
11007687

RFMD



RF MICRO DEVICES, INC.
2011 ANNUAL REPORT


20
RFMD
1991 • 2011


RFMD
1991 • 2011

ABOUT THE COVER: Celebrating 20 Years of Innovation

Throughout fiscal 2011, we are celebrating 20 years of technology leadership in the semiconductor industry.

Since our founding, RFMD has been an innovator and industry leader in the commercialization of compound semiconductors and RF components. We have introduced thousands of breakthrough products that have enabled the growth of our Company as well as the growth of our markets.

Twenty years ago, the markets we served were relatively small and emerging. Today our markets are large and diversified, and they continue to grow. RFMD is at the forefront of these markets, and we believe we are very well positioned for continued growth and profitability, supported by the outstanding talent of our employees and our organization's sharp focus on product and technology leadership.


Received SEC
JUN 23 2011
Washington, DC 20549

FINANCIAL HIGHLIGHTS

Fiscal Year (in thousands, except per share data)	**2011**	*2010*	*2009*	*2008*	*2007*
Total revenue	**$ 1,051,756**	$ 978,393	$ 886,506	$ 956,270	$1,023,615
Income (loss) from operations	**$ 139,519**	$ 106,406	$ (869,296)	$ (50,901)	$ 114,551
Net income (loss)	**$ 124,558**	$ 71,019	$ (887,904)	$ (3,394)	$ 83,416
Diluted net income (loss) per share	**$ 0.44**	$ 0.25	$ (3.38)	$ (0.01)	$ 0.39
Cash and cash equivalents	**$ 131,760**	$ 104,778	$ 172,989	$ 129,750	$ 228,940
Current assets	**$ 600,159**	$ 548,824	$ 517,434	$ 616,147	$ 580,439
Total assets	**$ 1,025,393**	$1,014,008	$1,088,642	$ 2,011,309	$1,089,634
Current liabilities	**$ 134,937**	$ 152,733	$ 99,344	$ 135,591	$ 113,216
Total liabilities	**$ 349,038**	$ 483,924	$ 656,680	$ 715,208	$ 369,967
Shareholders' equity	**$ 676,355**	$ 530,084	$ 431,962	$ 1,296,101	$ 719,667

ABOUT US

RF Micro Devices, Inc. (NASDAQ GS: RFMD) is a global leader in the design and manufacture of high-performance RF components and compound semiconductor technologies. RFMD's products enable worldwide mobility, provide enhanced connectivity and support advanced functionality in the cellular handset, wireless infrastructure, wireless local area network (WLAN), CATV/broadband, and aerospace and defense markets. RFMD® is recognized for its diverse portfolio of semiconductor technologies and RF systems expertise and is a preferred supplier to the world's leading mobile device, customer premises and communications equipment providers.

Headquartered in Greensboro, N.C., RFMD is an ISO 9001- and ISO 14001-certified manufacturer with worldwide engineering, design, sales and service facilities. RFMD is traded on the NASDAQ Global Select Market under the symbol RFMD. For more information, please visit RFMD's website at www.rfmd.com.

2011 ANNUAL REPORT TO SHAREHOLDERS



Bob Bruggeworth, RFMD President and Chief Executive Officer

Your RFMD® is transformed. What began in May 2008, with the announcement of our strategic restructuring, has changed RFMD from what we were—a customer concentrated supplier of wireless systems—into a highly diversified, growth-oriented supplier of RF components and compound semiconductors.

The results are clear. On a year-over-year basis, fiscal 2011 revenue and gross profit grew 7.5% and 9.7%, respectively, and gross margin expanded from 36.3% to 37.0%. Operating income grew 31.1% to $139.5 million, net income grew 75.4% to $124.6 million, and diluted earnings per share increased 76% to $0.44.

We strengthened our balance sheet substantially in fiscal 2011. Cash flow from operations increased 14.9% to $213.4 million. We repurchased and retired $145.5 million principal amount of our long-term debt, resulting in a positive net cash position[1] at the end of our fiscal year. RFMD's capital efficient business model also delivered solid year-over-year improvements in free cash flow[2] and return on invested capital.

RFMD's robust financial performance in fiscal 2011 was achieved despite a 24.4% decline in sales to our largest cellular handset customer. This decline reflected our largest customer's position in the cellular handset market as well as the approaching end-of-life of our POLARIS™ 3 EDGE transceiver chipset.

RFMD's POLARIS 3 chipsets have been among the industry's most successful EDGE transceiver chipsets, and POLARIS products have generated more than $1.2 billion in lifetime revenue for RFMD.

As part of our May 2008 strategic restructuring we exited all new transceiver product development while committing to support existing POLARIS 3 transceiver sales to our largest customer. Accordingly, transceiver revenue is expected to be immaterial to fiscal 2012 financial results—after representing approximately 14% of revenue in fiscal 2011.

[1] Positive net cash position is defined as unrestricted cash, cash equivalents and short-term investments, minus the principal amount of our convertible subordinated notes due 2012 and 2014.
[2] Free cash flow is defined as net cash provided by operating activities during the period minus property and equipment expenditures made during the period.

In place of transceivers, RFMD is capturing new, higher-margin revenue that is growing across a broad set of customers and markets. We are especially enthusiastic about new incremental growth drivers, including our PowerSmart™ power platforms, our RF724x family of ultra-high efficiency 3G/4G power amplifiers (PAs), our switch-based cellular products, our gallium nitride, or GaN, components for high-power applications, and our high-performance WiFi components.

Within our Cellular Products Group (CPG), RFMD's PowerSmart power platforms feature a revolutionary new RF Configurable Power Core™ that delivers multiband, multi-mode coverage of all cellular communications modulation schemes, including 4G. PowerSmart is enjoying broad customer acceptance and was recognized recently by Compound Semiconductor magazine as the compound semiconductor industry's most innovative device of 2011.

We are also excited about our RF724x family of 3G/4G PAs, which deliver ultra-high peak efficiency and best-in-class performance, translating directly into superior talk time for next-generation devices. Similar to PowerSmart, customer shipments of our RF724x PAs are forecast to grow significantly in fiscal 2012.

Another exciting growth driver is our expanding portfolio of switches and switch-based products. RFMD's new silicon-on-insulator (SOI) switches complement our existing switch product offerings and deliver additional advances in integration and performance.

In the markets served by our Multi-Market Products Group (MPG), we are pursuing multiple opportunities for our GaN compound semiconductor technology. RFMD's GaN is a revolutionary new green technology that delivers several benefits, including very high power density, smaller size, lower current consumption and greater thermal conductivity.

DIVERSIFICATION

We are seeing a dramatic reversal in our customer concentration. As we entered fiscal 2011 our largest customer represented approximately half of our revenue. Entering fiscal 2012, we see that percentage approaching fifteen percent, as transceiver sales decline and as the balance of our business grows. RFMD has not had a more diverse customer concentration in our history as a public company. This is the new RFMD.

PRODUCT AND TECHNOLOGY LEADERSHIP

RFMD's commitment to product and technology leadership has enabled us to deliver innovative, breakthrough products that have reshaped their respective product categories. These have included RFMD's PowerStar® power amplifiers, RFMD's silicon-based cellular switches, RFMD's PowerSmart™ power platforms, and RFMD's high-power GaN technology. In fiscal 2011, RFMD launched 324 new and derivative products—a company record. This is the new RFMD.

Also in MPG, our portfolio of high-performance WiFi front ends is driving exceptional growth, supported by the rapid convergence of wireless and networking devices. We are also generating strong growth in Smart Energy, driven by our expanded collaboration with channel partners and new program wins in support of leading Smart Energy customers.

These incremental growth drivers are ramping now, with long-term product lifecycles expected to extend well into future fiscal years. As a result, we foresee a more diversified customer base and a product mix that's more robust, with a greater representation of new products in MPG and a higher percentage of new 3G and 4G products in CPG. We believe this will enable broad improvement in our financial results, supporting revenue growth, margin expansion, operating leverage, earnings growth, continued strong free cash flow, and superior return on invested capital.

As RFMD celebrates our 20th anniversary, we extend our thanks to everyone who has contributed to our success, not only in fiscal 2011 but since our founding in 1991. We are especially grateful for the people of RFMD whose outstanding talent and dedication made fiscal 2011 a very successful year. With their continued efforts and the support of our investors, customers, suppliers, and Board of Directors, we see tremendous opportunities for growth and profitability ahead.

We look forward to reporting our progress to you throughout our fiscal 2012 and beyond.

Sincerely,



Bob Bruggeworth
President and Chief Executive Officer

June 22, 2011

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended April 2, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________

Commission file number 0-22511

RF MICRO DEVICES, INC.

(Exact name of registrant as specified in its charter)

NORTH CAROLINA
State or other jurisdiction of incorporation or organization

56-1733461
(I.R.S. Employer Identification No.)

7628 Thorndike Road Greensboro, North Carolina 27409-9421
(Address of principal executive offices) (Zip Code)

(336) 664-1233
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, no par value (Preferred Share Purchase Rights are attached to and trade with the Common Stock)	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

Securities registered pursuant to Section 12(g) of the Act:

Preferred Share Purchase Rights (attached to and trade with the Common Stock)
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $1,652,710,747 as of October 2, 2010. For purposes of such calculation, shares of common stock held by persons who hold more than 10% of the outstanding shares of common stock and shares held by directors and officers of the registrant and their immediate family members have been excluded because such persons may be deemed to be affiliates. This determination is not necessarily conclusive.

There were 276,859,815 shares of the registrant's common stock outstanding as of May 13, 2011.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant has incorporated by reference into Part III of this report certain portions of its proxy statement for its 2011 annual meeting of shareholders, which is expected to be filed pursuant to Regulation 14A within 120 days after the end of the registrant's fiscal year ended April 2, 2011.

RF Micro Devices, Inc.

Form 10-K

For The Fiscal Year Ended April 2, 2011

Index

Forward-Looking Information

This report includes "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to certain disclosures contained in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." These forward-looking statements include, but are not limited to, statements about our plans, objectives, representations and contentions, and are not historical facts and typically are identified by the use of terms such as "may," "will," "should," "could," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue" and similar words, although some forward-looking statements are expressed differently. You should be aware that the forward-looking statements included herein represent management's current judgment and expectations, but our actual results, events and performance could differ materially from those expressed or implied by forward-looking statements. We do not intend to update any of these forward-looking statements or publicly announce the results of any revisions to these forward-looking statements, other than as is required under the federal securities laws.

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, including the notes thereto.

PART I

We use a 52- or 53-week fiscal year ending on the Saturday closest to March 31 of each year. Fiscal years 2011 and 2009 were 52-week years and fiscal year 2010 was a 53-week year. Our other fiscal quarters end on the Saturday closest to June 30, September 30 and December 31 of each year.

Unless the context requires otherwise, references in this report to "RFMD," the "Company," "we," "us" and "our" refer to RF Micro Devices, Inc. and its subsidiaries on a consolidated basis.

ITEM 1. BUSINESS.

Introduction

RF Micro Devices, Inc. was incorporated under the laws of the State of North Carolina in 1991. We are a recognized global leader in the design and manufacture of high-performance radio frequency (RF) components and compound semiconductor technologies. Our products enable worldwide mobility, provide enhanced connectivity and support advanced functionality in the cellular handset, wireless infrastructure, wireless local area network (WLAN or WiFi), cable television (CATV)/broadband, Smart Energy/advanced metering infrastructure (AMI), and aerospace and defense markets. We are recognized for our diverse portfolio of semiconductor technologies and RF systems expertise, and we are a preferred supplier to the world's leading mobile device, customer premises and communications equipment providers.

Our design and manufacturing expertise encompasses many semiconductor process technologies, which we access through both internal and external resources. We are a leading manufacturer of gallium arsenide (GaAs)-based and gallium nitride (GaN) compound semiconductors for RF applications. We access silicon-based technologies and a small percentage of GaAs through external foundries. Our broad design and manufacturing resources enable us to deliver products optimized for performance and cost in order to best meet our customers' performance, cost and time-to-market requirements.

In fiscal 2011, our Cellular Products Group (CPG) supplied cellular components to the majority of the handset industry's original equipment manufacturers (OEMs) and collaborated with the handset industry's leading baseband manufacturers, as the reference designs of these baseband manufacturers are utilized by both OEMs and original design manufacturers (ODMs). CPG is a leading supplier of cellular components, such as power amplifier (PA) modules, transmit modules and cellular switches, which perform various functions in the cellular front end section located between the transceiver and the antenna. CPG is also a growing supplier of switch-based content in the cellular front end section, including antenna switch modules, switch filter modules and switch duplexer modules, which are increasingly required in next-generation 3G and 4G devices. CPG supplies its broad portfolio of cellular components into handsets and other mobile data connected devices, such as USB modems, netbooks, notebooks and tablets.

Our Multi-Market Products Group (MPG) supplies a broad range of RF components for multiple applications in the communications, industrial and aerospace/defense industries. MPG also provides foundry services for GaN and GaAs wafer production. Major communications applications include mobile wireless infrastructure (2G, 3G and 4G), point-to-point and microwave radios, WiFi, worldwide interoperability microwave access (WiMAX), CATV wireline infrastructure and optical access for hybrid-fiber coaxial (HFC) networks. Industrial applications include Smart Energy/AMI, private mobile radio and test and measurement equipment. Aerospace and defense applications include military communications, radar and electronic warfare as well as commercial/military space communications. MPG serves a diversified, global customer base.

During fiscal 2008 and fiscal 2009, we completed three strategic acquisitions. In fiscal 2008, we acquired Sirenza Microdevices, Inc. (Sirenza) to significantly expand our product portfolio, diversify our customer base, enhance our profitability and increase our revenue growth opportunities. We also acquired Filtronic Compound Semiconductors, Limited (Filtronic) in fiscal 2008 to reduce our GaAs sourcing costs, increase our GaAs capacity (with the addition of a high-volume, state-of-the-art GaAs wafer fabrication facility, which we also refer to as a fab), reduce our capital expenditures, and expand our product portfolio of multi-market products. In fiscal 2009, we completed the acquisition of Universal Microwave Corporation (UMC). UMC designs and manufactures high-performance RF oscillators and synthesizers primarily for point-to-point radios, CATV head-end equipment and military communications radio markets. The acquisitions of Sirenza, Filtronic and UMC have furthered our strategic efforts in support of diversification and profitable growth.

In fiscal 2009, we announced a strategic restructuring that leveraged our leadership in RF components and compound semiconductor technologies. As part of the restructuring, we reduced or eliminated our investments in wireless systems, including cellular transceivers and global positioning systems (GPS) solutions. We initiated the restructuring in order to focus on our RF component and compound semiconductor opportunities, including cellular front ends and other components in CPG and our expanding portfolio of RF components in MPG. We are supporting cellular transceivers already in production, although we expect cellular transceiver sales volumes and revenues will be significantly lower in fiscal 2012 as compared to fiscal 2011.

Also in fiscal 2009, we initiated a separate restructuring to reduce manufacturing capacity and costs and operating expenses, due primarily to lower demand for our products resulting from the global economic slowdown. As part of the restructuring, we decreased our workforce, impaired certain property and equipment and reduced our fixed manufacturing and operating expenses. The restructuring activities implemented in fiscal 2009 substantially enhanced our profitability in fiscal years 2010 and 2011.

Industry Overview

Our business is diversified across multiple industries. The cellular handset industry is our largest market and is characterized by large unit volumes.

The largest segment by volume is comprised of voice phones and feature phones operating on 2G networks, and during fiscal 2011, the majority of our cellular sales were into 2G devices. In fiscal 2012, we expect our sales into smartphones to grow significantly, driven by market share gains and growth in the underlying market.

The smartphone segment is growing faster than the overall cellular handset industry. Rapidly increasing demand for internet access, email, social media, video sharing, and other mobile applications is prompting feature phone and mid-tier smartphone users to migrate increasingly to more complex, high-end smartphones. Similarly, in Asia and in other geographies, the expanding availability of broadband cellular infrastructure is prompting users of basic voice phones and feature phones to migrate increasingly to more complex mid-tier smartphones.

Smartphones, whether mid-tier or high-end, typically contain more RF content than basic or feature phones. Smartphones support 2G, 3G and increasingly 4G air interface standards, require multiple frequency bands for broad geographic coverage, and target higher performance specifications. With smartphones growing faster than the overall handset market and containing more RF content, our addressable cellular market is expected to grow faster than the overall handset market.

The RF content is also growing rapidly in notebook computers, tablets, and machine-to-machine (M2M) data devices. In notebook computers, the broad availability of high speed 3G and 4G networks is increasing the demand for cellular functionality. Similarly, the growing popularity of tablets for mobile data communication and content consumption is increasing the demand for 3G, 4G and WiFi connectivity in this segment. Finally, M2M devices are increasingly integrating cellular content for a growing number of applications, including automotive, smart grid and electricity utilities, water utilities, medical, fleet management, and point-of-sale.

Beyond handsets, RFMD serves additional growth markets that are benefiting from the increasing demand for high data rate applications. In CATV infrastructure, the rapid growth in consumer data usage, primarily through high definition television (HDTV), as well as Internet protocol television (IPTV), voice over Internet protocol (VoIP) and increases in Internet traffic, is driving market growth and placing increased emphasis on product performance, integration and power consumption. In cellular infrastructure, the expanding data traffic loads on networks are increasing the requirements for more, and faster, wireless backhaul systems (such as remote radio heads), that connect cellular base stations to switching centers. Also in cellular infrastructure, efforts to reduce energy consumption and lower carriers' operating budgets are placing greater value on higher efficiency RF power amplifiers. There is also strong growth in Smart Energy/AMI systems, which are increasingly implemented using the Zigbee™ standard or other technologies requiring integrated RF components.

Across our customers' diversified industries, their end-market products continue to increase in complexity and RF content. This is expanding our addressable market and increasing our opportunities to deliver more highly integrated, higher value solutions. At the same time, we are leveraging our core capabilities, including scale manufacturing, advanced packaging capabilities and deep systems-level integration expertise, to target a greater number of applications and market opportunities.

Strategy

RFMD is leveraging our leadership in RF components and compound semiconductor technologies across multiple industries to capitalize on global macro trends related to mobility, broadband connectivity and energy conservation.

We employ a product leadership strategy and leverage core capabilities in design expertise, manufacturing scale, and process and packaging technology to meet or exceed our customers' highly complex requirements related to amplification, switching, filtering, and other RF and non-RF functionality. In many instances, we enjoy synergies across markets and applications that enable us to leverage our scale advantage.

We are sharply focused on profitable growth and diversification, and we are developing and launching hundreds of innovative new and derivative products each year to expand our presence in existing and new markets and to diversify our revenue base.

We believe our investments in industry-leading manufacturing scale, deep systems-level expertise, and broad technology and product portfolios position us to be a leading beneficiary of the increasing RF complexity in the transmit and receive chains of wireless and wired broadband applications.

Markets

We design, develop, manufacture and market our products to both domestic and international OEMs and ODMs for the following commercial, industrial, military, aerospace and other markets in both wireless and wired communications applications.

Aerospace and Defense — A&D markets in which we compete include high power, high reliability and high frequency devices that are used primarily in radar and communications equipment.

Broadband Components — This market is comprised of several segments that relate to cable and broadband transmission and consumer electronics markets. Major products include CATV hybrid-based amplifiers, which boost voice and data signals over established cable lines.

Cellular Devices — In cellular applications, communication is established through mobile devices by making a connection with a base station via RF channels. The ability of the mobile device to maintain this connection over a long distance and for long periods of time is significantly impacted by the performance of the RF section of the device. We provide the critical products in the RF section of mobile devices, including PA modules, transmit modules, RF power management integrated circuits (ICs) and RF switches for various applications in the handset.

Wireless Infrastructure — Base stations are installed across a geographic area to create wireless telecommunications networks that enable mobile devices to communicate with one another or with wired telephones. Each base station is equipped to transmit and receive RF signals through an antenna to and from mobile devices. The base station market is typified by a requirement for highly reliable products with superior durability and performance. Point-to-point microwave radios are also included in the base station market. In point-to-point applications, transmission and reception between two fixed points occur wirelessly. Common applications include broadcasting, backhaul (the way a cellular base station connects to the rest of the telephone network), and trunking for use in operating data links within communications carriers and IT infrastructure.

Wireless Connectivity — Wireless connectivity involves the transmission and reception of data, such as e-mail, faxes, computer files, Internet content and voice, by computers and mobile devices via RF signals rather than wireline connections. We compete in both the WiFi and WiMAX wireless connectivity markets and in the Smart Energy/AMI market. The most basic AMI systems provide a way for a utility company to measure customer usage remotely without touching or physically reading a meter. More sophisticated AMI systems have data links to major household appliances to enable measurement and control. WiFi is used primarily for short-range home or office network applications in personal computers, gaming platforms, tablets and smartphones. WiFi is also used in wireless access points, such as those used in wireless hotspots. WiMAX is a technology that is complementary to WiFi and is intended for longer-range applications, providing a fixed or mobile broadband wireless link for homes, mobile computers, phones or other broadband platforms.

Other Markets — Through our MPG, we service over 20 end-markets. In addition to the primary markets above, we supply components for automotive, optical access, wireless media, wireless consumer premise equipment, test and measurement, medical and scientific, gaming, industrial radios, security systems, satellite radio, microwave communications, interactive toys, PC modem cards, keyless entry, handheld devices used for point-of-sale and other applications. In fiscal 2010, we announced the availability of our GaN foundry services, and in fiscal 2011, we announced the expansion of our foundry services to include molecular beam epitaxy (MBE) products and services (utilizing our Greensboro facilities). In fiscal 2011, we also announced the expansion of our foundry services to include GaAs pseudomorphic high electron mobility transistor (pHEMT) technologies, which will be manufactured in our United Kingdom (U.K.) fab.

Manufacturing

We have a global supply chain that routinely ships millions of units per day. Our products have varying degrees of complexity and rely on semiconductors and other components that are manufactured in-house or outsourced. The majority of our products are multi-chip modules utilizing multiple semiconductor process technologies. We are a leading supplier of RF components and a leading manufacturer of compound semiconductors (e.g., GaAs HBT, GaAs pHEMT, GaN) for RF applications.

Our GaAs products generally incorporate a transistor layer, which is grown on the GaAs wafer using a MBE or a metal organic chemical vapor deposition (MOCVD) process. Our GaN products generally incorporate a transistor layer, which is grown on the silicon carbide (SiC) wafer using a MOCVD process. We operate an MBE facility in North Carolina, and we grow the majority of our GaAs starting material in this facility. All MOCVD-based starting material is outsourced. Also, certain unique, but low-volume GaAs technologies (which support our MPG business) are outsourced.

Once the GaAs or GaN starting material is produced or purchased, the wafers are sent to one of our fabs, where semiconductor devices are manufactured through a series of manufacturing steps. We operate a six-inch wafer fab located in Greensboro, North Carolina, for GaAs wafer production and production of three-inch GaN wafers, and we operate a six-inch wafer fab located in Newton Aycliffe, U.K. Once the semiconductor manufacturing is complete, the wafers are singulated, or separated, into individual units called die.

We also use silicon-based process technologies in our products. We outsource all silicon manufacturing to leading silicon foundries.

The next step in the manufacturing process is assembly. During assembly, the die and other necessary components are placed in a microelectronic package to provide connectivity between the die and the components. Once assembled, the products are tested for RF performance and prepared for shipment through a tape and reel process. To assemble and test our products, we primarily use internal assembly facilities in the United States (U.S.), China and Germany, and we also utilize several external suppliers.

In fiscal 2010, we consolidated our Shanghai assembly and test operations with our Beijing assembly and test facility, and achieved the expected reduction in manufacturing costs by the end of December 2009. In fiscal 2011, we increased our module assembly and test capacity in China to support increased demand.

Our quality management system is registered to ISO 9001 standards and our environmental management system is registered to ISO 14001:2004. This means that a third-party independent auditor has determined that these systems meet the requirements developed by the International Organization of Standardization, a non-governmental network of the national standards institutes of over 150 countries. The ISO 9001 standards provide models for quality assurance in design/development, production, installation and servicing. The ISO 14001:2004 standards provide a structure within which a company can develop or strengthen its quality system for managing its environmental affairs. We believe that all of our key vendors and suppliers are compliant with applicable ISO 9000 or QS 9000 series specifications, which means that their operations have in each case been determined by auditors to comply with certain internationally developed quality control standards. We qualify and monitor assembly contractors based on cost and quality.

Products and Applications

We offer a broad line of products that range from single-function components to highly integrated circuits and multi-chip modules (MCMs). Our ICs include gain blocks, low noise amplifiers (LNAs), PAs, receivers, transmitters, transceivers, modulators, demodulators, attenuators, switches, frequency synthesizers and voltage-controlled oscillators (VCOs). Our MCM products include PA modules, switch-filter modules, active antenna products, VCOs, phase-locked loops (PLLs), coaxial resonator oscillators (CROs), active mixers, variable gain amplifiers, hybrid amplifiers, power doublers and optical receivers. Our passive components include splitters, couplers, mixers and transformers, as well as isolators and circulators, which are used primarily in wireless infrastructure and CATV set-top box applications. Our products employ a broad array of semiconductor process technologies, including GaAs, GaN, silicon complementary metal oxide semiconductor (CMOS) and silicon germanium (SiGe).

Raw Materials

We purchase numerous raw materials and parts, such as passive components and substrates, from external suppliers. We currently use independent foundries to supply all of our silicon-based requirements. The use of external suppliers involves a number of risks, including the possibility of material disruptions in the supply of key components and the lack of control over delivery schedules, manufacturing yields, quality and fabrication costs. In order to minimize our risk associated with external suppliers, we routinely qualify multiple sources of supply and closely monitor suppliers' key performance indicators.

Customers

Sales to our largest customer, Nokia, represented approximately 39% of our total revenue in fiscal 2011 as compared to 55% of our total revenue in fiscal 2010. We have continued to expand our customer base and have reduced our dependence on any one customer. MPG sales grew approximately 30% in fiscal 2011 as compared to fiscal 2010, and CPG sales (excluding our largest customer) grew by approximately 50% during the same period. We expect to continue to focus on customer diversification in fiscal 2012. We expect Nokia to continue to decline as a percent of total annual revenue, driven by market share gains at cellular customers throughout the world, and growth in MPG.

Information about revenue, operating profit or loss and total assets is presented in Part II, Item 8, "*Financial Statements and Supplementary Data*" of this Annual Report on Form 10-K.

Sales and Marketing

We sell our products worldwide directly to customers as well as through a network of domestic and foreign sales representative firms and distributors. We select our domestic and foreign sales representatives based on technical skills and sales experience, as well as the presence of complementary product lines and the customer base served. We provide ongoing training to our representatives and distributors to keep them informed of and educated about our products. We maintain an internal sales and marketing organization that is responsible for key account management, application engineering support to customers, developing sales and advertising literature, and preparing technical presentations for industry conferences. We have sales and customer support centers located throughout the world.

Our applications engineers interact with customers during all stages of design and production, provide customers with product application notes and engineering data, maintain regular contact with customer engineers and assist in the resolution of technical problems. We believe that maintaining a close relationship with customers and channel partners and providing them with strong technical support enhances their level of satisfaction and enables us to anticipate their future product needs.

Research and Development

Our research and development activities provide us with the necessary technologies and products to maintain leadership in the wireless communications market and to leverage and extend our capabilities into other markets. We conduct research and development activities focused on enabling longer-term, leading-edge products for our core markets as well as activities associated with developing new technologies for emerging high growth markets.

To extend our leadership position in compound semiconductor technologies, we have developed several generations of GaAs HBT and pHEMT process technologies for cellular and multi-market applications that we can manufacture in our North Carolina and U.K. fabrication facilities. During fiscal 2011, we made significant progress in the development of a high-performance power pHEMT technology that is expected to enable state-of-the-art efficiencies for our future cellular power amplifiers. We also continued to develop a next-generation backend technology that will be applied to both HBT and pHEMT processes to increase integration, reduce die size and improve performance.

We continue to develop and release new GaN-based products and invest in new GaN process technologies to exploit GaN's performance advantages across existing and new product categories. The inherent wide band gap, high electron mobility, and high breakdown voltage characteristics of GaN semiconductor devices offer significant performance advantages versus competing technologies. Last year we qualified and production released our second GaN semiconductor process, which has optimized linearity performance. Current RF/microwave GaN process technology development is focused on a third generation technology that optimizes gain and efficiency and incorporates our latest process improvements for improved repeatability and yield. We are also developing other advanced GaN process technologies that target other applications where we anticipate GaN devices will provide a disruptive performance advantage and deliver meaningful energy savings in end-market products.

We continue to develop and qualify technologies made available to us from key suppliers where we can leverage our proprietary design methods, intellectual property (IP), and unique expertise to improve performance, reduce size or reduce the cost of our products. During fiscal 2011, we increasingly used silicon-on-insulator (SOI) technology in our expanding portfolio of RF power switch products. Additionally, we released several innovative SOI-based RF attenuators that provide a substantial reduction in complexity and improved performance when compared to conventional, discrete product approaches.

In the area of packaging technologies, we are developing and qualifying copper-based packaging technologies that allow us to improve performance and reduce or replace gold in our products. We also developed, qualified and began production of our first products using wafer level chip scale packaging (WLCSP) technology. WLCSP technology eliminates wire bonds, reduces the size and component height, and represents a lower cost packaging alternative for many of our products.

During fiscal 2011, we made progress in our concentrated photovoltaic (CPV) solar cell development program. Working with the U.S. Department of Energy's National Renewable Energy Laboratory (NREL), we demonstrated world-class performance for dual-junction solar cells manufactured in our high volume six-inch GaAs wafer production facility. We have leveraged our extensive knowledge in high volume test and semiconductor device reliability testing to develop CPV device characterization and reliability test capabilities that are unique within the PV industry. We believe that our high-volume semiconductor production facilities and manufacturing experience will enable low-cost production of high efficiency CPV cells to meet the expanding global needs for clean renewable energy.

In fiscal years 2011, 2010, and 2009, we incurred approximately $141.1 million, $139.0 million and $170.8 million, respectively, in research and development expenses. Primarily as a result of our strategic decision to reduce or eliminate our investment in wireless systems during fiscal 2009, research and development headcount and spending dollars decreased in fiscal 2010. We are continuing to invest in new RF component products and new process technologies in support of our growth and diversification goals.

Competition

We operate in a very competitive industry characterized by rapid advances in technology and new product introductions. Our competitiveness depends on our ability to improve our products and processes faster than our competitors, anticipate changing customer requirements and successfully develop and launch new products while reducing our costs. Our competitiveness is also affected by the quality of our customer service and technical support and our ability to design customized products that address each customer's particular requirements within the customer's cost limitations. Many of our current and potential competitors have entrenched market positions and customer relationships, established patents, copyrights and other intellectual property rights and substantial technological capabilities. In some cases, our competitors are also our customers or suppliers. Additionally, many of our competitors may have significantly greater financial, technical, manufacturing and marketing resources than we do, which may allow them to implement new technologies and develop new products more quickly than we can.

Intellectual Property

We value intellectual property and actively seek opportunities to further protect and advance our business interests by developing and using our proprietary IP. Such IP includes patents, copyrights, trademarks and trade secrets. We have also implemented processes and policies designed to encourage IP development, while mitigating any IP misappropriation risks.

Patent applications are filed within the U.S. and in other countries where we have a market presence. On occasion, some applications do not mature into patents for various reasons, including, but not limited to, rejections based on prior art. We also continue to acquire patents through acquisitions or direct prosecution efforts. We believe the scope of our patents is sufficient to protect our business, and our business is not dependent on a single patent or application.

Our business, including a significant percentage of our patents, is focused on RF communication devices, components, sub-components, systems, software and processes. The duration of our most relevant patents is sufficient to support our business, especially in view of the limited market life of many of our products. As we improve upon existing products and invent new ones, patents are acquired to further enhance our return on investment in products that utilize these inventions.

In our continuing endeavor to create strong brands for our products and services, we federally register trademarks, service marks and trade names that distinguish our products and services in the market. We diligently monitor these marks for their proper and intended use.

We also protect our interest in proprietary information, including business strategies, unpatented inventions, formulae, processes, and other business information that provide a competitive advantage. Such information is closely monitored and made available only to those employees whose responsibilities require access to the information.

Seasonality

Sales of our products are often subject to seasonal fluctuations. This primarily reflects the seasonal demand fluctuations for the end-products, such as mobile handsets, that incorporate our components. If anticipated sales or shipments do not occur when expected, expenses and inventory levels in that quarter can be disproportionately high, and our results of operations for that quarter, and potentially for future quarters, may be adversely affected.

Backlog

Due to industry practice and our experience, we do not believe that backlog as of any particular date is indicative of future results. Our sales are the result of consumption of standard and custom products from RFMD-owned finished goods inventory at certain customers' "hub" locations and from purchase orders for delivery of standard and custom products. The quantities projected for consumption of hub inventory and quantities on purchase orders, as well as the shipment schedules, are frequently revised within agreed-upon lead times to reflect changes in the specific customer's needs. As industry practice allows customers to cancel orders with limited advance notice prior to shipment, and with little or no penalty, we believe that backlog as of any particular date may not be a reliable indicator of our future revenue levels.

Employees

On April 2, 2011, we had 3,726 employees. We believe that our future prospects will depend, in part, on our ability to continue to attract and retain skilled technical, marketing and management personnel. Competition for such personnel is intense, and the number of persons with relevant experience, particularly in RF engineering, product design and technical marketing, is limited. None of our U.S. employees are represented by a labor union. A number of our European-based employees (less than 5% of our global workforce as of April 2, 2011) are subject to collective bargaining-type arrangements, and we have never experienced any work stoppage. We believe that our current employee relations are good.

Geographic Financial Summary

A summary of our operations by geographic area is as follows (in thousands):

Fiscal Year	2011	2010	2009
Sales:			
United States	$156,746	$151,673	$159,885
International	895,010	826,720	726,621
Long-lived tangible assets:			
United States	$148,745	$178,012	$224,461
International	60,733	69,073	90,666

Sales for geographic disclosure purposes are based on the "bill to" address of the customer. The "bill to" address is not always an accurate representation of the location of final consumption of our products. Of our total international revenue for fiscal 2011, approximately 40% ($418.2 million) was attributable to customers in China, 14% ($144.9 million) was attributable to customers in Taiwan, 14% ($143.4 million) was attributable to customers in India, and 7% ($69.3 million) was attributable to customers in Korea.

Long-lived tangible assets primarily include property and equipment. At April 2, 2011, approximately $55.2 million (or 26%) of our total property and equipment was located in China.

For the risks associated with these foreign operations, see our risk factor entitled "We are subject to risks from international sales and operations" contained below in Item 1A, *"Risk Factors."*

Environmental Matters

By virtue of operating our MBE and wafer fabrication facilities, we are subject to a variety of extensive and changing federal, state and local governmental laws, regulations and ordinances related to the use, storage, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in the manufacturing process. Any failure to comply with such requirements currently in effect or subsequently adopted could result in the imposition of fines upon us, the suspension of production or a cessation of operations, the occurrence of which could have an adverse impact upon our capital expenditures, earnings and competitive position. In addition, such requirements could restrict our ability to expand our facilities or require us to acquire costly equipment or incur other significant expenses to comply with environmental regulations. We believe that costs arising from existing environmental laws will not have a material adverse effect on our financial position or results of operations. We are an ISO 14001:2004 certified manufacturer with a comprehensive Environmental Management System (EMS) in place in order to help ensure control of the environmental aspects of the manufacturing process. Our EMS mandates compliance and establishes appropriate checks and balances to minimize the potential for non-compliance with environmental laws and regulations.

We actively monitor the hazardous materials that are used in the manufacture, assembly and testing of our products, particularly materials that are retained in the final product. We have developed specific restrictions on the content of certain hazardous materials in our products, as well as those of our suppliers and outsourced manufacturers and subcontractors. This helps to ensure that our products are compliant with the requirements of the markets into which the products will be sold.

There can be no assurance that the environmental laws will not become more stringent in the future or that we will not incur significant costs in the future in order to comply with these laws. We do not currently anticipate any material capital expenditures for environmental control facilities for the remainder of fiscal 2012 or fiscal 2013.

Access to Public Information

We make available, free of charge through our website (http://www.rfmd.com), our annual and quarterly reports on Forms 10-K and 10-Q (including related filings in XBRL format) and current reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file these reports with, or furnish them to, the Securities and Exchange Commission (SEC). The public may also request a copy of our forms filed with the SEC, without charge upon written request, directed to:

Investor Relations Department
RF Micro Devices, Inc.
7628 Thorndike Road
Greensboro, NC 27409-9421

The information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report on Form 10-K. We have included our website address as a factual reference and do not intend it as an active link to our website.

In addition, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. You may also read and copy any documents that we file with the SEC at the SEC's Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for information on the operation of the Public Reference Room.

ITEM 1A. RISK FACTORS.

Our operating results fluctuate.

Our revenue, earnings, margins and other operating results have fluctuated significantly in the past and may fluctuate significantly in the future. If demand for our products fluctuates as a result of economic conditions or for other reasons, our revenue and profitability could be impacted. Our future operating results will depend on many factors, including, but not limited to, the following:

- changes in business and economic conditions, including downturns in the semiconductor industry and the overall economy;
- changes in consumer confidence caused by changes in market conditions, including changes in the credit markets, expectations for inflation, unemployment levels, and energy or other commodity prices;
- our ability to accurately predict market requirements and evolving industry standards in a timely manner;
- our ability to accurately predict customer demand and thereby avoid the possibility of obsolete inventory, which would reduce our profit margins;
- the ability of third party foundries, assembly, test and tape and reel partners to handle our products in a timely and cost-effective manner that meets our customers' requirements;
- our customers' and distributors' ability to manage the inventory that they hold and to forecast their demand;
- our ability to achieve cost savings and improve yields and margins on our new and existing products;
- our ability to respond to downward pressure on the average selling prices of our products caused by our customers or our competitors; and
- our ability to utilize our capacity efficiently or acquire additional capacity in response to customer demand.

It is likely that our future operating results could be adversely affected by one or more of the factors set forth above or other similar factors. If our future operating results are below the expectations of stock market analysts or our investors, our stock price may decline.

Our operating results may be adversely impacted by the inability of certain of our customers to access their traditional sources of credit to finance the purchase of products from us, which could lead them to reduce their level of purchases or seek credit or other accommodations from us.

The inability of our customers to access capital efficiently could cause disruptions in their businesses, thereby negatively impacting ours. For example, if our customers or channel partners do not have sufficient liquidity, they could reduce or limit new purchases, which could result in lower demand for our products or place us at risk for any trade credit we have extended to them if they are unable to repay us. This risk may increase if a general economic downturn materially impacts our customers and they are not able to manage their business risks adequately or do not properly disclose their financial condition to us.

Our industry's technology changes rapidly.

We design and manufacture high-performance semiconductor components for wireless applications. Our markets are characterized by the frequent introduction of new products and services in response to evolving product and process technologies and consumer demand for greater functionality, lower costs, smaller products and better performance. As a result, we have experienced and will continue to experience some product design obsolescence. We expect our customers' demands for improvements in product performance to continue, which means that we must continue to improve our product designs and develop new products that may use new technologies. It is possible that competing technologies will emerge that permit the manufacture of ICs that are superior to the products we make under existing processes. If that happens and we cannot design products using that technology or develop competitive products, our operating results will be adversely affected.

We depend on a few large customers for a substantial portion of our revenue.

A substantial portion of our revenue comes from large purchases by a small number of customers. Our future operating results depend on both the success of our largest customers and on our success in diversifying our products and customer base. We are focusing on a diversification strategy that includes growing our market share outside of our largest cellular handset customer. During fiscal 2011, we expanded our customer base as our largest customer, Nokia, represented approximately 39% of our total revenue in fiscal 2011 as compared to 55% of our total revenue in fiscal 2010.

We typically manufacture custom products on an exclusive basis for individual customers for a negotiated period of time. The concentration of our revenue with a relatively small number of customers makes us particularly dependent on factors affecting those customers. For example, if demand for their products decreases, they may stop purchasing our products and our operating results would suffer. Most of our customers can cease incorporating our products into their products with little notice to us and with little or no penalty. The loss of a large customer and failure to add new customers to replace lost revenue would have a material adverse effect on our business, financial condition and results of operations.

We operate in a very competitive industry and must continue to implement innovative technologies.

We compete with several companies primarily engaged in the business of designing, manufacturing and selling RF components, as well as suppliers of discrete products such as transistors, capacitors and resistors. Several of our competitors either have GaAs HBT process technology or are developing GaAs HBT or new fabrication processes. Foundry services are readily available for GaAs HBT processes, which may enable new competitors without their own fabrication facilities.

Customers could develop products that compete with or replace our products. A decision by any of our large customers to design and manufacture ICs internally could have an adverse effect on our operating results. Increased competition could mean lower prices for our products, reduced demand for our products and a corresponding reduction in our ability to recover development, engineering and manufacturing costs.

Many of our existing and potential competitors have entrenched market positions, historical affiliations with OEMs, considerable internal manufacturing capacity, established IP rights and substantial technological capabilities. Many of our existing and potential competitors may have greater financial, technical, manufacturing or marketing resources than we do. We cannot be sure that we will be able to compete successfully with our competitors.

Our operating results are substantially dependent on development of new products.

Our future success will depend on our ability to develop new product solutions for existing and new markets. We must introduce new products in a timely and cost-effective manner and secure production orders from our customers. The development of new products is a highly complex process, and we have experienced delays in completing the development and introduction of new products at times in the past. Our successful product development depends on a number of factors, including the following:

- the accuracy of our prediction of market requirements and evolving standards;
- our ability to design products that meet our customers' cost, size and performance requirements;
- acceptance of our new product designs;
- the availability of qualified product designers;
- our timely completion and execution of product designs and ramp of new products according to our customers' needs with acceptable manufacturing yields;
- acceptance of our customers' products by the market and the variability of the life cycle of such products; and
- our ability to successfully design, develop, manufacture and integrate new components.

We may not be able to design and introduce new products in a timely or cost-efficient manner, and our new products may fail to meet the requirements of the market or our customers. In that case, we likely will not reach the expected level of production orders, which could adversely affect our operating results. Even when a design win is achieved, our success is not assured. Design wins may require significant expenditures by us and typically precede volume revenue by six to nine months or more. The actual value of a design win to us will ultimately depend on the commercial success of our customer's product.

Decisions about the scope of operations of our business could affect our results of operations and financial condition.

Changes in the business environment could lead to changes in our decisions about the scope of operations of our business, and these changes could result in restructuring and asset impairment charges. Factors that could cause actual results to differ materially from our expectations with regard to changing the scope of our operations include:

- timing and execution of plans and programs that may be subject to local labor law requirements, including consultation with appropriate work councils;
- changes in assumptions related to severance and post-retirement costs;
- future divestitures;
- new business initiatives and changes in product roadmap, development and manufacturing;
- changes in employment levels and turnover rates;
- changes in product demand and the business environment; and
- changes in the fair value of certain long-lived assets.

We face risks associated with the operation of our manufacturing facilities.

We operate an MBE facility and a wafer fabrication facility in Greensboro, North Carolina, as well as a wafer fabrication facility in Newton Aycliffe, U.K. We currently use several international and domestic assembly suppliers, as well as internal assembly facilities in China, the U.S. and Germany to assemble and test our products. We currently have our own test and tape and reel facilities located in Greensboro, North Carolina, and China, and we also utilize contract suppliers and partners in Asia to test our products.

A number of factors will affect the future success of our facilities, including the following:

- demand for our products;
- our ability to adjust production capacity in a timely fashion in response to changes in demand for our products;
- our ability to generate revenue in amounts that cover the significant fixed costs of operating the facilities;
- our ability to qualify our facilities for new products in a timely manner;
- the availability of raw materials and the impact of the volatility of commodity pricing on raw materials, including GaAs substrates, gold and high purity source materials such as gallium, aluminum, arsenic, indium, silicon, phosphorous and beryllium;
- our manufacturing cycle times;
- our manufacturing yields;
- the political and economic risks associated with the increased reliance on our manufacturing operations in China, U.K. and Germany;
- our heavy reliance on our internal facilities;
- our heavy reliance on our wafer fabrication facilities located in the same geographic area;
- our ability to hire, train and manage qualified production personnel;

- our compliance with applicable environmental and other laws and regulations;
- our ability to avoid prolonged periods of down-time in our facilities for any reason; and
- the occurrence of natural disasters anywhere in the world, which could directly or indirectly affect our supply chain, such as the recent earthquake and tsunami in Japan.

The recent earthquake and tsunami in Japan and the aftermath have created significant economic uncertainty in that country. While we do not have manufacturing operations in Japan, we will continue to monitor the rapidly developing situation in Japan and its potential impact on our business.

If we experience poor manufacturing yields, our operating results may suffer.

Our products are very complex. Each product has a unique design and is fabricated using semiconductor process technologies that are highly complex. In many cases, the products are assembled in customized packages. Our products, many of which consist of multiple components in a single package, feature enhanced levels of integration and complexity. Our customers insist that our products be designed to meet their exact specifications for quality, performance and reliability. Our manufacturing yield is a combination of yields across the entire supply chain including wafer fabrication, assembly and test yields. Due to the complexity of our products, we periodically experience difficulties in achieving acceptable yields on certain new and existing products.

Our customers also test our components once they have been assembled into their products. The number of usable products that result from our production process can fluctuate as a result of many factors, including the following:

- design errors;
- defects in photomasks (which are used to print circuits on a wafer);
- minute impurities in materials used;
- contamination of the manufacturing environment;
- equipment failure or variations in the manufacturing processes;
- losses from broken wafers or other human error; and
- defects in packaging.

We constantly seek to improve our manufacturing yields. Typically, for a given level of sales, when our yields improve, our gross margins improve, and when our yields decrease, our unit costs are higher, our margins are lower, and our operating results are adversely affected.

Industry overcapacity and current macroeconomic conditions could cause us to underutilize our manufacturing facilities and have a material adverse effect on our financial performance.

It is difficult to predict future growth or decline in the demand for our products, which makes it very difficult to estimate requirements for production capacity. In recent years, we have added significant capacity through acquisitions as well as by expanding capacity at our existing wafer fabrication facilities. During the second half of fiscal 2009, we initiated a restructuring to reduce manufacturing capacity and costs and operating expenses due primarily to lower demand for our products resulting from the global economic slowdown.

In the past, capacity additions by us and our competitors sometimes exceeded demand requirements, leading to oversupply situations. Fluctuations in the growth rate of industry capacity relative to the growth rate in demand for our products contribute to cyclicality in the semiconductor market. This is currently putting and may in the future put pressure on our average selling prices and have a material adverse effect on us.

As many of our manufacturing costs are fixed, these costs cannot be reduced in proportion to the reduced revenues experienced during periods in which we underutilize our manufacturing facilities as a result of reduced demand. If the demand for our products is not consistent with our expectations, underutilization of our manufacturing facilities may have a material adverse effect on our operating results.

In the second half of fiscal 2009, due to the decrease in orders from our customers resulting from the global economic slowdown, we reduced our manufacturing output in order to reduce our inventory levels and increase our cash flow. This action resulted in the underutilization of our manufacturing facilities, which in turn led to large unfavorable manufacturing variances and negative impacts on our margins and results of operations. In fiscal years 2011 and 2010, our demand increased and as a result, our factory utilization improved.

We are subject to increased inventory risks and costs because we build our products based on forecasts provided by customers before receiving purchase orders for the products.

In order to ensure availability of our products for some of our largest customers, we start the manufacturing of our products in advance of receiving purchase orders based on forecasts provided by these customers. However, these forecasts do not represent binding purchase commitments and we do not recognize sales for these products until they are shipped to or consumed by the customer. As a result, we incur inventory and manufacturing costs in advance of anticipated sales. Because demand for our products may not materialize, manufacturing based on forecasts subjects us to increased risks of high inventory carrying costs, increased obsolescence and increased operating costs. These inventory risks are exacerbated when our customers purchase indirectly through contract manufacturers or hold component inventory levels greater than their consumption rate because this causes us to have less visibility regarding the accumulated levels of inventory for such customers. If product demand decreases or we fail to forecast demand accurately, we could be required to write-off inventory, which would have a negative impact on our gross margin.

We depend heavily on third parties.
We purchase numerous component parts, substrates and silicon-based products from external suppliers. The use of external suppliers involves a number of risks, including the possibility of material disruptions in the supply of key components and the lack of control over delivery schedules, capacity constraints, manufacturing yields, quality and fabrication costs.

We currently use several external manufacturing suppliers to supplement our internal manufacturing capabilities. We believe all of our key vendors and suppliers are compliant with applicable ISO 9000 or QS 9000 standards. However, if these vendors' processes vary in reliability or quality, they could negatively affect our products and, therefore, our results of operations.

We are increasingly selling certain of our products through channel partners and our inability to manage a channel partner or customer relationship may have an adverse effect on our business, financial condition and results of operations.
We are focused on developing relationships with channel and alliance partners to help us sell our products. These channel and alliance partners typically are large companies that provide system reference designs for OEMs and ODMs that include their baseband and other complementary products. Channel and alliance partners look to us and our competitors to provide RF products to their customers as part of the overall system design. In these relationships, we generally do not control the customer relationship. As a result, we are dependent upon the channel partner as the prime contractor to appropriately manage the end customer. The failure of the channel partner to do so can lead to situations where projects are delayed, modified or terminated for reasons outside our control. The channel and alliance partners may be in a different business or we may be their customer or competitor; therefore, we must balance our interest in obtaining new business with competitive and other factors. Our inability to manage these relationships could have an adverse effect on our business, financial condition and results of operations.

We are subject to risks from international sales and operations.
We operate globally with sales offices and research and development activities as well as manufacturing, assembly and testing facilities in multiple countries. As a result, we are subject to risks and factors associated with doing business outside the U.S. Global operations involve inherent risks that include currency controls and fluctuations as well as tariff, import and other related restrictions and regulations.

Sales to customers located outside the U.S. accounted for approximately 85% of our revenue in fiscal 2011. We expect that revenue from international sales will continue to be a significant part of our total revenue. Because the majority of our foreign sales are denominated in U.S. dollars, our products become less price-competitive in countries with currencies that are low or are declining in value against the U.S. dollar. Also, we cannot be sure that our international customers will continue to accept orders denominated in U.S. dollars.

The majority of our assembly, test and tape and reel vendors are located in Asia. This subjects us to regulatory, geopolitical and other risks of conducting business outside the U.S. We do the majority of our business with our foreign assemblers in U.S. dollars. Our manufacturing costs could increase in countries with currencies that are increasing in value against the U.S. dollar. Also, we cannot be sure that our international manufacturing suppliers will continue to accept orders denominated in U.S. dollars.

In addition, if terrorist activity, armed conflict, civil or military unrest or political instability occur in the U.S. or other locations, such events may disrupt manufacturing, assembly, logistics, security and communications, and could also result in reduced demand for our products. Pandemics and similar major health concerns could also adversely affect our business and our customer order patterns. We could also be affected if labor issues disrupt our transportation or manufacturing arrangements or those of our customers or suppliers. On a worldwide basis, we regularly review our key infrastructure, systems, services and suppliers, both internally and externally, to seek to identify significant vulnerabilities as well as areas of potential business impact if a disruptive event were to occur. Once identified, we assess the risks, and as we consider it to be appropriate, we initiate actions intended to minimize the risks and their potential impact. However, there can be no assurance that we have identified all significant risks or that we can mitigate all identified risks with reasonable effort.

In order to compete, we must attract, retain, and motivate key employees, and our failure to do so could harm our results of operations.
In order to compete, we must:

- hire and retain qualified people with experience in RF engineering, IC design and technical marketing and support;
- continue to develop leaders for key business units and functions;
- expand our presence in international locations and adapt to cultural norms in foreign locations; and
- train and motivate our employee base.

Our future operating results and success may depend on keeping key technical personnel and management and expanding our sales and marketing, research and development and administrative support. We do not have employment agreements with the majority of our employees. We must also continue to attract qualified personnel. The competition for qualified personnel is intense, and the number of people with experience, particularly in RF engineering, IC design, and technical marketing and support, is limited. We cannot be sure that we will be able to attract and retain other skilled personnel in the future.

We may engage in future acquisitions that dilute our shareholders' ownership and cause us to incur debt and assume contingent liabilities.
As part of our business strategy, we expect to continue to review potential acquisitions that could complement our current product offerings, augment our market coverage or enhance our technical capabilities, or that may otherwise offer growth or margin improvement opportunities. While we currently have no definitive agreements providing for any such acquisitions, we may acquire businesses, products or technologies in the future. In the event of such future acquisitions, we could issue equity securities that would dilute our current shareholders' ownership, incur substantial debt or other financial obligations or assume contingent liabilities. Such actions by us could seriously harm our results of operations or the price of our common stock. Acquisitions also entail numerous other risks that could adversely affect our business, results of operations and financial condition, including:
- unanticipated costs, capital expenditures or working capital requirements associated with the acquisition;
- acquisition-related charges and amortization of acquired technology and other intangibles that could negatively affect our reported results of operations;
- diversion of management's attention from our business;
- injury to existing business relationships with suppliers and customers;
- failure to successfully integrate acquired businesses, operations, products, technologies and personnel; and
- unrealized expected synergies.

The price of our common stock has fluctuated widely in the past and may fluctuate widely in the future.
Our common stock, which is traded on the NASDAQ Global Select Market, has experienced and may continue to experience significant price and volume fluctuations that could adversely affect the market price of our common stock without regard to our operating performance. In addition, we believe that factors such as quarterly fluctuations in financial results, financial performance below analysts' estimates, and activities or developments affecting our customers and other publicly traded companies in the semiconductor industry could cause the price of our common stock to fluctuate substantially. In addition, in recent periods, our common stock, the stock market in general and the market for shares of semiconductor industry-related stocks in particular have experienced extreme price fluctuations, which have often been unrelated to the operating performance of the affected companies. Any similar fluctuations in the future could adversely affect the market price of our common stock. If our stock price declines in the future, it may be more difficult to raise capital, or we may be unable to do so at all, which could have a material adverse impact on our business and results of operations.

We rely on our intellectual property portfolio and may face claims of infringement.
Our success depends in part on our ability to obtain patents, trademarks and copyrights, maintain trade secret protection and operate our business without infringing on the proprietary rights of other parties. Because of the volume of creative works rendered throughout our offices, some of these works may not receive the benefit of federal registration. In addition, the wireless and semiconductor industries are subject to frequent litigation, often regarding patent and other intellectual property rights. Leading companies and organizations in these industries have numerous patents that protect their intellectual property rights in these areas. Intellectual property rights litigation can be expensive to defend and in the event of an adverse result, we could be required to expend significant resources to pay damages for infringement, to develop non-infringing technology or to obtain licenses to the technology covered by the litigation. We cannot be sure that we would be successful in such development or that any such license would be available on commercially reasonable terms, if at all.

In addition to patent and copyright protection, we also rely on trade secrets, technical know-how and other unpatented proprietary information relating to our product development and manufacturing activities. We try to protect this information by entering into confidentiality agreements with our employees and other parties. We cannot be sure that these agreements will not be breached, that we would have adequate remedies for any breach or that our trade secrets and proprietary know-how will become known or independently discovered by others.

We may be subject to other lawsuits and claims relating to our products.
We cannot be sure that third parties will not assert product liability or other claims against us, our customers or our licensors with respect to existing and future products. Any litigation could result in significant expense and liability to us and divert the efforts of our technical and management personnel, whether or not the litigation is determined in our favor or covered by insurance.

We are subject to stringent environmental regulations.
We are subject to a variety of federal, state and local requirements governing the protection of the environment. These environmental regulations include those related to the use, storage, handling, discharge and disposal of toxic or otherwise hazardous materials used in our manufacturing processes. A change in

environmental laws or our failure to comply with environmental laws could subject us to substantial liability or force us to significantly change our manufacturing operations. In addition, under some of these laws and regulations, we could be held financially responsible for remedial measures if our properties are contaminated, even if we did not cause the contamination. In addition, growing concerns about climate change, including the impact of global warming, may result in new regulations with respect to greenhouse gas emissions. Our compliance with this legislation may result in additional costs.

Provisions in our governing documents could discourage takeovers and prevent shareholders from realizing an investment premium.

Certain provisions of our articles of incorporation and bylaws could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of RFMD. These provisions include the ability of our Board of Directors to designate the rights and preferences of preferred stock and issue such shares without shareholder approval and the requirement of supermajority shareholder approval of certain transactions with parties affiliated with RFMD. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock.

On August 10, 2001, our Board of Directors adopted a shareholder rights plan, pursuant to which uncertificated stock purchase rights were distributed to our shareholders at a rate of one stock purchase right for each share of common stock held of record as of August 30, 2001. The rights plan is designed to enhance the Board's ability to prevent an acquirer from depriving shareholders of the long-term value of their investment and to protect shareholders against attempts to acquire us by means of unfair or abusive takeover tactics. The rights become exercisable based upon certain limited conditions related to acquisitions of stock, tender offers and certain business combination transactions involving us. The existence of the rights plan may impede a takeover of us not supported by the Board, including a takeover that may be desired by a majority of our shareholders or involving a premium over the prevailing stock price.

Our operating results could vary as a result of the methods, estimates and judgments we use in applying our accounting policies.

The methods, estimates and judgments we use in applying our accounting policies have a significant impact on our results of operations (see "*Critical Accounting Policies and Estimates*" in Part II, Item 7 of this Form 10-K). Such methods, estimates and judgments are, by their nature, subject to substantial risks, uncertainties and assumptions, and factors may arise over time that lead us to change our methods, estimates and judgments that could significantly affect our results of operations.

Our convertible subordinated debt may have a dilutive effect on our existing shareholders and may have other adverse effects on our results of operations.

On April 4, 2007, we issued $200.0 million aggregate principal amount of 0.75% Convertible Subordinated Notes due 2012 (the "2012 Notes") and $175.0 million aggregate principal amount of 1.00% Convertible Subordinated Notes due 2014 (the "2014 Notes" and, together with the 2012 Notes, the "Notes") in a private placement to Merrill Lynch, Pierce, Fenner & Smith Incorporated for resale to qualified institutional buyers. The Notes are convertible into shares of our common stock under certain circumstances. Upon conversion, in lieu of shares of our common stock, for each $1,000 principal amount of Notes, a holder will receive an amount in cash equal to the lesser of (i) $1,000 or (ii) the conversion value, as determined under the applicable indentures governing the Notes. If the conversion value exceeds $1,000, we also will deliver, at our election, cash or common stock or a combination of cash and common stock equivalent to the amount of the conversion value in excess of the $1,000. This election to deliver cash or common stock if the conversion value exceeds the conversion price will require us to evaluate the inclusion of shares in our dilutive earnings per share calculation (based on the treasury stock method) in the event our stock price exceeds $8.05 per share.

In fiscal years 2011 and 2010, we purchased and retired $137.8 million aggregate principal amount of our 2012 Notes. In fiscal years 2010 and 2009 we purchased and retired $40.1 million aggregate principal amount of our 2014 Notes.

In the future, we may issue additional equity, debt or convertible securities to raise capital. If we do so, the percentage ownership of RFMD held by existing shareholders would be further reduced, and existing shareholders may experience significant dilution. In addition, new investors in RFMD may demand rights, preferences or privileges that differ from, or are senior to, those of our existing shareholders. The perceived risk of dilution associated with the sale of a large number of shares could cause some of our shareholders to sell their stock, thus causing the price of our common stock to decline. Subsequent sales of our common stock in the open market could also have an adverse effect on the market price of our common stock.

The degree to which we are leveraged could have important consequences, including, but not limited to, the following:

- our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes may be limited;
- our shareholders' interests could be diluted as a result of the shares of our common stock that would be issued in the event of conversion of our convertible subordinated notes;
- we may be more vulnerable to economic downturns, less able to withstand competitive pressures and

less flexible in responding to changing business and economic conditions;
- a portion of our cash flow from operations will be dedicated to the payment of the principal of, and interest on, our indebtedness; and
- our ability to meet our debt payment obligations, particularly at maturity, depends on our ability to generate significant cash flow in the future and we cannot assure holders that our business will generate cash flow from operations, or that future borrowings will be available to us in an amount sufficient to enable us to meet our payment obligations under our debt and to fund our other liquidity needs.

Changes in our effective tax rate may impact our results of operations.

A number of factors may increase our future effective tax rates, including the following:
- the jurisdictions in which profits are determined to be earned and taxed;
- the resolution of issues arising from tax audits with various tax authorities;
- changes in the valuation of our net deferred tax assets;
- adjustments to income taxes upon finalization of various tax returns;
- increases in expenses not deductible for tax purposes;
- changes in available tax credits;
- changes in tax laws or the interpretation of such tax laws, and changes in generally accepted accounting principles; and
- a future decision to repatriate non-U.S. earnings for which we have not previously provided for U.S. taxes.

Any significant increase in our future effective tax rates could reduce net income for future periods.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

Our corporate headquarters is located in Greensboro, North Carolina, where we have two office buildings (leased), a six-inch wafer production facility (owned), an MBE facility (leased), and a research and development packaging facility (leased). In Greensboro, we also have a four-inch wafer production facility (leased) that is idle due to a prior restructuring; however, the offices in the facility are occupied. In addition, we have a partially upfitted manufacturing facility (leased) that is unoccupied due to our prior restructuring.

We have an assembly and test site located in Beijing, China (owned), where we assemble and test modules. In Broomfield, Colorado (leased) and Brooksville, Florida (owned), we have assembly and test sites for highly customized modules and products, including modules and products that support our aerospace and defense business.

We also have two manufacturing facilities located in Europe. We have a wafer fabrication facility in Newton Aycliffe, U.K. (owned) and we have a facility capable of supporting a variety of packaging and test technologies in Nuremberg, Germany (leased).

We also lease space for our design centers in Chandler, Arizona; Carlsbad, San Jose and Torrance, California; Broomfield, Colorado; Hiawatha, Iowa; Billerica, Massachusetts; Charlotte, North Carolina; Richardson, Texas; Shanghai, China; and Norresundby, Denmark. In addition, we lease space for sales and customer support centers in Beijing, Shanghai, and Shenzhen, China; Reading, England; Toulouse, France; Bangalore, India; Tokyo, Japan; Seoul, South Korea; and Taipei, Taiwan.

In the opinion of management, our properties have been well-maintained, are in sound operating condition and contain all equipment and facilities necessary to operate at present levels. We believe all of our facilities are suitable and adequate for our present purposes and the productive capacity in such facilities is either substantially being utilized or we expect to further utilize the facilities as demand warrants.

ITEM 3. LEGAL PROCEEDINGS.

We are involved in various legal proceedings and related actions that have arisen in the ordinary course of our business that have not been fully adjudicated. Our management does not believe that these routine matters, when ultimately concluded and determined, will have a material adverse effect on our financial condition, liquidity or results of operations.

ITEM 4. (REMOVED AND RESERVED).

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our common stock is traded on the NASDAQ Global Select Market under the symbol "RFMD." The table below shows the high and low sales prices of our common stock for the periods indicated, as reported by The NASDAQ Stock Market LLC. As of May 13, 2011, there were 2,164 holders of record of our common stock.

	High	Low
Fiscal Year Ended April 2, 2011		
First Quarter	$6.05	$3.83
Second Quarter	6.25	3.65
Third Quarter	7.99	5.89
Fourth Quarter	8.48	6.01
Fiscal Year Ended April 3, 2010		
First Quarter	$3.96	$1.24
Second Quarter	5.85	3.18
Third Quarter	5.24	3.72
Fourth Quarter	5.27	3.76

We have never declared or paid cash dividends on our common stock. We currently intend to retain our earnings for use in our business and do not anticipate paying any cash dividends in the foreseeable future.

PERFORMANCE GRAPH

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG RF MICRO DEVICES, INC., THE NASDAQ COMPOSITE INDEX
AND THE NASDAQ ELECTRONIC COMPONENTS INDEX


$140
$120
$100
$80
$60
$40
$20
$0
2006
2007
2008
2009
2010
2011
125.30
106.53
73.87
RF MICRO DEVICES, INC.
NASDAQ COMPOSITE
NASDAQ ELECTRONIC COMPONENTS

* $100 invested on 4/1/06 in stock or 3/31/06 in index-including reinvestment of dividends.

Fiscal Year End	2006	2007	2008	2009	2010	2011
Total Return Index for:						
RF Micro Devices, Inc.	100.00	72.02	31.56	15.84	58.03	73.87
NASDAQ Composite	100.00	106.44	101.14	67.88	107.06	125.30
NASDAQ Electronic Components	100.00	90.78	89.71	59.15	94.48	106.53

Notes:

A. The lines represent monthly index levels derived from compounded daily returns, assuming reinvestment of all dividends.
B. The indexes are reweighted daily, using the market capitalization on the previous trading day.
C. If the monthly interval, based on the fiscal year-end, is not a trading day, the preceding trading day is used.
D. The index level for all series was set to $100.00 on April 1, 2006.

Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that may yet be Purchased Under the Plans or Programs
January 2, 2011 to January 29, 2011	0	$0.00	0	$200.0 million
January 30, 2011 to February 26, 2011	1,571,647	$7.44	1,571,647	$188.3 million
February 27, 2011 to April 2, 2011	125,000	$7.50	125,000	$187.4 million
Total	1,696,647	$7.44	1,696,647	$187.4 million

On January 25, 2011, we announced that our Board of Directors had authorized the repurchase of up to $200.0 million of our outstanding common stock, exclusive of related fees, commissions or other expenses, from time to time during a period commencing on January 28, 2011 and expiring on January 27, 2013. This share repurchase program authorizes us to repurchase shares through solicited or unsolicited transactions in the open market or in privately negotiated transactions. During the fiscal year ended April 2, 2011, we repurchased approximately 1.7 million shares at an average price of $7.44 on the open market.

ITEM 6. SELECTED FINANCIAL DATA.

The selected financial data set forth below for the fiscal years indicated were derived from our audited consolidated financial statements. The information should be read in conjunction with our consolidated financial statements (including the notes thereto) and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this report.

Fiscal Year End	2011	2010	2009	2008	2007
(In thousands, except per share data)					
Revenue	**$1,051,756**	$ 978,393	$ 886,506	$ 956,270	$1,023,615
Operating costs and expenses:					
Cost of goods sold	**662,085**	623,224	669,163	681,314	666,755
Research and development	**141,097**	138,960	170,778	207,362	184,979
Marketing and selling	**59,470**	56,592	64,946	57,330	53,863
General and administrative	**48,003**	48,316	50,352	42,080	37,301
Other operating expense (income)	**1,582**	4,895	800,563[1]	19,085	(33,834)[6]
Total operating costs and expenses	**912,237**	871,987	1,755,802	1,007,171[4]	909,064
Income (loss) from operations	**139,519**	106,406	(869,296)	(50,901)	114,551
Interest expense	**(17,140)**	(23,997)	(25,893)	(24,533)	(4,583)
Interest income	**787**	1,291	5,337	29,046	9,305
Other income (expense), net	**339**	1,134	9,844[2]	3,906	(32,874)[7]
Income (loss) before income taxes	**123,505**	84,834	(880,008)	(42,482)	86,399
Income tax benefit (expense)	**1,053**[5]	(13,815)	(7,896)[3]	39,088[5]	(2,983)
Net income (loss)	**$ 124,558**	$ 71,019	$ (887,904)	$ (3,394)	$ 83,416
Net income (loss) per share:					
Basic	**$ 0.46**	$ 0.27	$ (3.38)	$ (0.01)	$ 0.43
Diluted	**$ 0.44**	$ 0.25	$ (3.38)	$ (0.01)	$ 0.39
Shares used in per share calculation:					
Basic	**272,575**	267,349	262,493	227,270	192,137
Diluted	**280,394**	289,429	262,493	227,270	226,513

As of Fiscal Year End	2011	2010	2009	2008	2007
Cash and cash equivalents	**$ 131,760**	$ 104,778	$ 172,989	$ 129,750	$ 228,940
Short-term investments	**159,881**	134,882	93,527	100,841	89,678
Working capital	**465,222**	396,091	418,090	480,556	467,223
Total assets	**1,025,393**	1,014,008	1,088,642[1]	2,011,309[4]	1,089,634
Long-term debt and capital lease obligations, less current portion	**177,557**	289,837	505,162[2]	525,082	245,709
Shareholders' equity	**676,355**	530,084	431,962[1]	1,296,101[4]	719,667

(1) During fiscal 2009, we recorded an impairment charge of $686.5 million to goodwill and intangibles, and restructuring expenses of approximately $67.1 million due to the adverse macroeconomic business environment. We also recorded restructuring expenses of approximately $47.1 million as a result of the restructuring initiated in the first half of fiscal 2009 to reduce investments in wireless systems. See Notes 5 and 10 to the Consolidated Financial Statements.

(2) Other income (expense) for fiscal 2009 includes a gain of approximately $14.4 million as a result of our purchase and retirement of $55.3 million aggregate principal amount of our convertible subordinated notes due 2010 and 2014. See Note 7 to the Consolidated Financial Statements.

(3) Income tax expense for fiscal 2009 includes the effects of an increase of a valuation reserve against foreign and domestic deferred tax assets. See Note 11 to the Consolidated Financial Statements.

(4) Fiscal 2008 includes the effects of the acquisitions of Sirenza and Filtronic.

(5) Income tax benefit for fiscal 2011 (see Note 11 to the Consolidated Financial Statements) and fiscal 2008 includes the effects of a reduction of a valuation reserve against deferred tax assets.

(6) During fiscal 2007, we recorded a $33.9 million gain (net of restructuring expenses) for the sale of substantially all of our *Bluetooth*® assets.

(7) During fiscal 2007, we recorded a $33.9 million investment impairment charge associated with the announcement of a merger of Jazz Semiconductor, Inc. with a wholly- owned subsidiary of Acquicor Technology, Inc. and our intention to sell our equity interest in Jazz.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

This Annual Report on Form 10-K includes "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about our plans, objectives, representations and contentions and are not historical facts and typically are identified by use of terms such as "may," "will," "should," "could," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue" and similar words, although some forward-looking statements are expressed differently. You should be aware that the forward-looking statements included herein represent management's current judgment and expectations, but our actual results, events and performance could differ materially from those expressed or implied by forward-looking statements. We do not intend to update any of these forward-looking statements or publicly announce the results of any revisions to these forward-looking statements, other than as is required under the federal securities laws. Our business is subject to numerous risks and uncertainties, including those relating to variability in our operating results, the inability of certain of our customers or suppliers to access their traditional sources of credit, our industry's rapidly changing technology, our dependence on a few large customers for a substantial portion of our revenue, our ability to implement innovative technologies, our ability to bring new products to market, the efficient and successful operation of our wafer fabrication facilities, molecular beam epitaxy facility, assembly facilities and test and tape and reel facilities, our ability to adjust production capacity in a timely fashion in response to changes in demand for our products, variability in manufacturing yields, industry overcapacity and current macroeconomic conditions, inaccurate product forecasts and corresponding inventory and manufacturing costs, dependence on third parties and our ability to manage channel partners and customer relationships, our dependence on international sales and operations, our ability to attract and retain skilled personnel and develop leaders, the possibility that future acquisitions may dilute our shareholders' ownership and cause us to incur debt and assume contingent liabilities, fluctuations in the price of our common stock, claims of infringement on our intellectual property portfolio, lawsuits and claims relating to our products, and the impact of stringent environmental regulations. These and other risks and uncertainties, which are described in more detail under Item 1A, "Risk Factors" in this Annual Report on Form 10-K and in other reports and statements that we file with the SEC, could cause actual results and developments to be materially different from those expressed or implied by any of these forward-looking statements.

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, including the notes thereto.

OVERVIEW

Company

We are a recognized global leader in the design and manufacture of high-performance radio frequency (RF) components and compound semiconductor technologies. Our products enable worldwide mobility, provide enhanced connectivity and support advanced functionality in the cellular handset, wireless infrastructure, wireless local area network (WLAN or WiFi), cable television (CATV)/broadband, Smart Energy/advanced metering infrastructure (AMI), and aerospace and defense markets. We are recognized for our diverse portfolio of semiconductor technologies and RF systems expertise, and we are a preferred supplier to the world's leading mobile device, customer premises and communications equipment providers.

Our design and manufacturing expertise encompasses many semiconductor process technologies, which we access through both internal and external resources. We are a leading manufacturer of gallium arsenide (GaAs)-based and gallium nitride (GaN) compound semiconductors for RF applications. We access silicon-based technologies and a small percentage of GaAs through external foundries. Our broad design and manufacturing resources enable us to deliver products optimized for performance and cost in order to best meet our customers' performance, cost and time-to-market requirements.

Business Segments

We follow Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 280, "*Segment Reporting*" (FASB ASC Topic 280), which establishes standards for the way public companies report information about operating segments in annual financial statements and in interim reports to shareholders. Under FASB ASC Topic 280, the method for determining what information to report is based on the way that management organizes the segments within the company for the chief operating decision maker to make operating decisions, allocate resources and assess financial performance. Although we had two business units as of April 2, 2011 (Cellular Products Group (CPG) and Multi-Market Products Group (MPG)), we report financial information as one operating segment pursuant to the aggregation criteria set forth in FASB ASC Topic 280.

Fiscal 2011 Management Summary

Our key financial highlights for the fiscal year ended April 2, 2011, are as follows:

- Our revenue increased 7.5% in fiscal 2011 to $1,051.8 million as compared to $978.4 million in fiscal 2010. Sales of our cellular products increased year-over-year driven primarily by customer diversification and increased demand for new and existing products. In addition, sales of our MPG-related products increased primarily due to an increase in demand for a broad range of wireless and wired applications.

- Our gross profit was 37.0% of revenue in fiscal 2011 as compared to 36.3% of revenue in fiscal 2010. The improvement in gross margin reflected our improved overall manufacturing yields, improved factory utilization rates, higher sales of new products with higher gross margins, and improved pricing on externally-sourced raw materials. These improvements were offset partially by increased demand of lower margin transceivers and erosion in average selling prices.
- Operating income was $139.5 million in fiscal 2011 as compared to $106.4 million in fiscal 2010. Our operating income increased primarily due to an increase in revenue and an increase in gross profit.
- Our net income per diluted share was $0.44 for fiscal 2011 compared to a net income per diluted share of $0.25 for fiscal 2010.
- We generated positive cash flow from operations of $213.4 million for fiscal 2011 as compared to $185.7 million for fiscal 2010, primarily attributable to improved profitability.
- Capital expenditures totaled $25.7 million in fiscal 2011 as compared to $8.4 million in fiscal 2010.
- During fiscal 2011, we purchased and retired a total of $135.5 million aggregate principal amount of our convertible subordinated notes due 2012, which resulted in a loss of approximately $2.4 million.
- During fiscal 2011, we repurchased approximately 1.7 million shares of common stock for approximately $12.6 million.

RESULTS OF OPERATIONS FOR FISCAL 2011 VERSUS FISCAL 2010

The following table presents a summary of our results of operations for fiscal years 2011 and 2010. Our fiscal 2011 year consists of 52 weeks compared to our fiscal 2010 year which consisted of 53 weeks. This additional week in fiscal 2010 impacts the year-over-year analysis.

(In thousands, except percentages)	2011	% of Revenue	2010	% of Revenue	Increase (Decrease)	Percentage Change
Revenue	**$1,051,756**	100.0%	$978,393	100.0%	$73,363	7.5%
Cost of goods sold	**662,085**	63.0	623,224	63.7	38,861	6.2
Research and development	**141,097**	13.4	138,960	14.2	2,137	1.5
Marketing and selling	**59,470**	5.7	56,592	5.8	2,878	5.1
General and administrative	**48,003**	4.5	48,316	4.9	(313)	(0.6)
Other operating expense	**1,582**	0.1	4,895	0.5	(3,313)	(67.7)
Operating income	**$ 139,519**	13.3%	$106,406	10.9%	33,113	31.1

REVENUE

Our revenue increased in fiscal 2011 as compared to fiscal 2010, due to an increase in sales of our cellular products driven primarily by customer diversification and increased demand for new and existing products. In addition, sales of MPG-related products increased primarily due to an increase in demand for a broad range of wireless and wired applications. Fiscal 2010 revenue benefited from an additional week versus fiscal 2011.

Sales to our largest customer were approximately 39% of our fiscal 2011 revenue compared to 55% of our fiscal 2010 revenue. Our customer diversification strategy has successfully reduced our percentage of sales to our largest customer and increased our market share elsewhere, particularly with customers throughout Asia. Our diversification strategy is primarily focused on growing our MPG revenue, expanding our content in the cellular front end and increasing our market share at key customers outside of our largest customer.

International shipments amounted to $895.0 million in fiscal 2011 (approximately 85% of revenue) compared to $826.7 million in fiscal 2010 (approximately 85% of revenue). Shipments to Asia totaled $807.2 million in fiscal 2011 (approximately 77% of revenue) compared to $699.0 million in fiscal 2010 (approximately 71% of revenue).

OPERATING INCOME

Operating income for fiscal 2011 was approximately $139.5 million compared to an operating income of $106.4 million for fiscal 2010. Our operating income increased primarily due to an increase in revenue and an increase in gross profit. Fiscal 2010 operating expenses were negatively impacted due to the additional week included in fiscal 2010 versus fiscal 2011.

Cost of Goods Sold

Our cost of goods sold for fiscal 2011 decreased slightly as a percentage of revenue primarily due to improved factory utilization rates, improved pricing on externally-sourced materials and the transition to new products with an improved cost structure.

Research and Development

The increase in research and development expenses was primarily due to increased headcount focused on new product development for 3G/4G smartphone applications. In addition, we resumed our contributions to the 401(k) plan in fiscal 2011 after suspending these contributions for the majority of fiscal 2010 due to the adverse macroeconomic business environment. These increases were partially offset by decreased depreciation expense.

Marketing and Selling
The increase in marketing and selling expenses was primarily due to increased headcount expense and related personnel expenses.

General and Administrative
General and administrative expenses remained relatively consistent for fiscal 2011 as compared to fiscal 2010.

Other Operating Expense
Other operating expenses decreased primarily due to lower restructuring charges. In fiscal 2011, we recorded restructuring charges of approximately $0.6 million related to impaired assets and lease and other contract termination costs. We recorded restructuring charges of approximately $3.8 million in fiscal 2010 related to one-time employee termination expenses, impaired assets and lease and other contract termination costs (see Note 10 to the Consolidated Financial Statements).

RESULTS OF OPERATIONS FOR FISCAL 2010 VERSUS FISCAL 2009

The following table presents a summary of our results of operations for fiscal years 2010 and 2009:

(In thousands, except percentages)	2010	% of Revenue	2009	% of Revenue	Increase (Decrease)	Percentage Change
Revenue	$978,393	100.0%	$ 886,506	100.0%	$ 91,887	10.4%
Cost of goods sold	623,224	63.7	669,163	75.5	(45,939)	(6.9)
Research and development	138,960	14.2	170,778	19.3	(31,818)	(18.6)
Marketing and selling	56,592	5.8	64,946	7.3	(8,354)	(12.9)
General and administrative	48,316	4.9	50,352	5.7	(2,036)	(4.0)
Goodwill impairment	—	—	619,551	69.9	(619,551)	(100.0)
Other operating expense	4,895	0.5	181,012	20.4	(176,117)	(97.3)
Operating income (loss)	$106,406	10.9%	$(869,296)	(98.1)%	975,702	112.2

REVENUE

Our revenue increased in fiscal 2010 as compared to fiscal 2009, due to an increase in sales of our cellular products driven primarily by customer diversification and increased demand for our new products. In addition, fiscal 2010 was a 53-week fiscal year in contrast to fiscal 2009, which was a 52-week fiscal year. These increases to revenue were partially offset by year-over-year declines in demand for our CATV line amplifiers driven primarily by the continued impact of the global economic slowdown on this line of business during the first half of fiscal 2010.

Sales to our largest customer were approximately 55% of our fiscal 2010 revenue compared to 52% of our fiscal 2009 revenue. Although our largest customer's percentage of sales increased year-over-year, their percentage of sales declined to approximately 50% of fiscal 2010 fourth quarter revenue. Our customer diversification strategy reduced our percentage of sales to our largest customer and increased our market share elsewhere, particularly at customers throughout Asia.

International shipments amounted to $826.7 million in fiscal 2010 (approximately 85% of revenue) compared to $726.6 million in fiscal 2009 (approximately 82% of revenue). Shipments to Asia totaled $699.0 million in fiscal 2010 (approximately 71% of revenue) compared to $554.2 million in fiscal 2009 (approximately 63% of revenue).

OPERATING INCOME (LOSS)

Operating income was approximately $106.4 million for fiscal 2010 compared to an operating loss of $869.3 million for fiscal 2009. Our operating income increased due to an increase in revenue and an increase in gross profit. Additionally, our fiscal 2010 operating expenses were lower due to the fiscal 2009 strategic restructurings (see Note 10 to the Consolidated Financial Statements).

In fiscal 2009, we recorded an impairment charge of $686.5 million to goodwill and other intangibles as a result of the deteriorating global macroeconomic conditions and we recorded restructuring expenses of approximately $114.2 million.

Cost of Goods Sold
Our cost of goods sold for fiscal 2010 decreased as a percentage of revenue primarily due to cost savings initiatives resulting from the fiscal 2009 restructuring activities, improved factory utilization rates resulting from increased demand, and improved pricing on externally-sourced raw materials. Our cost of goods sold for fiscal 2009 was negatively impacted by an increase in inventory reserves as well as the under-absorption of fixed manufacturing costs, which resulted from the lower

demand for our products attributable primarily to the overall global economic slowdown.

Research and Development

The decrease in research and development expenses was primarily due to the decrease in headcount and related personnel expense associated with our strategic decision to reduce or eliminate our investment in wireless systems. This decrease was partially offset by our continued investments in RF components.

Marketing and Selling

The decrease in marketing and selling expenses was primarily due to the decrease in headcount and related personnel expense as a result of the fiscal 2009 restructuring activities. In addition, marketing and selling expense decreased as a result of lower intangible amortization expense as compared to the corresponding period of fiscal 2009, due to the impairment of certain customer relationship intangibles during fiscal 2009 (see Note 5 to the Consolidated Financial Statements).

General and Administrative

General and administrative expenses for fiscal 2010 decreased slightly when compared to fiscal 2009 primarily due to a decrease in headcount and related personnel expense and other administrative costs associated with the fiscal 2009 restructuring activities.

Other Operating Expense

During fiscal 2009, we initiated a restructuring to reduce our manufacturing capacities and costs and operating expenses, due primarily to lower demand for our products in the second half of fiscal 2009 resulting from the global economic slowdown. The restructuring decreased our workforce and impaired certain property and equipment. As a result of these restructuring activities, we recorded $2.8 million and $67.1 million of expenses in fiscal years 2010 and 2009, respectively. The accrued restructuring balance, which primarily related to lease and other contracts, was $9.7 million and $12.8 million as of April 3, 2010 and March 28, 2009, respectively. As of April 3, 2010, the restructuring associated with the adverse macroeconomic business environment was substantially complete.

In early fiscal 2009, we initiated a restructuring to reduce investments in wireless systems, including cellular transceivers and GPS solutions, in order to focus on our RF component opportunities. Additionally, we consolidated the majority of our production test facilities in an effort to reduce cycle time, better serve our customer base and improve our overall profitability. As a result of these restructuring activities, we recorded $1.0 million and $47.1 million of expenses for fiscal years 2010 and 2009, respectively. The accrued restructuring balance, which primarily related to lease and other contracts, was $1.6 million and $3.2 million as of April 3, 2010 and March 28, 2009, respectively. As of April 3, 2010, the restructuring to reduce or eliminate our investments in wireless systems was substantially complete.

At the end of fiscal 2009, we estimated annualized manufacturing costs and operating expenses would be reduced by approximately $140.0 million as a result of our restructuring activities. The annualized expense reductions were achieved as expected in fiscal 2010.

OTHER (EXPENSE) INCOME AND INCOME TAXES FOR FISCAL YEARS 2011, 2010 AND 2009

(In thousands)	2011	2010	2009
Interest expense	**$(17,140)**	$(23,997)	$(25,893)
Interest income	**787**	1,291	5,337
(Loss) gain on retirement of convertible subordinated notes	**(2,412)**	1,540	14,382
Other income (expense)	**2,751**	(406)	(4,538)
Income tax benefit (expense)	**1,053**	(13,815)	(7,896)

Interest expense

Interest expense has decreased as a result of lower debt balances. During fiscal 2011, we purchased and retired $135.5 million aggregate principal amount of our convertible subordinated notes due 2012. In addition, the remaining $10.0 million aggregate principal amount of our 1.50% convertible subordinated notes due 2010 (the "2010 Notes") matured and was repaid during fiscal 2011. In fiscal 2010, we purchased and retired $207.1 million aggregate principal amount of our convertible subordinated notes due 2010, 2012, and 2014, and in fiscal 2009, we purchased and retired $55.3 million aggregate principal amount of our convertible subordinated notes due 2010 and 2014.

Interest income

Interest income decreased during fiscal 2011 and fiscal 2010, primarily because of lower prevailing interest rates, which were approximately 0.3% for fiscal 2011, 0.5% for fiscal 2010 and 1.9% for fiscal 2009.

(Loss) gain on the retirement of convertible subordinated notes

During fiscal 2011, we purchased and retired $135.5 million aggregate principal amount of our convertible subordinated notes due 2012, which resulted in a loss of approximately $2.4 million. In fiscal 2010, we purchased and retired $207.1 million aggregate principal amount of our 2010, 2012 and 2014 Notes, which resulted in a net gain of approximately $1.5 million, and in fiscal 2009, we purchased and retired $55.3 million aggregate principal amount of our 2010 and 2014 Notes, which resulted in a gain of $14.4 million.

Other Income (Expense)

In fiscal 2011, we incurred a foreign currency gain of $2.1 million as compared to a loss of $0.5 million in fiscal 2010 and a loss of $3.2 million in fiscal 2009. In fiscal 2011, the $2.6 million favorable change year-over-year was driven by the mix of our balance sheet accounts denominated in the local foreign currencies as the U.S. dollar depreciated against the Renminbi, Euro, and Pound Sterling.

The decrease in other income in fiscal 2009 was primarily related to foreign currency exchange rate impact on our denominated Euro and Pound Sterling accounts as the rates weakened against the U.S. dollar.

Income taxes

Income tax benefit for fiscal 2011 was $1.1 million, which is comprised primarily of tax expense related to domestic and international operations offset by tax benefits related to the release of the remaining $22.8 million valuation allowance against U.K. deferred tax assets, other changes in the domestic and foreign deferred tax asset valuation allowances and the expiration of the statute of limitations on uncertain tax positions assumed in prior business combinations. For fiscal 2011, this resulted in an annual effective tax rate of (0.9%).

In comparison, the income tax expense for fiscal 2010 was $13.8 million, which is comprised primarily of tax expense related to domestic and international operations offset by tax benefits related to changes in the domestic and foreign deferred tax asset valuation allowances, tax expense related to finalizing the Advance Pricing Agreement (APA) and related adjustments with China tax authorities for calendar years 2006 through 2008, tax expense related to settlement of the North Carolina audit of fiscal years 2006 through 2008, and tax benefit from the carryback of fiscal 2009 federal losses. For fiscal 2010, this resulted in an annual effective tax rate of 16.3%.

For fiscal 2009, the income tax expense was $7.9 million, which is primarily comprised of tax expense related to international operations and an increase in the valuation allowance against domestic and foreign deferred tax assets. For fiscal 2009, this resulted in an annual effective tax rate of (0.9%).

A valuation allowance has been established against the net deferred tax assets in the taxing jurisdictions where, based upon the positive and negative evidence available, it is more likely than not that the related net deferred tax assets will not be realized. Realization is dependent upon generating future income in the taxing jurisdictions in which the operating loss carryovers, credit carryovers, depreciable tax basis, and other tax deferred assets exist. We reevaluate the realizability of these deferred tax assets on a quarterly basis. As of the end of fiscal years 2011, 2010 and 2009, the valuation allowance against domestic and foreign deferred tax assets was $92.3 million, $132.1 million and $138.4 million, respectively.

The fiscal 2009 valuation allowance arose mainly from uncertainty related to the realizability of Shanghai, China deferred tax assets acquired in connection with the Sirenza acquisition, U.K. deferred tax assets acquired in connection with the Filtronic acquisition, and U.S. deferred tax assets due to operating losses and impairment charges incurred in the third quarter of fiscal 2009 that resulted in the U.S. moving into a cumulative pre-tax loss for the most recent three-year period. During fiscal 2010, the $6.3 million decrease in the overall valuation allowance was comprised of a decrease of $7.6 million related to the carryback of the fiscal 2009 federal NOL and an increase of $1.3 million related to other changes in domestic and foreign deferred tax assets during fiscal 2010. The $39.8 million decrease in the valuation allowance during fiscal 2011 was comprised of a $22.8 million release of the U.K. valuation allowance related to the remaining net deferred tax assets as of the end of fiscal 2011 and $17.0 million for other decreases related to changes in domestic and foreign net deferred tax assets during fiscal 2011.

During fiscal 2011, all of the U.K. valuation allowance was released. The positive evidence of income being generated in the U.K. in each of the last several quarters, the scheduled completion during fiscal 2012 of the implementation of production technology to allow the U.K. facility to produce power amplifiers in addition to switches, and future projections of continued profitability overcame any remaining negative evidence.

As of the end of fiscal 2011, a valuation allowance remained against the net deferred tax assets in the U.S. and Shanghai, China, as the negative evidence of cumulative pre-tax losses for the most recent three-year period in those jurisdictions were not overcome by available positive evidence. However, because of favorable operating results over the last two years, management believes a reasonable possibility exists that within the next year sufficient positive evidence may become available to reach a conclusion that a substantial portion of the remaining valuation allowance related to the U.S. deferred tax assets could be released within the next twelve months.

On April 2, 2011, we had outstanding net operating loss (NOL) carryforwards for federal domestic tax purposes of approximately $22.5 million, which will begin to expire in 2019, if unused, and state losses of approximately $99.8 million, which will begin to expire in 2011, if unused. In addition, federal credits of $43.2 million and state credits of $27.3 million may expire in years 2011-2029 and 2011-2024, respectively, if unused. Included in these amounts are certain NOLs and other tax attribute assets acquired in conjunction with our previous acquisitions. The utilization of U.S.-acquired NOLs and other deferred tax assets is subject to certain annual limitations as required under Internal Revenue Code Section 382 and similar state tax provisions. In addition, as of the end of fiscal 2011 we had approximately $32.4 million of U.K. tax losses, which were primarily acquired in connection with the Filtronic acquisition and which carry forward indefinitely. In the opinion of management, there has not been a material change in the nature or conduct of the U.K. business that would subject these U.K.-acquired tax loss carryforwards to limitation under the U.K. anti-avoidance provisions.

Our gross unrecognized tax benefits totaled $29.5 million as of March 28, 2009, $31.8 million as of April 3, 2010, and $32.9 million as of April 2, 2011. Of those gross unrecognized tax benefits, $18.9 million, $21.1 million, and $24.4 million net of federal benefit of state taxes represents the respective amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate. Included in the balance of gross unrecognized tax benefits at April 2, 2011, is $0.5 million to $1.0 million related to tax positions for which it is reasonably possible that the total amounts could significantly change in the next 12 months. This amount represents a decrease in gross unrecognized tax benefits related to reductions for tax positions in prior years.

SHARE-BASED COMPENSATION

Under FASB ASC Topic 718, *"Compensation — Stock Compensation"* (FASB ASC Topic 718), share-based compensation cost is measured at the grant date, based on the estimated fair value of the award using an option pricing model (Black-Scholes), and is recognized as expense over the employee's requisite service period.

As of April 2, 2011, total remaining unearned compensation cost related to nonvested restricted stock units and options was $29.7 million, which will be amortized over the weighted-average remaining service period of approximately 1.1 years.

LIQUIDITY AND CAPITAL RESOURCES

We have funded our operations to date through sales of equity and debt securities, bank borrowings, capital equipment leases and revenue from product sales. Beginning in fiscal 1998, we have raised approximately $1,053.3 million, net of offering expenses, from public and Rule 144A securities offerings. As of April 2, 2011, we had working capital of approximately $465.2 million, including $131.8 million in cash and cash equivalents, compared to working capital at April 3, 2010, of $396.1 million, including $104.8 million in cash and cash equivalents.

Share Repurchase

In the fourth quarter of fiscal 2011, we announced that our Board of Directors had authorized the repurchase of up to $200.0 million of our outstanding common stock, exclusive of related fees, commissions or other expenses, from time to time during a period commencing on January 28, 2011, and expiring on January 27, 2013. This share repurchase program authorizes us to repurchase shares through solicited or unsolicited transactions in the open market or in privately negotiated transactions. During the fiscal year ended April 2, 2011, we repurchased 1.7 million shares at an average price of $7.44 on the open market.

Cash Flows from Operating Activities

Operating activities in fiscal 2011 provided cash of $213.4 million, compared to $185.7 million in fiscal 2010. This increase in cash flows from operations was primarily attributable to improved profitability and an improvement in the management of our value added tax (VAT) recovery process with China. This increase in cash provided by operating activities was partially offset by an increase in inventory levels in support of expected customer demand.

Cash Flows from Investing Activities

Net cash used in investing activities in fiscal 2011 was $30.2 million compared to $46.2 million in fiscal 2010. During fiscal 2011, we had net purchases of securities available-for-sale of $5.1 million compared to net purchases of securities available-for-sale of $41.1 million in fiscal 2010. Our capital expenditures totaled approximately $25.7 million during fiscal 2011 (primarily for the purchase of additional test and assembly equipment) compared to $8.4 million during fiscal 2010. Capital expenditures in fiscal 2012 are expected to be between 3% and 5% of revenue, which we expect to fund with cash flows from operations. The actual amount of capital expenditures will be dependent on our sourcing strategy for manufacturing capacity and the rate and pace of new technology development.

Cash Flows from Financing Activities

Net cash used in financing activities in fiscal 2011 was $157.3 million compared to $207.2 million in fiscal 2010. This decrease in cash used in financing activities was primarily due to decreased repayments of debt. During fiscal 2011, we purchased and retired $135.5 million aggregate principal amount of the 2012 Notes for $134.6 million, we repaid the $12.9 million balance of a "no net cost" loan (see Note 7 to the Consolidated Financial Statements) and we paid the remaining $10.0 million balance of our 2010 Notes when they matured on July 1, 2011. During fiscal 2010, we purchased and retired $207.1 million aggregate principal amount of our convertible subordinated notes due 2010, 2012 and 2014 for approximately $203.6 million. In addition, cash flows from financing activities increased approximately $18.3 million in fiscal 2011 as compared to fiscal 2010, related to proceeds from the exercise of stock options and employee stock purchases. These decreases in cash used in financing activities were partially offset by the repurchase of 1.7 million shares of our common stock for $12.6 million in fiscal 2011.

During the first quarter of fiscal 2012, the remaining balance of our asset-based equipment term loan (consisting of a balloon payment of $3.0 million, plus $0.9 million of principal and interest payments) is due and is expected to be paid with cash on hand.

Our future capital requirements may differ materially from those currently anticipated and will depend on many factors, including, but not limited to, market acceptance of our products, volume pricing concessions, capital improvements, demand for our products, technological advances and our relationships with suppliers and customers. Based on current and projected levels of cash flow from operations, coupled with our existing cash and cash equivalents, we believe that we have sufficient liquidity to meet both our short-term and long-term cash requirements. However, if there is a significant decrease in demand for our products, or in the event that growth is faster than we had anticipated, operating cash flows may be insufficient to meet our needs. If existing resources and cash from operations are not sufficient to meet our future requirements or if we perceive conditions to be favorable, we may seek additional debt or equity financing, additional credit facilities, enter into sale-leaseback transactions or obtain asset-based financing. We cannot be sure that any additional equity or debt financing will not be dilutive to holders of our common stock. Further, we cannot be sure that additional equity or debt financing, if required, will be available on favorable terms, if at all.

IMPACT OF INFLATION

We do not believe that the effects of inflation had a significant impact on our revenue or income from continuing operations during fiscal years 2011, 2010 and 2009. Our financial results could be adversely affected by wage and commodity price inflation (including precious metals) in fiscal 2012.

OFF-BALANCE SHEET ARRANGEMENTS

As of April 2, 2011, we had no off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

CONTRACTUAL OBLIGATIONS

The following table summarizes our significant contractual obligations and commitments (in thousands) as of April 2, 2011, and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

Payments Due By Period	Total Payments	Less than 1 year	1-3 years	3-5 years	More than 5 years
Capital commitments	$ 11,570	$11,570	$ —	$ —	$ —
Capital leases	309	73	146	90	—
Operating leases	36,511	9,570	14,134	7,057	5,750
Convertible debt (including interest)*	202,571	1,816	65,179	135,576	—
Other debt (including interest)	11,410	4,352	7,058	—	—
Purchase obligations	57,520	54,891	2,591	38	—
Total	$319,891	$82,272	$89,108	$142,761	$5,750

* The 2012 and 2014 convertible subordinated notes have a remaining principal balance of $62.2 million and $134.9 million, respectively, as of April 2, 2011. During the first quarter of fiscal 2012 (through May 31, 2011), we repurchased and retired $22.0 million aggregate principal amount of our 2012 Notes, which is not reflected in the above table. See Note 17 to the Consolidated Financial Statements for a further discussion of the early retirement of a portion of the 2012 Notes.

Capital Commitments

On April 2, 2011, we had short-term capital commitments of approximately $11.6 million, primarily for increasing manufacturing capacity, as well as for equipment replacements, equipment for process improvements and general corporate requirements.

Capital Leases

We lease certain equipment and computer hardware and software under non-cancelable lease agreements that are accounted for as capital leases. Interest rates on capital leases ranged from 6.0% to 6.4% as of April 2, 2011. Equipment under capital lease arrangements is included in property and equipment and has a cost of less than $0.5 million as of April 2, 2011 and April 3, 2010.

Operating Leases

We lease the majority of our corporate, wafer fabrication and other facilities from several third party real estate developers. The remaining terms of these operating leases range from approximately 1 year to 12 years. Several have renewal options of up to two 10-year periods and several also include standard inflation escalation terms. Several also include rent escalation, rent holidays and leasehold improvement incentives, which are recognized to expense on a straight-line basis. The amortization period of leasehold improvements made either at the inception of the lease or during the lease term is amortized over the lesser of the remaining life of the lease term or the useful life of the asset. We also lease various machinery and equipment and office equipment under non-cancelable operating leases. The remaining terms of these operating leases range from less than one year to approximately three years. As of April 2, 2011, the total future minimum lease payments were approximately $36.1 million related to facility operating leases and approximately $0.4 million related to equipment operating leases.

Convertible Debt

In April 2007, we issued $200 million aggregate principal amount of 0.75% Convertible Subordinated Notes due on April 15, 2012 (the "2012 Notes") and $175 million aggregate principal amount of 1.00% Convertible Subordinated Notes due on April 15, 2014 (the "2014

Notes," and together with the 2012 Notes, the "Notes") in a private placement to Merrill Lynch, Pierce, Fenner & Smith Incorporated for resale to qualified institutional buyers. The net proceeds of the offering were approximately $366.2 million after payment of the underwriting discount and expenses of the offering totaling approximately $8.8 million. Interest on the Notes is payable in cash semiannually in arrears on April 15 and October 15 of each year, beginning October 15, 2007. The Notes are subordinated unsecured obligations and rank junior in right of payment to all of our existing and future senior debt. The Notes effectively will be subordinated to the indebtedness and other liabilities of our subsidiaries.

Holders may convert their Notes based on a conversion rate of 124.2969 shares of our common stock per $1,000 principal amount of Notes (which is equal to an initial conversion price of approximately $8.05 per share), subject to adjustment, only under the following circumstances: (i) if the closing price of our common stock reaches, or the trading price of the Notes falls below, specified thresholds for a specified number of trading days, (ii) if specified distributions to holders of our common stock occur, (iii) if a fundamental change occurs or (iv) during the last month prior to maturity of the applicable Notes. Upon conversion, in lieu of shares of our common stock, for each $1,000 principal amount of Notes, a holder will receive an amount in cash equal to the lesser of (i) $1,000 or (ii) the conversion value, as determined under the applicable indentures governing the Notes. If the conversion value exceeds $1,000, we also will deliver, at our election, cash or common stock or a combination of cash and common stock equivalent to the amount of the conversion value in excess of $1,000. This election to deliver cash or common stock if the conversion value exceeds the conversion price will require us to evaluate the inclusion of shares in our dilutive earnings per share calculation (based on the treasury stock method) in the event our stock price exceeds $8.05 per share.

Holders of the Notes who convert their Notes in connection with a fundamental change, as defined in the Indentures, may be entitled to a make whole premium in the form of an increase in the conversion rate applicable to their Notes. In addition, in the event of a fundamental change, holders of the Notes may require us to purchase for cash all or a portion of their Notes, subject to specified exceptions, at a price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest, if any, up to, but not including, the fundamental change purchase date.

During fiscal 2011, we purchased and retired $135.5 million aggregate principal amount of our 2012 Notes for an average price of $99.32, which resulted in a loss of approximately $2.4 million. During fiscal 2010, we purchased and retired $2.3 million aggregate principal amount of the 2012 Notes at an average price of $78.56, which resulted in a gain of approximately $0.3 million. During the first quarter of fiscal 2012, the balance of our 2012 Notes will be reclassified from "long-term debt" to "current portion of long-term debt" on our consolidated balance sheet.

In fiscal 2010, we purchased and retired $7.8 million aggregate principal amount of the 2014 Notes at an average price of $61.55, which resulted in a gain of approximately $1.6 million. In fiscal 2009, we purchased and retired $32.3 million aggregate principal amount of our 2014 Notes at an average price of $41.47, which resulted in a gain of approximately $10.6 million.

The 2012 Notes had a fair value on the Private Offerings, Resale and Trading through Automated Linkages (PORTAL) Market of $66.1 million as of April 2, 2011 (excluding $137.8 million of the aggregate principal amount of the 2012 Notes that were purchased and retired as of April 2, 2011) and $191.5 million as of April 3, 2010 (excluding $2.3 million of the aggregate principal amount of the 2012 Notes that were purchased and retired as of April 3, 2010). The 2014 Notes had a fair value on the PORTAL Market of $145.0 million as of April 2, 2011 (excluding $40.1 million of the aggregate principal amount of the 2014 Notes that were purchased and retired as of April 2, 2011) and $122.8 million as of April 3, 2010 (excluding $40.1 million of the aggregate principal amount of the 2014 Notes that were purchased and retired as of April 3, 2010).

The indentures governing our 2012 Notes and our 2014 Notes contain certain non-financial covenants, and as of April 2, 2011, we were in compliance with these covenants.

During fiscal 2004, we completed the private placement of $230.0 million aggregate principal amount of 1.50% convertible subordinated notes due 2010. The net proceeds of the offering were approximately $224.7 million after payment of the underwriting discount and expenses of the offering totaling $5.3 million. In fiscal 2009, we purchased and retired $23.0 million aggregate principal amount of our 2010 Notes at an average price of $82.83, which resulted in a gain of approximately $3.8 million. In fiscal 2010, we purchased and retired, at 100% of the original principal amount, $197.0 million of the aggregate principal amount of the 2010 Notes, which resulted in a loss of $0.4 million due to the write-off of the unamortized discount and debt issuance cost. On July 1, 2010, the remaining $10.0 million aggregate principal amount of the 2010 Notes matured and was repaid.

Other Debt

During fiscal 2008, we entered into a loan denominated in Renminbi with a bank in Beijing, China, which is payable in April 2012. As of April 2, 2011, the principal balance of this loan was equivalent to approximately $7.0 million (with the amount fluctuating based on exchange rates). The proceeds were used for the expansion of our internal assembly facility. Interest is calculated at 95% of the People's Bank of China benchmark interest rate at the end of each month and is payable on the twentieth day of the last month of each quarter (the People's Bank of China benchmark interest rate for a three- to five-year loan was 6.45% effective as of February 9, 2011, which is the most recent published rate available as of April 2, 2011). We received a cash incentive from the Beijing Municipal Bureau of Industrial Development in support of the expansion of our China facility, which offset the amount of monthly interest expense for the first two years of the loan. During the first quarter of fiscal 2012, the balance of this loan is expected to be reclassified from "long-term debt" to "current portion of long-term debt" on our consolidated balance sheet.

During fiscal 2007, we entered into a $25.0 million asset-based equipment term loan financing agreement. The net proceeds of approximately $24.8 million (after payment of administrative fees and issuance costs totaling $0.2 million) were used primarily for wafer fabrication and assembly expansions. The equipment term loan is payable in equal monthly installments of principal and interest of approximately $0.5 million, which commenced on August 1, 2006, with a final balloon payment of approximately $3.0 million due on July 1, 2011. The interest rate on the equipment term loan is approximately 7.87%.

Pursuant to the equipment term loan, we must maintain, on a quarterly basis, a ratio of senior funded debt to EBITDA of not greater than 3.5 to 1.0, and unencumbered cash or cash-equivalent holdings of not less than $50.0 million. Senior funded debt is defined as current- and long-term debt plus capital leases, and EBITDA is defined as (i) operating income under GAAP, plus (ii) depreciation and amortization expense, plus (iii) all non-cash expenses and losses, minus all non-cash income and gains. As of April 2, 2011, we were in compliance with these covenants.

Purchase Obligations

As of April 2, 2011, we had contractual obligations for the purchase of goods or services totaling approximately $57.5 million.

Other Contractual Obligations

In addition to the amounts shown in the Contractual Obligations table above, $32.9 million of unrecognized tax benefits have been recorded as liabilities and we are uncertain as to if, or when, such amounts may be settled.

As discussed in Note 8 to the Consolidated Financial Statements, we have an unfunded pension plan in Germany with a benefit obligation of approximately $3.3 million as of April 2, 2011. Pension benefit payments are not included in the schedule above as they are not available for all periods presented. Pension benefit payments were less than $0.1 million for fiscal 2011 and are expected to be less than $0.1 million for fiscal 2012.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of consolidated financial statements requires management to use judgment and estimates. The level of uncertainty in estimates and assumptions increases with the length of time until the underlying transactions are completed. Actual results could differ from those estimates. The accounting policies that are most critical in the preparation of our consolidated financial statements are those that are both important to the presentation of our financial condition and results of operations and require significant judgment and estimates on the part of management. Our critical accounting policies are reviewed periodically with the Audit Committee of the Board of Directors. We also have other policies that we consider key accounting policies, such as policies for revenue recognition (see Note 1 to the Consolidated Financial Statements); however, these policies typically do not require us to make estimates or judgments that are difficult or subjective.

Inventory Reserves. The valuation of inventory requires us to estimate obsolete or excess inventory. The determination of obsolete or excess inventory requires us to estimate the future demand for our products within specific time horizons, generally six to 12 months. The estimates of future demand that we use in the valuation of inventory reserves are the same as those used in our revenue forecasts and are also consistent with the estimates used in our manufacturing plans to enable consistency between inventory valuation and build decisions. Product-specific facts and circumstances reviewed in the inventory valuation process include a review of the customer base, market conditions, and customer acceptance of our products and technologies, as well as an assessment of the selling price in relation to the product cost.

Historically, inventory reserves have fluctuated as new technologies have been introduced and customers' demand has shifted. Inventory reserves had less than a 1% impact on margins in fiscal years 2011 and 2010. During fiscal 2009, we experienced a significant negative impact on margins as customer demand dramatically decreased as a result of the economic downturn. If our demand forecast for specific products is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to increase our reserves, which would have a negative impact on our gross profit.

Goodwill and Intangible Assets. Goodwill is recorded when the purchase price paid for a business exceeds the estimated fair value of the net identified tangible and intangible assets acquired. Intangibles are recorded when such assets are acquired by purchase or license. The value of our intangibles, including goodwill, could be impacted by future adverse changes such as: (i) any future declines in our operating results; (ii) a decline in the value of technology company stocks, including the value of our common stock; (iii) a prolonged or more significant slowdown in the worldwide economy or the semiconductor industry; or (iv) any failure to meet the performance projections included in our forecasts of future operating results.

Goodwill

We have determined that we have two reporting units as of fiscal 2011 (CPG and MPG) for purposes of allocating and testing goodwill. In evaluating our reporting units we first consider our operating segments and related components in accordance with FASB guidance. Goodwill is allocated to our reporting units that are anticipated to benefit from the synergies of the business combinations generating the underlying goodwill. As of April 2, 2011, our goodwill balance of $95.6 million is allocated solely to our MPG reporting unit.

We evaluate our goodwill for potential impairment on an annual basis or whenever events or circumstances indicate that an impairment may have occurred. We test for impairment using a two-step process. The first step of the goodwill impairment test is to identify potential impairment by comparing the estimated fair value of each reporting unit containing our goodwill with the related carrying amount of the reporting unit.

We have historically used both the income and market approaches to estimate the fair value of our reporting units. The income approach involves discounting future estimated cash flows. The sum of the reporting unit cash flow projections is compared to our market capitalization in a discounted cash flow framework to calculate an overall implied internal rate of return (or discount rate) for the Company. Our market capitalization is adjusted to a control basis assuming a reasonable control premium, which resulted in an implied discount rate. This implied discount rate serves as a baseline for estimating the specific discount rate for each reporting unit.

The discount rate used is the value-weighted average of our estimated cost of equity and debt ("cost of capital") derived using both known and estimated customary market metrics. Our weighted average cost of capital is adjusted for each reporting unit to reflect a risk factor, if necessary, for each reporting unit. We perform sensitivity tests with respect to growth rates and discount rates used in the income approach. We believe the income approach is appropriate because it provides a fair value estimate based upon the respective reporting unit's expected long-term operations and cash flow performance.

In applying the market approach, valuation multiples are derived from historical and projected operating data of selected guideline companies, which are evaluated and adjusted, if necessary, based on the strengths and weaknesses of the reporting unit relative to the selected guideline companies. The valuation multiples are then applied to the appropriate historical and/or projected operating data of the reporting unit to arrive at an indication of fair value. We believe the market approach is appropriate because it provides a fair value using multiples from companies with operations and economic characteristics similar to our reporting units. We weighted the results of the income approach and the results of the market approach at 60% and 40%, respectively. The income approach was given a higher weight because it has a more direct correlation to the specific economics of the reporting units than the market approach, which is based on multiples of companies that, although comparable, may not have the exact same mix of products and may not have the exact same systemic or non-systemic risk factors as our reporting units. Our methodologies used for valuing goodwill during fiscal 2011 have not changed as compared to fiscal years 2010 and 2009.

If the fair value of the reporting unit is determined to be less than the carrying value, we perform a step-two analysis in order to determine the implied fair value of each reporting unit's goodwill and determine the amount of the impairment of goodwill. Determining the implied fair value of goodwill requires valuation of a reporting unit's tangible and intangible assets and liabilities in a manner similar to the allocation of purchase price in a business combination. For purposes of determining the implied fair value of goodwill, the income tax bases of a reporting unit's assets and liabilities implicit in the tax structure is assumed in the estimation of fair value of the reporting unit in step-one.

We conduct our annual goodwill impairment test on the first day of the fourth quarter in each fiscal year, and did so in fiscal years 2011 and 2010 without a need to expand the impairment test to step two. However, during fiscal 2009, indicators of potential impairment caused us to conduct an interim impairment test, which was performed as of November 22, 2008. See Note 5 to the Consolidated Financial Statements for additional information regarding fiscal 2009 goodwill impairment.

Inherent in such fair value determinations of our reporting units are significant judgments and estimates, including assumptions about our future revenue, profitability and cash flows, our operational plans and our interpretation of current economic indicators and market valuations. To the extent these assumptions are incorrect or there are further declines in our business outlook, additional goodwill impairment charges may be recorded in future periods.

For fiscal years 2011 and 2010, the material assumptions used for the income approach were 10 years of projected net cash flows, a discount rate of 16.5% (2011) and 16.0% (2010) and a long-term growth rate of 4% for the MPG reporting unit. We considered historical rates and current market conditions when determining the discount and growth rates used in our analysis. The material assumptions used for the income approach in fiscal years 2011 and 2010 were consistent as compared to fiscal 2009, except the discount rate for the MPG reporting unit was 18% for fiscal 2009 as a result of missed projections.

A one percentage point decrease in the discount rate would have increased the fair value of the MPG reporting unit by approximately $45.0 million, while a one percentage point increase in the discount rate would have decreased the fair value of the MPG reporting unit by approximately $38.0 million. A one percentage point decrease in the long-term growth rate would have decreased the fair value of the MPG reporting unit by approximately $13.0 million, while a one percentage point increase in the long-term growth rate would have increased the fair value of the MPG reporting unit by approximately $16.0 million.

Intangible Assets

Intangible assets consist primarily of technology licenses and assets resulting from business combinations. Technology licenses are amortized on a straight-line basis over the lesser of the estimated useful life of the technology or the term of the license agreement, ranging from approximately 5 years to 15 years. Acquired product technology and customer relationships are also amortized on a straight-line basis over the estimated useful life, ranging from 3 years to 10 years.

We regularly review identified intangible assets to determine if facts and circumstances indicate that the useful life is shorter than the Company originally estimated or that the carrying amount of the assets may not be recoverable. If such facts and circumstances exist, we assess the recoverability of identified intangible assets by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairments, if any, are based on the excess of the carrying amount over the fair value of those assets and occur in the period in which the impairment determination was made. See Note 5 to the Consolidated Financial Statements for additional information regarding fiscal 2009 identified intangible impairment.

The value of acquired in-process research and development is determined by estimating the costs to develop the purchased in-process research and development into a commercially viable product, estimating the resulting cash flows from the sale of the products resulting from the completion of the in-process research and development and discounting the net cash flows using an appropriate discount rate, net of returns on contributory assets. For acquisitions prior to fiscal 2010, acquired in-process research and development with no future alternative use was expensed at the acquisition date. For subsequent acquisitions, acquired in-process research and development with no future alternative use will be capitalized in accordance with FASB ASC Topic 805, *"Business Combinations."*

The value of acquired developed technology is determined by discounting forecasted cash flows directly related to the existing product technology, net of returns on contributory assets.

The value of acquired customer relationships is based on the benefit derived from the incremental revenue and related cash flows as a direct result of the customer relationship. These forecasted cash flows are discounted to present value using an appropriate discount rate.

Impairment of Long-lived Assets. We review the carrying values of all long-lived assets whenever events or changes in circumstances indicate that such carrying values may not be recoverable. Factors that we consider in deciding when to perform an impairment review include significant under-performance of a business, significant negative industry or economic trends, and significant changes or planned changes in our use of assets.

In making impairment determinations for long-lived assets, we utilize certain assumptions, including but not limited to: (i) estimations and quoted market prices of the fair market value of the assets; and (ii) estimations of future cash flows expected to be generated by these assets, which are based on additional assumptions such as asset utilization, length of service that the asset will be used in our operations and estimated salvage values.

Share-Based Compensation. FASB ASC Topic 718 requires all share-based payments, including grants of stock options and restricted stock units, to be recognized in our financial statements based on their respective grant date fair values. Under this standard, the fair value of each employee stock option is estimated on the date of grant using an option pricing model that meets certain requirements. We currently use the Black-Scholes option pricing model to estimate the fair value of our share-based payments. The Black-Scholes model meets the requirements of FASB ASC Topic 718, but the fair values generated by the model may not be indicative of the actual fair values of our share-based awards as this model does not consider certain factors important to share-based awards, such as continued employment, periodic vesting requirements and limited transferability. The determination of the fair value of share-based payment awards utilizing the Black-Scholes model is affected by our stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends.

Expected Volatility

We use implied volatility based on publicly traded options, as we believe implied volatility is more useful than historical volatility in estimating expected volatility because it is generally reflective of both historical volatility and expectations of how future volatility will differ from historical volatility. In determining the appropriateness of implied volatility, we considered: (i) the volume of market activity of publicly traded options and determined that there was sufficient market activity; (ii) the ability to reasonably match the input variables of options publicly traded to those of options granted by us, such as the date of grant and the exercise price, and determined that the input assumptions were comparable; and (iii) the length of term of publicly traded options used to derive implied volatility, which is generally six months to two years, and determined that the length of term was sufficient.

If we determined that another method of estimating expected volatility was more reasonable than our current method, or if another method for calculating expected volatility was prescribed by authoritative guidance, the fair value calculated for share-based awards could change significantly. Higher volatility results in an increase to share-based compensation determined at the date of grant.

Expected Term
The expected life of employee stock options represents the weighted-average period that the stock options are expected to remain outstanding. Our method of calculating the expected term of an option is based on the assumption that all outstanding options will be exercised at the midpoint of the current date and full contractual term, combined with the average life of all options that have been exercised or cancelled. We believe that method provides a better estimate of the future expected life based on analysis of historical exercise behavioral data.

Risk-Free Interest Rate
The risk-free interest rate assumption is based on observed interest rates appropriate for the expected terms of our stock options.

Expected Dividend Yield
The dividend yield assumption is based on our history and expectation of dividend payouts.

Forfeitures
The amount of share-based compensation expense in fiscal years 2011, 2010 and 2009 was reduced for estimated forfeitures based on historical experience. Forfeitures are required to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We will evaluate the assumptions used to value stock awards on a quarterly basis. If factors change and we employ different assumptions, share-based compensation expense may differ significantly from what we have recorded in the past. To the extent that we grant additional equity securities to employees or we assume unvested securities in connection with any acquisitions, our share-based compensation expense will be increased by the additional unearned compensation resulting from those additional grants or acquisitions. The fair value of our restricted stock units is based on the fair market value of our common stock on the date of grant. Share-based compensation expense recognized in our financial statements in fiscal years 2011, 2010 and 2009 is based on awards that are ultimately expected to vest.

Income Taxes. In determining income for financial statement purposes, we must make certain estimates and judgments in the calculation of tax expense, the resultant tax liabilities, and in the recoverability of deferred tax assets that arise from temporary differences between the tax and financial statement recognition of revenue and expense.

As part of our financial process, we assess the likelihood that our deferred tax assets can be recovered. If recovery is not likely, the provision for taxes must be increased by recording a reserve in the form of a valuation allowance for the deferred tax assets that are estimated not to be ultimately recoverable. In this process, certain relevant criteria are evaluated including: the amount of income or loss in prior years, the existence of deferred tax liabilities that can be used to absorb deferred tax assets, the taxable income in prior carryback years that can be used to absorb net operating losses and credit carrybacks, future expected taxable income in the various taxing jurisdictions in which we have operations, and prudent and feasible tax planning strategies. The valuation allowance against the U.K. deferred tax assets which existed as of the beginning of fiscal 2011 was fully released during the year. As of the beginning and end of fiscal 2011, valuation allowances were provided that substantially offset our domestic and other foreign deferred tax assets, net of liabilities. Our judgment regarding realizability, including future taxable income, may change due to future market conditions, changes in U.S. or international tax laws and other factors. These changes, if any, may require material adjustments to these net deferred tax assets and an accompanying reduction or increase in net income in the period when such determinations are made.

As part of our financial process, we also assess the likelihood that our tax reporting positions will ultimately be sustained. Our judgment regarding the sustainability of our tax reporting positions may change in the future due to changes in U.S. or international tax laws and other factors. These changes, if any, may require material adjustments to the related net deferred tax assets or accrued income tax liabilities and an accompanying reduction or increase in net income in the period when such determinations are made.

RECENT ACCOUNTING PRONOUNCMENTS

In January 2010, the FASB issued amended standards that require additional fair value disclosures. These amended standards require disclosures about inputs and valuation techniques used to measure fair value, as well as disclosures about significant transfers, beginning in the fourth quarter of fiscal 2010. Additionally, these amended standards require presentation of disaggregated activity within the reconciliation for fair value measurements using significant unobservable inputs (Level 3), beginning in the first quarter of fiscal 2012. We believe that adoption of this new guidance will not have a material impact on our financial statements.

In October 2009, the FASB issued new standards for revenue recognition with multiple deliverables. These new standards impact the determination of when the individual deliverables included in a multiple-element arrangement may be treated as separate units of accounting. Additionally, these new standards modify the manner in which the transaction consideration is allocated across the separately identified deliverables by no longer permitting the residual method of allocating arrangement consideration. These new standards are required to be adopted in the first quarter of fiscal 2012. We believe that adoption of this new guidance will not have a material impact on our financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Financial Risk Management

We are exposed to financial market risks, including changes in interest rates, currency exchange rates and certain commodity prices. The overall objective of our financial risk management program is to seek a reduction in the potential negative earnings effects from changes in interest rates, foreign exchange rates and commodity prices arising from our business activities. We manage these financial exposures through operational means and by using various financial instruments. These practices may change as economic conditions change.

Interest Rates

We are exposed to interest rate risk primarily from our investments in available-for-sale securities. Our available-for-sale securities are predominantly comprised of U.S. government/agency securities, in accordance with an investment policy approved by our Board of Directors. We continually monitor our exposure to changes in interest rates and the credit ratings of issuers with respect to our available-for-sale securities. As a result of this monitoring and recent volatility of the financial markets, the Board of Directors adopted a more conservative investment strategy, and we are currently investing in lower risk and consequently lower interest-bearing investments. Accordingly, we believe that the effects of changes in interest rates and the credit ratings of these issuers are limited and would not have a material impact on our financial condition or results of operations. However, it is possible that we would be at risk if interest rates or the credit ratings of these issuers were to change unfavorably.

At April 2, 2011, we held available-for-sale investments with an estimated fair value of $193.8 million. We do not purchase financial instruments for trading or speculative purposes. Our investments are classified as available-for-sale securities and are recorded on the balance sheet at fair value with unrealized gains and losses reported as a separate component of accumulated other comprehensive income. Our investments earned an average annual interest rate of approximately 0.3% in fiscal 2011 or approximately $0.5 million in interest income. In fiscal 2010, our investments earned an average annual interest rate of approximately 0.5% in fiscal 2010 or approximately $0.9 million in interest income. We do not have any investments denominated in foreign currencies and therefore are not subject to foreign currency risk on such investments.

Debt and Capital Lease Obligations

Convertible Debt

In April 2007, we issued $200 million aggregate principal amount of 0.75% convertible subordinated notes due on April 15, 2012 and $175 million aggregate principal amount of 1.00% convertible subordinated notes due on April 15, 2014. The net proceeds from the offering were approximately $366.2 million after payment of the underwriting discount and expenses of the offering totaling approximately $8.8 million, which are being amortized as interest expense over the term of the two series of notes based on the effective interest method. Interest on both series of the notes is payable in cash semiannually in arrears on April 15 and October 15 of each year, and we began paying interest on October 15, 2007.

During fiscal 2011, we purchased and retired $135.5 million aggregate principal amount of our 2012 Notes for an average price of $99.32, which resulted in a loss of approximately $2.4 million. During fiscal 2010, we purchased and retired $2.3 million aggregate principal amount of the 2012 Notes at an average price of $78.56, which resulted in a gain of approximately $0.3 million.

In fiscal 2010, we purchased and retired $7.8 million aggregate principal amount of the 2014 Notes at an average price of $61.55, which resulted in a gain of approximately $1.6 million. In fiscal 2009, we purchased and retired $32.3 million aggregate principal amount of the 2014 Notes at an average price of $41.47, which resulted in a gain of approximately $10.6 million.

In fiscal 2009, we purchased and retired $23.0 million aggregate principal amount of the 2010 Notes at an average price of $82.83, which resulted in a gain of approximately $3.8 million. In fiscal 2010, we purchased and retired, at 100% of the original principal amount, $197.0 million aggregate principal amount of the 2010 Notes, which resulted in a loss of $0.4 million due to the write-off of the unamortized discount and debt issuance cost. On July 1, 2010, the remaining $10.0 million aggregate principal amount of the 2010 Notes matured and was repaid.

Because our convertible subordinated notes have fixed interest rates, we do not have significant interest rate exposure on our long-term debt. However, the fair value of the convertible subordinated notes is subject to significant fluctuations due to their convertibility into shares of our common stock and other market conditions. The fair value of these convertible subordinated notes is also sensitive to fluctuations in the general level of U.S. interest rates. As of April 2, 2011, the 2012 Notes and the 2014 Notes had fair values of $66.1 million (excluding $137.8 million of the aggregate principal amount of the 2012 Notes that were purchased and retired as of April 2, 2011) and $145.0 million (excluding $40.1 million of the aggregate principal amount of the 2014 Notes that were purchased and retired as of April 2, 2011), respectively.

Other Debt

During fiscal 2008, we entered into a loan denominated in Renminbi with a bank in Beijing, China, which is payable in April 2012. As of April 2, 2011, the principal balance of this loan was equivalent to approximately $7.0 million (with the amount fluctuating based on exchange rates). The proceeds were used for the expansion of the Company's internal assembly facility. Interest is calculated at 95% of the People's Bank of China benchmark interest rate at the end of each month and is payable on the twentieth day of the last month of each quarter (the People's Bank of China benchmark interest rate for a three- to five-year loan was 6.45% effective as of February 9, 2011, which is the most recent published rate available as of April 2, 2011). We received a cash incentive from the Beijing Municipal Bureau of Industrial Development in support of the expansion of our China facility. This incentive offset the amount of monthly interest expense for the first two years of the loan, minimizing our interest rate exposure.

During fiscal 2007, we entered into a $25.0 million asset-based financing agreement ("equipment term loan"). The net proceeds from the equipment term loan were approximately $24.8 million after payment of administrative fees and issuance costs totaling $0.2 million, which are being amortized as interest expense over the term of the loan based on the effective interest method. The equipment term loan is payable in equal monthly installments of principal and interest of approximately $0.5 million, commencing on August 1, 2006, with a final balloon payment of approximately $3.0 million due on July 1, 2011. The interest rate on the equipment term loan is approximately 7.87%.

We would be exposed to interest rate risk if we used additional financing to fund operating and investing activities. The interest rate that we may be able to obtain on future financings will depend on market conditions at that time and may differ from the rates that we have secured in the past.

Capital Lease Obligations

We lease certain equipment and computer hardware and software under non-cancelable lease agreements that are accounted for as capital leases. Equipment under capital lease arrangements and interest expense were immaterial as of April 2, 2011, resulting in limited interest rate exposure.

Currency Exchange Rates

As a global company, our results are affected by movements in currency exchange rates. Our exposure may increase or decrease over time as our foreign business levels fluctuate in the countries where we have operations, and these changes could have a material impact on our financial results. Our functional currency is typically the U.S. dollar. We have foreign operations in Europe and Asia and a substantial portion of our revenue is derived from sales to customers outside the United States. Our international revenue is primarily denominated in U.S. dollars. Operating expenses and certain working capital items related to our foreign-based operations are, in some instances, denominated in the local foreign currencies and therefore are affected by changes in the U.S. dollar exchange rate in relation to foreign currencies, such as the Renminbi, Euro and Pound Sterling. If the U.S. dollar weakens compared to the Renminbi, Euro, Pound Sterling and other currencies, our operating expenses for foreign operations will be higher when remeasured back into U.S. dollars. We seek to manage our foreign exchange risk in part through operational means.

For fiscal 2011, we incurred a foreign currency gain of $2.1 million compared to a foreign currency loss of $0.5 million in fiscal 2010, which is recorded in "other (expense) income." In fiscal 2011, the $2.6 million gain year-over-year was driven by the mix of our balance sheet accounts denominated in the local foreign currencies and the depreciation of the U.S. dollar against the Renminbi, Euro and Pound Sterling.

Our financial instrument holdings, including foreign receivables, cash, payables and debt at April 2, 2011, were analyzed to determine their sensitivity to foreign exchange rate changes. In this sensitivity analysis, we assumed that the change in one currency's rate relative to the U.S. dollar would not have an effect on other currencies' rates relative to the U.S. dollar. All other factors were held constant. If the U.S. dollar declined in value 10% in relation to the re-measured foreign currency instruments, our net income would have increased by approximately $3.7 million. If the U.S. dollar increased in value 10% in relation to the re-measured foreign currency instruments, our net income would have decreased by approximately $3.0 million.

Commodity Prices

We routinely use precious metals in the manufacture of our products. Supplies for such commodities may from time to time become restricted, or general market factors and conditions may affect the pricing of such commodities. In fiscal 2011, the price of gold continued to increase sharply, and certain of our supply chain partners assessed surcharges to compensate for the resultant increase in manufacturing costs. We are currently developing technology that would replace gold with lower-cost materials to reduce this exposure. We also have an active reclamation process to capture any unused gold. While we continue to attempt to mitigate the risk of similar increases in commodities-related costs, there can be no assurance that we will be able to successfully safeguard against potential short-term and long-term commodity price fluctuations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(In thousands)	April 2, 2011	April 3, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 131,760**	$ 104,778
Restricted cash and trading security investments *(Notes 1 & 3)*	**422**	17,698
Short-term investments *(Notes 1 & 3)*	**159,881**	134,882
Accounts receivable, less allowance of $800 and $802 as of April 2, 2011 and April 3, 2010, respectively	**120,375**	108,219
Inventories *(Notes 1 & 4)*	**149,813**	122,509
Prepaid expenses	**6,960**	5,415
Other receivables *(Note 1)*	**10,218**	34,854
Other current assets (amount recorded at fair value is $2,302 at April 3, 2010) *(Notes 3 & 11)*	**20,730**	20,469
Total current assets	**600,159**	548,824
Property and equipment:		
Land	**3,706**	3,706
Building	**91,383**	90,767
Machinery and equipment	**528,334**	518,942
Leasehold improvements	**78,783**	76,174
Furniture and fixtures	**11,316**	11,441
Computer equipment and software	**32,836**	33,516
	746,358	734,546
Less accumulated depreciation	**(541,318)**	(490,098)
	205,040	244,448
Construction in progress	**4,438**	2,637
Total property and equipment, net	**209,478**	247,085
Goodwill *(Notes 1, 5 & 6)*	**95,628**	95,628
Intangible assets, net *(Notes 1 & 5)*	**83,685**	102,169
Long-term investments *(Notes 1 & 3)*	**2,694**	2,175
Other non-current assets *(Notes 1 & 11)*	**33,749**	18,127
Total assets	**$1,025,393**	$1,014,008
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 89,490**	$ 82,448
Accrued liabilities	**41,483**	41,805
Current portion of long term debt, net of unamortized discount *(Note 7)*	**3,852**	15,053
No net cost credit line *(Note 7)*	**—**	12,900
Other current liabilities *(Note 9)*	**112**	527
Total current liabilities	**134,937**	152,733
Long-term debt, net of unamortized discount *(Note 7)*	**177,343**	289,837
Other long-term liabilities *(Notes 8, 9, 10 & 11)*	**36,758**	41,354
Total liabilities	**349,038**	483,924
Commitments and contingent liabilities (Note 9)		
Shareholders' equity:		
Preferred stock, no par value; 5,000 shares authorized; no shares issued and outstanding	**—**	—
Common stock, no par value; 500,000 shares authorized; 275,376 and 269,106 shares issued and outstanding at April 2, 2011 and April 3, 2010, respectively	**966,764**	961,216
Additional paid-in capital	**276,964**	261,117
Accumulated other comprehensive income, net of tax	**393**	75
Accumulated deficit	**(567,766)**	(692,324)
Total shareholders' equity	**676,355**	530,084
Total liabilities and shareholders' equity	**$1,025,393**	$1,014,008

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

Fiscal Year	2011	2010	2009
(In thousands, except per share data)			
Revenue	**$1,051,756**	$978,393	$ 886,506
Operating costs and expenses:			
Cost of goods sold	**662,085**	623,224	669,163
Research and development	**141,097**	138,960	170,778
Marketing and selling	**59,470**	56,592	64,946
General and administrative	**48,003**	48,316	50,352
Goodwill impairment *(Note 5)*	**—**	—	619,551
Other operating expense *(Notes 5 and 10)*	**1,582**	4,895	181,012
Total operating costs and expenses	**912,237**	871,987	1,755,802
Income (loss) from operations	**139,519**	106,406	(869,296)
Interest expense	**(17,140)**	(23,997)	(25,893)
Interest income	**787**	1,291	5,337
(Loss) gain on retirement of convertible subordinated notes *(Note 7)*	**(2,412)**	1,540	14,382
Other income (expense)	**2,751**	(406)	(4,538)
Income (loss) before income taxes	**$ 123,505**	$ 84,834	$ (880,008)
Income tax benefit (expense) *(Note 11)*	**1,053**	(13,815)	(7,896)
Net income (loss)	**$ 124,558**	$ 71,019	$ (887,904)
Net income (loss) per share *(Note 12)*:			
Basic	**$ 0.46**	$ 0.27	$ (3.38)
Diluted	**$ 0.44**	$ 0.25	$ (3.38)
Shares used in per share calculation *(Note 12)*:			
Basic	**272,575**	267,349	262,493
Diluted	**280,394**	289,429	262,493

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount				
(In thousands)						
Balance, March 29, 2008	260,643	$955,390	$215,518	$ 632	$ 124,561	$1,296,101
Comprehensive loss:						
Net loss	—	—	—	—	(887,904)	(887,904)
Unrealized loss on marketable securities, net of tax	—	—	—	(1,983)	—	(1,983)
Reclassification adjustments on marketable securities, net of tax	—	—	—	2,101	—	2,101
Change in pension liability, net of tax	—	—	—	117	—	117
Foreign currency translation adjustment	—	—	—	(698)	—	(698)
Total comprehensive loss						(888,367)
Repurchase of convertible subordinated notes, net of tax	—	—	(262)	—	—	(262)
Exercise of stock options and vesting of restricted stock units	2,392	1,612	—	—	—	1,612
Issuance of common stock in connection with employee stock purchase plan	1,000	1,740	—	—	—	1,740
Share-based compensation expense	—	—	21,138	—	—	21,138
Balance, March 28, 2009	264,035	$958,742	$236,394	$ 169	$(763,343)	$ 431,962
Comprehensive income:						
Net income	—	—	—	—	71,019	71,019
Unrealized loss on marketable securities, net of tax	—	—	—	(50)	—	(50)
Change in pension liability, net of tax	—	—	—	(123)	—	(123)
Foreign currency translation adjustment	—	—	—	79	—	79
Total comprehensive income						70,925
Repurchase of convertible subordinated notes, net of tax	—	—	(540)	—	—	(540)
Exercise of stock options and vesting of restricted stock units	4,132	161	—	—	—	161
Issuance of common stock in connection with employee stock purchase plan	939	2,313	—	—	—	2,313
Share-based compensation expense	—	—	25,263	—	—	25,263
Balance, April 3, 2010	269,106	$961,216	$261,117	$ 75	$(692,324)	$ 530,084
Comprehensive income:						
Net income	—	—	—	—	124,558	124,558
Unrealized gain on marketable securities, net of tax	—	—	—	42	—	42
Change in pension liability, net of tax	—	—	—	66	—	66
Foreign currency translation adjustment	—	—	—	210	—	210
Total comprehensive income						124,876
Repurchase of convertible subordinated notes, net of tax	—	—	(9,579)	—	—	(9,579)
Exercise of stock options and vesting of restricted stock units, net of shares withheld for employee taxes	7,225	14,699	—	—	—	14,699
Issuance of common stock in connection with employee stock purchase plan	742	3,501	—	—	—	3,501
Repurchase of common stock, including transaction costs	(1,697)	(12,652)	—	—	—	(12,652)
Share-based compensation expense	—	—	25,426	—	—	25,426
Balance, April 2, 2011	275,376	$966,764	$276,964	$ 393	$(567,766)	$ 676,355

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal Year	**2011**	**2010**	**2009**
(In thousands)			
Cash flows from operating activities:			
Net income (loss)	**$ 124,558**	$ 71,019	$(887,904)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	**63,093**	72,333	85,900
Intangible amortization	**18,457**	19,020	26,178
Non-cash interest expense and amortization of debt issuance costs	**13,875**	17,634	18,064
Investment discount amortization, net	**(272)**	(271)	(505)
Excess tax benefit from exercises of stock options	**(111)**	—	—
Deferred income taxes	**(21,633)**	(2,426)	(2,177)
Foreign currency adjustments	**(1,181)**	423	3,653
Acquired in-process research and development cost	**—**	—	1,400
Goodwill impairment	**—**	—	619,551
Intangible impairment	**—**	281	66,960
Asset impairments (including restructuring impairments)	**139**	1,974	76,005
Loss (gain) on retirement of convertible subordinated notes	**2,412**	(1,540)	(14,382)
Income from equity investment	**(544)**	—	—
Loss on disposal of assets, net	**15**	287	658
Share-based compensation expense	**25,353**	25,632	23,712
Changes in operating assets and liabilities:			
Accounts receivable, net	**(12,086)**	(17,905)	26,774
Inventories	**(27,161)**	(8,574)	75,588
Prepaid expense and other current and non-current assets	**23,864**	(24,714)	17,036
Accounts payable	**6,736**	35,257	(32,573)
Accrued liabilities	**(947)**	(1,522)	(2,913)
Income tax payable/recoverable	**(118)**	5,481	4,125
Other liabilities	**(1,062)**	(6,731)	7,011
Net cash provided by operating activities	**213,387**	185,658	112,161
Investing activities:			
Purchase of securities available-for-sale	**(287,617)**	(387,895)	(124,501)
Proceeds from maturities of securities available-for-sale	**282,523**	346,762	136,142
Proceeds from sales of trading securities	**—**	950	—
Purchase of property and equipment	**(25,714)**	(8,445)	(46,467)
Purchase of businesses, net of cash received and transaction costs	**—**	—	(19,874)
Final retainer received from sale of substantially all *Bluetooth®* assets	**—**	—	5,850
Purchase of intangibles	**—**	(279)	(400)
Proceeds from sale of property and equipment	**599**	2,712	2,185
Net cash used in investing activities	**(30,209)**	(46,195)	(47,065)
Financing activities:			
Payment of debt	**(149,669)**	(208,403)	(36,929)
Excess tax benefit from exercises of stock options	**111**	—	—
(Payments) proceeds from no net cost loan	**(12,900)**	(600)	13,500
Proceeds from the issuance of common stock	**20,728**	2,474	3,352
Repurchase of common stock, including transaction costs	**(12,652)**	—	—
Tax withholding paid on behalf of employees for restricted stock units	**(2,528)**	—	—
Restricted cash associated with financing activities	**(341)**	(517)	340
Repayment of capital lease obligations	**(97)**	(155)	(561)
Net cash used in financing activities	**(157,348)**	(207,201)	(20,298)
Net increase (decrease) in cash and cash equivalents	**25,830**	(67,738)	44,798
Cash and cash equivalents at the beginning of the period	**104,778**	172,989	129,750
Effect of exchange rate changes on cash	**1,152**	(473)	(1,559)
Cash and cash equivalents at the end of the period	**$ 131,760**	$ 104,778	$ 172,989
Supplemental disclosure of cash flow information:			
Cash paid during the year for interest	**$ 3,307**	$ 6,886	$ 7,988
Cash paid during the year for income taxes	**$ 21,427**	$ 20,219	$ 13,433
Non-cash investing activities:			
Transfer of auction rate securities from available-for-sale to trading securities	**$ —**	$ —	$ 17,143

See accompanying notes.

Notes to Consolidated Financial Statements
April 2, 2011

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

RF Micro Devices, Inc. (the Company) was incorporated under the laws of the State of North Carolina in 1991. The Company is a recognized global leader in the design and manufacture of high-performance radio frequency (RF) components and compound semiconductor technologies. The Company's products enable worldwide mobility, provide enhanced connectivity and support advanced functionality in the cellular handset, wireless infrastructure, wireless local area network (WLAN or WiFi), cable television (CATV)/broadband, Smart Energy/advanced metering infrastructure (AMI), and aerospace and defense markets. The Company is recognized for its diverse portfolio of semiconductor technologies and RF systems expertise and is a preferred supplier to the world's leading mobile device, customer premises and communications equipment providers.

The Company's design and manufacturing expertise encompasses all major applicable semiconductor process technologies, which are accessed through both internal and external resources. The Company is a leading manufacturer of gallium arsenide (GaAs)-based and gallium nitride (GaN) compound semiconductors for RF applications. The Company accesses silicon-based technologies and a small percentage of GaAs through external foundries. The Company's broad design and manufacturing resources enable the Company to deliver products optimized for performance and cost in order to best meet customers' performance, cost and time-to-market requirements.

The Company follows Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 280, "*Segment Reporting*" (FASB ASC Topic 280). FASB ASC Topic 280 establishes standards for the way public business enterprises report information about operating segments in annual financial statements and in interim reports to shareholders. The method for determining what information to report is based on the way that management organizes the segments within the Company for the chief operating decision maker to make operating decisions, allocate resources and assess financial performance. Although the Company had two operating segments as of April 2, 2011 (Cellular Products Group (CPG) and Multi-Market Products Group (MPG)), it reports financial information as one reportable segment pursuant to the aggregation criteria.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company acquired an immaterial investment in a privately-held company in fiscal 2008 and accounted for it under the cost method. During the third quarter of fiscal 2011, this company was recapitalized and restructured, which increased RFMD's ownership in this company to approximately 20%. As a result, RFMD adopted and applied the equity method of accounting to this investment retroactively pursuant to ASC 323, *"Investments-Equity Method and Joint Ventures,"* which resulted in an increase in the Company's equity investment of approximately $0.5 million as of April 2, 2011, and an increase in net income of approximately $0.5 million for fiscal 2011. The investment is recorded in "long-term investments" in the consolidated balance sheet as of April 2, 2011.

The Company completed the acquisition of Universal Microwave Corporation (UMC) on April 26, 2008. UMC's results of operations are included in the Company's fiscal 2009 statement of operations for the period of April 26, 2008 through March 28, 2009, and for all of fiscal years 2010 and 2011.

Accounting Periods

The Company uses a 52- or 53-week fiscal year ending on the Saturday closest to March 31 of each year. The most recent three fiscal years ended on April 2, 2011, April 3, 2010, and March 28, 2009. Fiscal 2010 was a 53-week year and fiscal years 2011 and 2009 were 52-week years.

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and other accrued liabilities approximate fair values as of April 2, 2011 and April 3, 2010. See Note 3 to the Consolidated Financial Statements for a discussion of the fair value of our investments and other financial instruments and see Note 7 to the Consolidated Financial Statements for a discussion of the fair value of our debt instruments.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company makes estimates for the returns reserve, allowance for doubtful accounts, inventory reserves, warranty reserves, income tax valuation, current and deferred income taxes, uncertain tax positions, impairment of investments, goodwill, long-lived assets and other financial statement amounts on a regular basis and makes adjustments based on historical experiences and expected future conditions. Accounting estimates require difficult and subjective judgments and the actual results may differ from the Company's estimates.

Cash and Cash Equivalents
Cash and cash equivalents consist of demand deposit accounts, money market funds, and other temporary, highly liquid investments with original maturities of three months or less when purchased.

Investments

Available-for-Sale Investments and Trading Securities
Investments are accounted for in accordance with FASB ASC Topic 320, "*Investments — Debt and Equity Securities.*" Investments available-for-sale at April 2, 2011, and April 3, 2010, consisted of U.S. government/agency securities and auction rate securities (ARS). Available-for-sale securities are carried at fair value as determined by quoted market prices, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. The cost of securities sold is based on the specific identification method and any realized gain or loss is included in "other (expense) income." The amortized cost of debt securities is adjusted for amortization of premium and accretion of discounts and is included as a portion of interest.

As of April 3, 2010, the Company held Level 3 ARS trading securities, which were recorded as "restricted trading security investments" on its consolidated balance sheet. These Level 3 ARS were settled during fiscal 2011 (see Note 3 to the Consolidated Balance Sheet for further details on the settlement). Investments in securities classified as trading securities are measured at fair value each reporting period with the offset to "other (expense) income" on the statement of operations. Because the unrealized holding losses are included in earnings through fair value accounting, it is not necessary to evaluate trading securities for possible impairment. Cash flows from purchases, sales, and maturities of trading securities are classified based on the nature and purpose for which the securities were acquired, and therefore, our cash flows from trading securities are classified in the investing section of the consolidated statements of cash flows.

The Company assesses individual investments for impairment quarterly. Investments are impaired when the fair value is less than the amortized cost. If an investment is impaired, the Company evaluates whether the impairment is other-than-temporary. A debt investment impairment is considered other-than-temporary if (i) the Company intends to sell the security, (ii) it is more likely than not that the Company will be required to sell the security before recovery of the entire amortized cost basis, or (iii) the Company does not expect to recover the entire amortized cost basis of the security (a credit loss). Other-than-temporary declines in the Company's debt securities are recognized as a loss in the statement of operations if due to credit loss; all other losses on debt securities are recorded in other comprehensive income. The previous amortized cost basis less the other-than-temporary impairment becomes the new cost basis and is not adjusted for subsequent recoveries in fair value.

Inventories
Inventories are stated at the lower of cost or market determined using the average cost method. The Company's business is subject to the risk of technological and design changes. The Company evaluates inventory levels quarterly against sales forecasts on a product family basis to evaluate its overall inventory risk. Reserves are adjusted to reflect inventory values in excess of forecasted sales as well as overall inventory risk assessments by management. In the event the Company sells inventory that had been covered by a specific inventory reserve, the sale is recorded at the actual selling price and the related cost of goods sold is recorded at the full inventory cost, net of the reserve. Abnormally low production levels are charged to expense in the period incurred rather than as a portion of inventory cost.

Product Warranty
The Company generally sells products with a limited warranty on product quality. The Company accrues for known warranty issues if a loss is probable and can be reasonably estimated, and accrues for estimated incurred but unidentified issues based on historical activity. The accrual and the related expense for known issues were not significant during the periods presented. Due to product testing and the short time typically between product shipment and the detection and correction of product failures, as well as considering the historical rate of payments, the accrual and related expense for estimated incurred but unidentified issues were not significant during the periods presented.

Property and Equipment
Property and equipment are stated at cost, less accumulated depreciation. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets, ranging from one year to 25 years. The Company's assets acquired under capital leases and leasehold improvements are amortized over the lesser of the asset life or lease term and included in depreciation.

The Company performs a review if facts and circumstances indicate that the carrying amount of assets may not be recoverable or that the useful life is shorter than had originally been estimated. The Company assesses the recoverability of the assets held for use by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining estimated useful lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets. If the Company determines that the useful lives are shorter than the Company had originally estimated, the net book value of the assets is depreciated over the newly determined remaining useful lives. The Company identifies property and equipment as "held for sale" based on the current expectation that, more likely than not, an asset or asset group will be sold or otherwise disposed. The held for sale assets cease depreciation once the assets are classified to the held for sale category at their fair market value less costs to sell. See Note 10 to the Consolidated Financial Statements for additional information regarding asset impairment charges related to restructurings.

The Company capitalizes the portion of the interest expense related to certain assets that are not ready for their intended use and this amount is depreciated over the estimated useful lives of the qualified assets. The Company additionally records capital related government grants earned as a reduction to property and equipment and is depreciated over the estimated useful lives of the associated assets.

Other Receivables

The Company records miscellaneous non-product receivables that are collectible within 12 months in "other receivables." The "other receivables" category on the Company's consolidated balance sheets includes value added tax receivables ($8.5 million as of April 2, 2011 and $32.4 million as of April 3, 2010, which are reported on a net basis), interest receivables and other miscellaneous items.

Intangible Assets and Goodwill

Goodwill is recorded when the purchase price paid for a business exceeds the estimated fair value of the net identified tangible and intangible assets acquired. Intangibles are recorded when such assets are acquired by purchase or license. The amounts and useful lives assigned to intangible assets acquired, other than goodwill, impact the amount and timing of amortization. For acquisitions prior to fiscal 2010, acquired in-process research and development with no future alternative use was expensed at the acquisition date. For subsequent acquisitions, acquired in-process research and development with no future alternative use will be capitalized in accordance with FASB ASC Topic 805, "*Business Combinations.*"

Goodwill

The Company has determined that it has two reporting units as of fiscal 2011 (CPG and MPG) for purposes of allocating and testing goodwill. In evaluating its reporting units, the Company first considers its operating segments and related components in accordance with FASB guidance. Goodwill is allocated to the reporting units that are expected to benefit from the synergies of the business combinations generating the underlying goodwill. As of April 2, 2011, the Company's goodwill balance of $95.6 million is allocated to its MPG reporting unit.

The Company evaluates its goodwill for potential impairment on an annual basis or whenever events or circumstances indicate that an impairment may have occurred. Goodwill is tested for impairment using a two-step process. The first step of the goodwill impairment test is to identify potential impairment by comparing the estimated fair value of each reporting unit containing the Company's goodwill with the related carrying amount of the reporting unit.

The Company has historically used both the income and market approaches to estimate the fair value of its reporting units. The income approach involves discounting future estimated cash flows. The sum of the reporting unit cash flow projections was compared to the Company's market capitalization in a discounted cash flow framework to calculate an overall implied internal rate of return (or discount rate) for the Company. The Company's market capitalization was adjusted to a control basis assuming a reasonable control premium, which resulted in an implied discount rate. This implied discount rate serves as a baseline for estimating the specific discount rate for each reporting unit.

The discount rate used is the value-weighted average of the Company's estimated cost of equity and debt ("cost of capital") derived using both known and estimated customary market metrics. The Company's weighted average cost of capital is adjusted for each reporting unit to reflect a risk factor, if necessary, for each reporting unit. The Company performs sensitivity tests with respect to growth rates and discount rates used in the income approach. The Company believes the income approach is appropriate because it provides a fair value estimate based upon the respective reporting unit's expected long-term operations and cash flow performance.

In applying the market approach, valuation multiples are derived from historical and projected operating data of selected guideline companies, which are evaluated and adjusted, if necessary, based on the strengths and weaknesses of the reporting unit relative to the selected guideline companies. The valuation multiples are then applied to the appropriate historical and/or projected operating data of the reporting unit to arrive at an indication of fair value. The Company believes the market approach is appropriate because it provides a fair value using multiples from companies with operations and economic characteristics similar to its reporting units. The Company has weighted the results of the income approach and the results of the market approach at 60% and 40%, respectively. The income approach was given a higher weight because it has a more direct correlation to the specific economics of the reporting units than the market approach, which is based on multiples of companies that, although comparable, may not have the exact same mix of products and may not have the exact same systemic or non-systemic risk factors as the Company's reporting units. The Company's methodologies used for valuing goodwill during fiscal 2011 have not changed as compared to fiscal years 2010 and 2009.

If the fair value of the reporting unit is determined to be less than the carrying value, the Company performs the required step-two analysis in order to determine the implied fair value of each reporting unit's goodwill and determine the amount of the impairment of goodwill. Determining the implied fair value of goodwill requires valuation of a reporting unit's tangible and intangible assets and liabilities in a manner similar to the allocation of purchase price in a business combination. For purposes of determining the implied fair value of goodwill, the income tax bases of a reporting unit's assets and liabilities implicit in the tax structure is assumed in the estimation of fair value of the reporting unit in step-one.

The Company conducts its annual goodwill impairment test on the first day of the fourth quarter in each fiscal year, and did so in fiscal years 2011 and 2010 without a need to expand the impairment test to step-two. However, during fiscal 2009, indicators of potential impairment caused the Company to conduct an interim impairment test, which was performed as of November 22, 2008. See Note 5 to the Consolidated Financial Statements for additional information regarding fiscal 2009 goodwill impairment.

Inherent in such fair value determinations of the Company's reporting units are significant judgments and estimates, including assumptions about future revenue, profitability and cash flows, operational plans and interpretation of current economic indicators and market valuations. To the extent these assumptions are incorrect or there are further declines in the Company's business outlook, additional goodwill impairment charges may be recorded in future periods.

For fiscal years 2011 and 2010, the material assumptions used for the income approach were 10 years of projected net cash flows, a discount rate of 16.5% (2011) and 16.0% (2010) and a long-term growth rate of 4% for the MPG reporting unit. The Company considered historical rates and current market conditions when determining the discount and growth rates used in its analysis. The material assumptions used for the income approach were consistent in fiscal 2009, except the discount rate for the MPG reporting unit was 18% for fiscal 2009 as a result of missed projections.

Intangible Assets

Intangible assets consist primarily of technology licenses, customer relationships and acquired product technology resulting from business combinations. Technology licenses are amortized on a straight-line basis over the lesser of the estimated useful life of the technology or the term of the license agreement, ranging from approximately 5 years to 15 years. Acquired product technology and customer relationships are also amortized on a straight-line basis over the estimated useful life, ranging from 3 to 10 years.

The Company regularly reviews identified intangible assets to determine if facts and circumstances indicate that the useful life is shorter than the Company originally estimated or that the carrying amount of the assets may not be recoverable. If such facts and circumstances exist, the Company assesses the recoverability of identified intangible assets by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairments, if any, are based on the excess of the carrying amount over the fair value of those assets and occur in the period in which the impairment determination was made. See Note 5 to the Consolidated Financial Statements for additional information regarding fiscal 2009 identified intangible impairment.

The value of acquired in-process research and development is determined by estimating the costs to develop the purchased in-process research and development into a commercially viable product, estimating the resulting cash flows from the sale of the products resulting from the completion of the in-process research and development, and discounting the net cash flows using an appropriate discount rate, net of returns on contributory assets. For acquisitions prior to fiscal 2010, the acquired in-process research and development with no alternative future use was expensed at the acquisition date. For subsequent acquisitions, acquired in-process research and development with no alternative future use will be capitalized in accordance with FASB ASC Topic 805.

The value of acquired developed technology is determined by discounting forecasted cash flow directly related to the existing product technology, net of returns on contributory assets.

The value of acquired customer relationships is based on the benefit derived from the incremental revenue and related cash flow as a direct result of the customer relationship. These forecasted cash flows are discounted to present value using an appropriate discount rate.

Revenue Recognition

The Company's net revenue is generated principally from sales of semiconductor products. The Company derives the remaining balance of its net revenue from non-recurring engineering fees and cost-plus contracts for research and development work, royalty income and license fees for its intellectual property and service revenue, which collectively is typically less than 3% of consolidated revenue on an annual basis. Sales of products are generally made through either the Company's sales force, manufacturers' representatives or through a distribution network. The Company recognizes revenue from product sales when the fundamental criteria are met, such as the time at which the title and risk and rewards of product ownership are transferred to the customer, price and terms are fixed or determinable, no significant vendor obligation exists and collection of the resulting receivable is reasonably assured. Revenue from the majority of the Company's semiconductor products is recognized upon shipment of the product to the customer from a Company-owned or third-party location. A small percentage of revenue generated from the sale of semiconductor products through a distribution relationship is partially deferred based on the terms specified in the agreement with the distributor. Revenue from non-recurring engineering fees is recognized when the service is completed or upon certain milestones, as provided for in the agreements. Revenue from cost plus contracts is recognized on the percentage of completion method based on the costs incurred to date and the total contract amount, plus the contractual fee. Royalty income is recognized based on a percentage of sales of the relevant product reported by licensees during the period. The Company additionally licenses its rights to use portions of its intellectual property portfolio, which includes certain patent rights useful in the manufacture and sales of certain products. License fee revenue recognition is dependent on the terms of each license agreement, which typically include license fees in one or more installments. The Company will recognize license fee revenue (i) upon delivery of the intellectual property and (ii) if the Company has no substantive future obligation to perform under the arrangement. The Company will defer recognition of licensing fees where future performance obligations are required to earn the fee or the fees are not guaranteed. Revenue from services related to manufacturing is recognized during the period that the service is performed.

In addition, the Company has limited rebate programs with certain customers as part of the sales agreements. The rebates represent less than 2% of sales in fiscal 2011, less than 1% of sales in fiscal 2010 and 0% of sales in fiscal 2009. The sales rebates can be reasonably estimated and are accrued against the revenue during the period in which the revenue related to those agreements is recognized.

Accounts receivable are recorded for all revenue items listed above. The Company evaluates the collectability of accounts receivable based on a combination of factors. In cases where the Company is aware of circumstances that may impair a specific customer's ability to meet its financial obligations subsequent to the original sale, the Company will record an allowance against amounts due, and thereby reduce the receivable to the amount the Company reasonably believes will be collected. For all other customers, the Company recognizes allowances for doubtful accounts based on the length of time the receivables are past due, industry and geographic concentrations, the current business environment and the Company's historical experience. Based on these factors, the Company's allowance for doubtful accounts has typically represented less than 1% of sales and accounts receivable write-offs to date have been minimal.

The Company's terms and conditions do not give its customers the right of return associated with the original sale of its product. However, the Company will authorize sales returns under certain circumstances, which include perceived quality problems, courtesy returns and like-kind exchanges. The Company evaluates its estimate of returns by analyzing all types of returns and the timing of such returns in relation to the original sale. The reserve is adjusted to reflect changes in the estimated returns versus the original sale of product. Historically, sales returns have not fluctuated significantly as a percent of sales and remain at approximately 2%.

Shipping and Handling Cost

The Company recognizes amounts billed to a customer in a sale transaction related to shipping and handling as revenue. The costs incurred by the Company for shipping and handling are classified as cost of goods sold.

Research and Development
The Company charges all research and development costs to expense as incurred.

Advertising Costs
The Company expenses advertising costs as incurred. The Company recognized advertising expense of $0.3 million for fiscal 2011, $0.4 million for fiscal 2010, and $0.6 million for fiscal 2009.

Income Taxes
The Company accounts for income taxes under the liability method which requires recognition of deferred tax assets and liabilities for the temporary differences between the financial reporting and tax basis of assets and liabilities and for tax carryforwards. Deferred tax assets and liabilities are measured using the enacted statutory tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided against deferred tax assets to the extent the Company determines it is more-likely-than-not (a likelihood of more than 50 percent) that some portion or all of its deferred tax assets will not be realized.

A minimum recognition threshold is required to be met before the Company recognizes the benefit of an income tax position in the financial statements. The Company's policy is to recognize accrued interest and penalties, if incurred, on any unrecognized tax benefits as a component of income tax expense.

It is the Company's policy to invest the earnings of foreign subsidiaries indefinitely outside the U.S. Accordingly, the Company does not provide U.S. income taxes on unremitted foreign earnings.

Share-Based Compensation
Under FASB ASC Topic 718, *"Compensation — Stock Compensation"* (FASB ASC Topic 718), share-based compensation cost is measured at the grant date, based on the estimated fair value of the award using an option pricing model (Black-Scholes), and is recognized as expense over the employee's requisite service period.

As of April 2, 2011, total remaining unearned compensation cost related to nonvested restricted stock units and options was $29.7 million, which will be amortized over the weighted-average remaining service period of approximately 1.1 years.

Foreign Currency Translation
The financial statements of foreign subsidiaries have been translated into U.S. dollars in accordance with FASB ASC Topic 830, *"Foreign Currency Matters."* The functional currency for most of the Company's international operations is the U.S. dollar. The functional currency for the remainder of the Company's foreign subsidiaries is the local currency. Assets and liabilities denominated in foreign currencies are translated using the exchange rates on the balance sheet dates. Revenues and expenses are translated using the average exchange rates throughout the year. Translation adjustments are shown separately as a component of "accumulated other comprehensive (loss) income" within "shareholders' equity" in the consolidated balance sheets. Foreign currency transactions gains or losses (transactions denominated in a currency other than the functional currency) are reported in "other (expense) income" in the consolidated statements of operations.

Recent Accounting Pronouncements
In January 2010, the FASB issued amended standards that require additional fair value disclosures. These amended standards require disclosures about inputs and valuation techniques used to measure fair value, as well as disclosures about significant transfers, beginning in the fourth quarter of fiscal 2010. Additionally, these amended standards require presentation of disaggregated activity within the reconciliation for fair value measurements using significant unobservable inputs (Level 3), beginning in the first quarter of fiscal 2012. The Company believes that adoption of this new guidance will not have a material impact on its financial statements.

In October 2009, the FASB issued new standards for revenue recognition with multiple deliverables. These new standards impact the determination of when the individual deliverables included in a multiple-element arrangement may be treated as separate units of accounting. Additionally, these new standards modify the manner in which the transaction consideration is allocated across the separately identified deliverables by no longer permitting the residual method of allocating arrangement consideration. These new standards are required to be adopted in the first quarter of fiscal 2012. The Company believes that adoption of this new guidance will not have a material impact on its financial statements.

2. CONCENTRATIONS OF CREDIT RISK

The Company's principal financial instrument subject to potential concentration of credit risk is accounts receivable, which is unsecured. The Company provides an allowance for doubtful accounts equal to estimated losses expected to be incurred in the collection of accounts receivable.

Revenue from significant customers, those representing 10% or more of total sales for the respective periods, is summarized as follows:

Fiscal Year	2011	2010	2009
Customer 1	**39%**	55%	52%

Customer 1 had an accounts receivable balance representing approximately 41%, 48%, and 58% of the Company's total accounts receivable balance as of April 2, 2011, April 3, 2010 and March 28, 2009, respectively.

3. INVESTMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Investments

The following is a summary of available-for-sale securities as of April 2, 2011 and April 3, 2010 (in thousands):

	Available-for-Sale Securities			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
April 2, 2011				
U.S. government/agency securities	**$159,837**	**$44**	**$ —**	**$159,881**
Auction rate securities	**2,150**	**—**	**—**	**2,150**
Money market funds	**31,748**	**—**	**—**	**31,748**
	$193,735	**$44**	**$ —**	**$193,779**
April 3, 2010				
U.S. government/agency securities	$134,897	$ 5	$(20)	$134,882
Auction rate securities	2,175	—	—	2,175
Money market funds	40,593	—	—	40,593
	$177,665	$ 5	$(20)	$177,650

The estimated fair value of available-for-sale securities was based on the prevailing market values on April 2, 2011 and April 3, 2010. We determine the cost of an investment sold based on the specific identification method.

In fiscal 2011, the gross realized gains and losses recognized on available-for-sale securities were insignificant. In fiscal 2010, the gross realized gains on available-for-sale securities were less than $0.1 million and there were no gross realized losses.

No available-for-sale investments were in a continuous unrealized loss position as of April 2, 2011. The available-for-sale investments that were in a continuous unrealized loss position for less than 12 months as of April 3, 2010 consisted of U.S. government/agency securities with gross unrealized losses of less than $0.1 million and an aggregate fair value of approximately $83.9 million. There were no available-for-sale investments in a continuous unrealized loss position for 12 months or greater on April 2, 2011 and April 3, 2010.

The amortized cost of investments in debt securities with contractual maturities is as follows (in thousands):

	April 2, 2011		April 3, 2010	
	Cost	Estimated Fair Value	Cost	Estimated Fair Value
Due in less than one year	**$191,585**	**$191,629**	$175,490	$175,475
Due after ten years	**2,150**	**2,150**	2,175	2,175
Total investments in debt securities	**$193,735**	**$193,779**	$177,665	$177,650

Fair Value of Financial Instruments

The Company measures the fair value of its marketable securities and trading securities, which are comprised of U.S. government/agency securities, ARS, and money market funds. Marketable securities are reported in cash and cash equivalents, short-term investments and long-term investments on the Company's consolidated balance sheet and are recorded at fair value and the related unrealized gains and losses are included in accumulated other comprehensive income (loss), a component of shareholders' equity, net of tax. Trading securities are included in restricted trading security investments with the related unrealized gains and losses recorded in earnings.

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs have created the following fair-value hierarchy:

- Level 1 — Quoted prices for identical instruments in active markets;
- Level 2 — Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets; and
- Level 3 — Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the Company to minimize the use of unobservable inputs and to use observable market data, if available, when determining fair value.

Notes to Consolidated Financial Statements

Financial Instruments Measured at Fair Value on a Recurring Basis

The fair value of the financial assets measured at fair value on a recurring basis was determined using the following levels of inputs as of April 2, 2011 (in thousands):

	Total	Quoted Prices In Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
April 2, 2011				
U.S. government/agency securities	**$159,881**	**$159,881**	**$ —**	**$ —**
Auction rate securities	**2,150**	**—**	**2,150**	**—**
Money market funds	**31,748**	**31,748**	**—**	**—**
	$193,779	**$191,629**	**$2,150**	**$ —**
April 3, 2010				
U.S. government/agency securities	$134,882	$134,882	$ —	$ —
Auction rate securities	19,423	—	2,175	17,248
Put option	2,302	—	—	2,302
Money market funds	40,593	40,593	—	—
	$197,200	$175,475	$2,175	$19,550

ARS are debt instruments with interest rates that reset through periodic short-term auctions. The Company's Level 2 ARS are valued at par based on quoted prices for identical or similar instruments in markets that are not active.

As of April 3, 2010, the Company's Level 3 ARS consisted of AAA rated securities issued primarily by student loan corporations, which were municipalities of various U.S. state governments. These Level 3 ARS were not liquid and the fair values of the student loan ARS could not be estimated based on observable market prices. The Company estimated the Level 3 ARS fair values with the assistance of a third party investment advisor using a discounted cash flow model. The assumptions used in preparing the discounted cash flow model included the expected timing of successful auctions or refinancings in the future, the composition and quality of the underlying collateral and the creditworthiness of the issuer, and the probability of full repayment considering the guarantees by Federal Family Education Loan Program (FFELP) of the underlying student loans.

In the third quarter of fiscal 2009, the Company accepted a settlement agreement with the securities firm from which the Company purchased all of its Level 3 ARS. The securities firm had reached a settlement with the SEC and various state regulatory agencies under which the securities firm agreed to restore liquidity to certain clients holding ARS. In accordance with this settlement, the securities firm agreed for the Company to have the right to sell its outstanding Level 3 ARS to the securities firm at par value (i.e., the face amount), plus accrued but unpaid dividends or interest, at any time during the period of June 30, 2010, through July 2, 2012. In addition, the securities firm agreed to provide the Company with a "no net cost" credit line of up to 75% of the market value of its outstanding Level 3 ARS pending the securities firm's purchase of the Company's ARS. The settlement feature entered into under this settlement agreement is a separate freestanding instrument accounted for separately from the ARS, is a registered, nontransferable security and was accounted for as a put option. The Company elected fair value accounting in order to mitigate volatility in earnings caused by accounting for the put option and underlying ARS under different methods. The Company determined the fair value of the settlement option using a probability-weighted cash flow analysis with varying assumptions for the amount and timing of potential cash flows.

In the first quarter of fiscal 2011, the Company executed on its right to sell its outstanding Level 3 ARS to the securities firm at par value (i.e., the face amount), plus accrued but unpaid dividends or interest. Prior to the settlement, the Company's Level 3 ARS were classified as "restricted trading security investments" on its consolidated balance sheet as these ARS securities were pledged as collateral for the "no net cost" credit line. The "no net cost" loan was repaid with a portion of the proceeds from the sale (see Note 7 to the Consolidated Financial Statements). Due to the sale of the Level 3 ARS, the Company's put option was settled and "other current assets" was reduced.

During fiscal 2011, the changes in the fair value of the assets measured on a recurring basis using significant unobservable inputs (Level 3) were comprised of the following (in thousands):

	Auction Rate Securities	Put Option
Level 3 balance at April 3, 2010	$ 17,248	$ 2,302
Settlement of ARS (first quarter of fiscal 2011)	(17,248)	(2,302)
Level 3 balance at April 2, 2011	$ —	$ —

Financial Instruments Measured at Fair Value on a Nonrecurring Basis

The Company's non-financial assets, such as goodwill, intangible assets, and property and equipment are measured at fair value when there is an indicator of impairment and recorded at fair value only when an impairment charge is recognized. The Company did not have any non-financial assets or liabilities measured at fair value during fiscal 2011. For fiscal 2010, the Company recorded an impairment of $0.8 million of certain property and equipment. The fair value of these impaired assets was estimated to be $0.4 million using a significant Level 3 unobservable input (market valuation approach). The market valuation approach uses prices and other relevant information generated primarily by recent market transactions involving similar or comparable assets, as well as the Company's historical experience.

Financial Instruments Not Recorded at Fair Value
For financial instruments that are not recorded at fair value (such as the Company's convertible subordinated notes), the Company discloses the fair value in its Notes to the Consolidated Financial Statements. As of April 2, 2011, the fair values of the Company's convertible subordinated notes exceeded their carrying values (see Note 7 to the Consolidated Financial Statements).

4. INVENTORIES

The components of inventories are as follows (in thousands):

Fiscal Year	2011	2010
Raw materials	$ 35,851	$ 29,321
Work in process	53,219	46,208
Finished goods	60,743	46,980
Total inventories	149,813	122,509

5. GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for fiscal years 2009, 2010 and 2011 are as follows (in thousands):

Balance as of March 29, 2008	$ 701,317
Fiscal 2009 activity:	
Acquisitions and acquisition adjustments	15,218
Impairment losses	(619,551)
Tax adjustments	(1,356)
Balance as of March 28, 2009	95,628
Fiscal 2010 activity	—
Fiscal 2011 activity	—
Balance as of April 2, 2011	**$ 95,628**

The Company performs impairment tests of goodwill at its reporting unit level (CPG and MPG). Goodwill is allocated to the Company's reporting units that are expected to benefit from the synergies of the business combinations generating the underlying goodwill. As of April 2, 2011 and April 3, 2010, the Company's goodwill balance of $95.6 million was allocated to its MPG reporting unit.

The Company conducts its annual goodwill impairment test on the first day of the fourth quarter in each fiscal year. Based on the Company's fiscal 2011 and fiscal 2010 annual impairment reviews of goodwill, no impairment was indicated, as the estimated fair value of MPG exceeded its carrying value. The Company's methodologies used for valuing goodwill during fiscal 2011 have not changed from fiscal 2010 or fiscal 2009.

During fiscal 2009, indicators of potential impairment caused the Company to conduct an interim impairment test which was performed as of November 22, 2008. Those indicators included a significant decrease in market capitalization, a decline in recent operating results, and a decline in the Company's business outlook primarily due to the macroeconomic environment. The Company completed step one of the impairment analysis and estimated the fair value of its reporting units using certain assumptions including two generally accepted valuation methodologies: (i) the income approach — discounted cash flows, and (ii) the market approach — enterprise value and guideline company analysis. The income approach involves discounting future estimated cash flows. The sum of the reporting unit cash flow projections was compared to the Company's market capitalization in a discounted cash flow framework to calculate an overall implied internal rate of return (or discount rate) for the Company. The Company's market capitalization was adjusted to a control basis assuming a reasonable control premium, which resulted in an implied discount rate. This implied discount rate serves as a baseline for estimating the specific discount rate for each reporting unit.

The discount rate used was the value-weighted average of the Company's estimated cost of equity and debt ("cost of capital") derived using both known and estimated customary market metrics. The Company's weighted average cost of capital was adjusted for each reporting unit to reflect a risk factor, if necessary, for each reporting unit. The Company performed sensitivity tests with respect to growth rates and discount rates used in the income approach. The Company believes the income approach is appropriate because it provides a fair value estimate based upon the respective reporting unit's expected long-term operations and cash flow performance.

In applying the market approach, valuation multiples are derived from historical and projected operating data of selected guideline companies, which are evaluated and adjusted, if necessary, based on the strengths and weaknesses of the reporting unit relative to the selected guideline companies. The valuation multiples are then applied to the appropriate historical and/or projected operating data of the reporting unit to arrive at an indication of fair value. The Company believes the market approach is appropriate because it provides a fair value using multiples from companies with operations and

Notes to Consolidated Financial Statements

economic characteristics similar to its reporting units. The Company weighted the results of the income approach and the results of the market approach at 60% and 40%, respectively. The income approach was given a slightly higher weight because it has a more direct correlation to the specific economics of the reporting units than the market approach, which is based on multiples of companies that, although comparable, may not have the exact same mix of products and may not have the exact same systemic or non-systemic risk factors as the Company's reporting units.

As the fair value of the reporting unit was determined to be less than the carrying value, the Company performed a step-two analysis in accordance with FASB guidance in order to determine the implied fair value of each reporting unit's goodwill and determine the amount of the impairment of goodwill. Determining the implied fair value of goodwill requires valuation of a reporting unit's tangible and intangible assets and liabilities in a manner similar to the allocation of purchase price in a business combination.

The Company's impairment review process compares the fair value of the reporting unit in which goodwill resides to its carrying value.

As a result of the impairment review, the Company subsequently concluded that as of November 22, 2008, the fair value of both of its reporting units was below their respective carrying values. As such, the Company completed a step-two analysis in order to determine the implied fair value of each reporting unit's goodwill and determine the amount of the impairment of goodwill. Determining the implied fair value of goodwill requires valuation of a reporting unit's tangible and intangible assets and liabilities in a manner similar to the allocation of purchase price in a business combination. Based on the work performed, the Company recorded a goodwill impairment charge of $619.6 million in "other operating expense" in the consolidated statement of operations for fiscal 2009. Of the total goodwill impairment of $619.6 million, $526.5 million related to the MPG reporting unit and $93.1 million related to the CPG reporting unit. The remaining goodwill of $95.6 million was allocated to the MPG reporting unit.

During fiscal 2009, goodwill increased by $12.8 million as a result of the acquisition of UMC on April 26, 2008 (see Note 6 to the Consolidated Financial Statements). The remaining increase relates to the refining of the fair values of the assets acquired and liabilities assumed in the Sirenza acquisition as part of the allocation period.

As of April 2, 2011, approximately $5.2 million of net goodwill related to the 2008 acquisition of Sirenza, is expected to be deductible for income tax purposes in future periods.

The following summarizes certain information regarding gross carrying amounts and amortization of intangibles (in thousands):

	April 2, 2011		April 3, 2010	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible Assets:				
Technology licenses	**$ 10,596**	**$ 9,067**	$ 10,625	$ 8,467
Customer relationships	**43,100**	**10,287**	43,100	6,007
Acquired product technology	**85,566**	**36,223**	85,566	22,648
Total	**$139,262**	**$55,577**	$139,291	$37,122

During fiscal 2009, indicators were present that caused the Company to conduct an interim assessment of the recoverability of its intangible assets as of November 22, 2008. Those indicators included a significant decrease in market capitalization, a decline in recent operating results, and a decline in the Company's business outlook primarily due to the macroeconomic environment. Therefore, the Company performed an impairment analysis of its finite-lived intangible assets based on a comparison of the undiscounted cash flows to the recorded carrying value of the intangible assets, and it was determined that a potential impairment was present. As a result of this analysis, the Company was required to determine the fair value of its finite-lived intangible assets and compare the fair value to the carrying value. The value of acquired developed technology was determined by discounting forecasted cash flow directly related to the developed technology, net of returns on contributory assets. The value of acquired customer relationships is based on the benefit derived from the incremental revenue and related cash flow as a direct result of the customer relationship. These forecasted cash flows are discounted to present value using an appropriate discount rate. As a result, the carrying value exceeded the fair value and the Company recorded impairments of $33.7 million related to developed technology and $33.3 million related to customer relationships. The impairment charges were recorded in "other operating expense" in the statement of operations for the fiscal year ended March 28, 2009.

Intangible asset amortization expense was $18.5 million, $19.0 million and $26.2 million in fiscal years 2011, 2010 and 2009, respectively. The following table provides the Company's estimated future amortization expense based on current amortization periods for the periods indicated (in thousands):

Fiscal Year Ending	Estimated Amortization Expense
2012	$18,394
2013	18,320
2014	17,992
2015	13,286
2016	4,280

6. BUSINESS COMBINATIONS

Universal Microwave Corporation

On April 26, 2008, the Company acquired UMC for approximately $24.1 million in cash including transaction costs of $0.9 million. UMC designs and manufactures high performance RF oscillators and synthesizers primarily for point-to-point radios, CATV head-end equipment and military communications radio markets. The acquisition of UMC furthered the Company's diversification strategy.

The total purchase price of $24.1 million was allocated to assets acquired of $16.7 million (including identifiable intangible assets of $10.4 million) and liabilities assumed of $5.3 million (based on their fair values as determined by the Company as of April 26, 2008), and resulted in goodwill of $12.8 million. The identifiable intangible assets included customer relationships of $1.7 million, acquired product technology of $7.3 million and in-process research and development with no alternative future use of $1.4 million. The in-process research and development with no alternative future use was charged to "other operating expense" at the acquisition date.

UMC's results of operations are included in the Company's statement of operations as of April 26, 2008. The results of UMC are not significant to the overall results of the Company.

7. DEBT

Debt at April 2, 2011 and April 3, 2010 is as follows (in thousands):

	April 2, 2011	April 3, 2010
Convertible subordinated notes due 2010, net of discount	**$ —**	$ 9,944
Convertible subordinated notes due 2012, net of discount	**58,317**	173,747
Convertible subordinated notes due 2014, net of discount	**111,992**	105,499
Bank loan	**7,034**	6,739
No net cost credit line	**—**	12,900
Equipment term loan, net of discount	**3,852**	8,961
Subtotal	**181,195**	317,790
Less current portion	**3,852**	27,953
Total long-term debt	**$177,343**	$289,837

Aggregate debt maturities as of April 2, 2011, are as follows (in thousands):

Fiscal Years	
2012	$ 3,852
2013	65,351
2014	—
2015	111,992
2016 and thereafter	—
Total	$181,195

Convertible Debt

In April 2007, the Company issued $200 million aggregate principal amount of 0.75% Convertible Subordinated Notes due 2012 (the "2012 Notes") and $175 million aggregate principal amount of 1.00% Convertible Subordinated Notes due 2014 (the "2014 Notes" and, together with the 2012 Notes, the "Notes"). The Notes were issued in a private placement to Merrill Lynch, Pierce, Fenner & Smith Incorporated for resale to qualified institutional buyers. Offering expenses in connection with the issuance of the Notes, including discounts and commissions, were approximately $8.8 million, which are being amortized as interest expense over the terms of the Notes based on the effective interest method.

Interest on both series of the Notes is payable in cash semiannually in arrears on April 15 and October 15 of each year, beginning October 15, 2007. The 2012

Notes to Consolidated Financial Statements

Notes mature on April 15, 2012, and the 2014 Notes mature on April 15, 2014. The Notes are subordinated unsecured obligations of the Company and rank junior in right of payment to all of the Company's existing and future senior debt. The Notes effectively are subordinated to the indebtedness and other liabilities of the Company's subsidiaries.

Holders may convert either series of the Notes based on the applicable conversion rate, which is currently 124.2969 shares of the Company's common stock per $1,000 principal amount of the notes (which is equal to an initial conversion price of approximately $8.05 per share), subject to adjustment, only under the following circumstances: (i) during any calendar quarter after June 30, 2007, if, as of the last day of the immediately preceding calendar quarter, the closing price of the Company's common stock for at least 20 trading days in the 30 consecutive trading day period ending on the last trading day of such preceding calendar quarter is more than 120% of the applicable conversion rate per share; (ii) if during any five business day period after any five consecutive trading day period in which the trading price per $1,000 principal amount of notes for each day of that period is less than 98% of the product of the closing price of the Company's common stock for each day in the period and the applicable conversion rate per $1,000 principal amount of notes; (iii) if certain specified distributions to all holders of the Company's common stock occur; (iv) if a fundamental change occurs; or (v) at any time during the 30-day period immediately preceding the final maturity date of the applicable notes. Upon conversion, in lieu of shares of the Company's common stock, for each $1,000 principal amount of notes, a holder will receive an amount in cash equal to the lesser of (i) $1,000 or (ii) the conversion value, as determined under the applicable indentures governing the notes. If the conversion value exceeds $1,000, the Company also will deliver, at its election, cash or common stock or a combination of cash and common stock equivalent to the amount of the conversion value in excess of $1,000. The maximum number of shares issuable upon conversion of the Notes as of April 2, 2011, is approximately 19.0 million shares (subsequent to the purchase and retirement by the Company of $177.9 million principal amount of the Notes), which may be adjusted as a result of stock splits, stock dividends and antidilution provisions.

Holders of the Notes who convert their notes in connection with a fundamental change, as defined in the indentures, may be entitled to a make whole premium in the form of an increase in the conversion rate applicable to their notes. In addition, in the event of a fundamental change, holders of the notes may require the Company to purchase for cash all or a portion of their notes, subject to specified exceptions, at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, if any, up to, but not including, the fundamental change purchase date.

During fiscal 2011, the Company purchased and retired $135.5 million aggregate principal amount of its 2012 Notes for an average price of $99.32, which resulted in a loss of approximately $2.4 million. During fiscal 2010, the Company purchased and retired $2.3 million aggregate principal amount of the 2012 Notes at an average price of $78.56, which resulted in a gain of approximately $0.3 million.

During fiscal 2010, the Company purchased and retired $7.8 million aggregate principal amount of its 2014 Notes at an average price of $61.55, which resulted in a gain of approximately $1.6 million. During fiscal 2009, the Company purchased and retired $32.3 million aggregate principal amount of its 2014 Notes at an average price of $41.47, which resulted in a gain of approximately $10.6 million.

The 2012 Notes had a fair value on the Private Offerings, Resale and Trading through Automated Linkages (PORTAL) Market of $66.1 million as of April 2, 2011 (excluding $137.8 million of the aggregate principal amount of the 2012 Notes that were purchased and retired as of April 2, 2011) and $191.5 million as of April 3, 2010 (excluding $2.3 million of the aggregate principal amount of the 2012 Notes that were purchased and retired as of April 3, 2010). The 2014 Notes had a fair value on the PORTAL Market of $145.0 million as of April 2, 2011 (excluding $40.1 million of the aggregate principal amount of the 2014 Notes that were purchased and retired as of April 2, 2011) and $122.8 million as of April 3, 2010 (excluding $40.1 million of the aggregate principal amount of the 2014 Notes that were purchased and retired as of April 3, 2010).

The following tables provide additional information about the Notes, which are subject to FASB ASC Topic 470-20, "*Debt with Conversion and Other Options*" (FASB ASC Topic 470-20) (in thousands):

	2012 Notes		2014 Notes	
	2011	2010	2011	2010
Carrying amount of the equity component (additional paid-in capital)	$21,731	$ 31,310	$ 34,492	$ 34,492
Principal amount of the convertible subordinated notes	62,248	197,748	134,901	134,901
Unamortized discount of the liability component	(3,931)	(24,001)	(22,909)	(29,402)
Net carrying amount of liability component	$58,317	$173,747	$111,992	$105,499

	2012 Notes			2014 Notes		
	2011	2010	2009	2011	2010	2009
Effective interest rate on liability component	7.3%	7.3%	7.3%	7.2%	7.2%	7.2%
Cash interest expense recognized	$ 940	$ 1,507	$ 1,495	$1,345	$1,378	$1,701
Non-cash interest expense recognized	$7,282	$10,901	$10,055	$6,493	$6,184	$7,063

As of April 2, 2011, the remaining period over which the unamortized discount will be amortized for the 2012 Notes and 2014 Notes is 1.0 years and 3.0 years, respectively. As of April 2, 2011, the if-converted value of the Notes did not exceed the principal amount of either the 2012 Notes or the 2014 Notes.

In accordance with FASB Topic ASC 470-20, the Company records gains and losses on the early retirement of its 2012 Notes and its 2014 Notes in the period of derecognition, depending on whether the fair market value at the time of derecognition was greater than, or less than, the carrying value of the debt.

During fiscal 2004, the Company completed the private placement of $230.0 million aggregate principal amount of 1.50% convertible subordinated notes due 2010 (the "2010 Notes"). The net proceeds of the offering were approximately $224.7 million after payment of the underwriting discount and expenses of the offering totaling $5.3 million.

During fiscal 2009, the Company purchased and retired $23.0 million of the original principal amount of the 2010 Notes at an average price of $82.83, which resulted in a gain of approximately $3.8 million. During fiscal 2010, the Company purchased and retired, at 100% of the original principal amount, $197.0 million of the 2010 Notes, which resulted in a loss of $0.4 million due to the write-off of the unamortized discount and debt issuance cost. On July 1, 2010, the remaining $10.0 million aggregate principal amount of the 2010 Notes matured and was repaid.

No Net Cost Credit Line

In November 2008, the Company entered into an agreement with the securities firm that held the Company's Level 3 auction rate securities ("ARS") under which the securities firm gave the Company the right to sell its outstanding Level 3 ARS to the securities firm at par value (i.e., the face amount), plus accrued but unpaid dividends or interest, at any time during the period of June 30, 2010 through July 2, 2012. As part of the agreement, the Company executed on a "no net cost" credit line option (Credit Line Agreement), which means that the interest that the Company owed on the credit line obligation would not exceed the interest that the Company receives on its Level 3 ARS, which were pledged as first priority collateral for this loan. Pursuant to the terms and conditions of the Credit Line Agreement, the Company borrowed up to 75% of the market value of its outstanding Level 3 ARS. In the first quarter of fiscal 2011, the Company executed on its right to sell its outstanding Level 3 ARS to the securities firm at par value (i.e., the face amount), plus accrued but unpaid dividends or interest. The "no net cost" loan was repaid with a portion of the proceeds from the sale.

Other Debt

During fiscal 2008, the Company entered into a loan denominated in Renminbi with a bank in Beijing, China, which is payable in April 2012. As of April 2, 2011, this loan was equivalent to approximately $7.0 million (with the amount fluctuating based on currency rates). The proceeds were used for the expansion of the Company's internal assembly facility. Interest is calculated at 95% of the People's Bank of China benchmark interest rate at the end of each month and is payable on the twentieth day of the last month of each quarter (the People's Bank of China benchmark interest rate for a three- to five-year loan was 6.45% effective as of February 9, 2011, which is the most recent published rate available as of April 2, 2011). The Company received a cash incentive from the Beijing Municipal Bureau of Industrial Development in support of the expansion of its China facility, which offset the amount of monthly interest expense for the first two years of the loan.

During fiscal 2007, the Company entered into a $25.0 million asset-based financing agreement ("equipment term loan"). The net proceeds from the equipment term loan were approximately $24.8 million after payment of administrative fees and issuance costs totaling $0.2 million, which are being amortized as interest expense over the term of the loan based on the effective interest method. The equipment term loan is payable in equal monthly installments of principal and interest of approximately $0.5 million, commencing on August 1, 2006, with a final balloon payment of approximately $3.0 million due on July 1, 2011. The interest rate on the equipment term loan is approximately 7.87%. The equipment term loan is secured by a first priority lien on certain of the Company's manufacturing equipment. Under the terms of the equipment term loan, the Company must maintain, on a quarterly basis, a ratio of senior funded debt to EBITDA of not greater than 3.5 to 1.0, and unencumbered cash or cash-equivalent holdings of not less than $50.0 million. Senior funded debt is defined as current- and long-term debt plus capital leases, and EBITDA is defined as (i) operating income under GAAP, plus (ii) depreciation and amortization expense, plus (iii) all non-cash expenses and losses, minus all non-cash income and gains. As of April 2, 2011, the Company was in compliance with these covenants.

8. RETIREMENT BENEFIT PLANS

Germany Defined Benefit Pension Plan
The Company maintains a qualified defined benefit pension plan for its subsidiary located in Germany. The plan is unfunded with a benefit obligation of approximately $3.3 million and $3.0 million as of April 2, 2011 and April 3, 2010, respectively, which is included in "accrued liabilities" and "other long-term liabilities" in the consolidated balance sheet. The assumptions used in calculating the benefit obligation for the plan are dependent on the local economic conditions and were measured as of April 2, 2011, and April 3, 2010. The net periodic benefit costs were approximately $0.3 million, $0.2 million and $0.3 million for fiscal years 2011, 2010 and 2009, respectively.

U.S. Defined Contribution Plan
Each U.S. employee is eligible to participate in the Company's fully qualified 401(k) plan immediately upon hire. An employee may invest pretax earnings in the 401(k) plan up to the maximum legal limits (as defined by Federal regulations).

Employer contributions to the plan are made at the discretion of the Company's Board of Directors. An employee is fully vested in the employer contribution portion of the plan after completion of two continuous years of service. The Company contributed $3.8 million, $0.9 million and $2.7 million to the plan during fiscal years 2011, 2010 and 2009, respectively. The Company decreased contributions to the 401(k) plan in fiscal years 2010 and 2009 due to the adverse macroeconomic business environment. On January 1, 2010, as a result of the Company's improved financial performance, the Company resumed and increased its potential maximum contributions to the 401(k) plan.

European Defined Contribution Plans
Employees of the Company's subsidiaries located in Denmark and U.K. are eligible to participate in a stakeholder pension plan immediately upon hire or after three months of service. An employee may invest their earnings in their respective stakeholder pension plans and receive a tax benefit based upon the pension plan. Employer contributions to the plan are made at the discretion of the Company's Board of Directors. The Company contributed $0.7 million, $0.9 million and $1.2 million to these defined contribution plans during fiscal years 2011, 2010 and 2009, respectively.

Asian Defined Contribution Plans
Employees of the Company's subsidiaries located in Taiwan, Korea, Japan and India are eligible to participate in a national pension plan immediately upon hire. An employee may invest their earnings in their respective national pension plans and receive a tax benefit based upon the national pension plan. Employer contributions to the plan are at the discretion of their local government regulators. The Company contributed $0.1 million to these defined contribution plans for each of the last three fiscal years.

9. COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases certain equipment and computer hardware and software under non-cancelable lease agreements that are accounted for as capital leases. Interest rates on capital leases ranged from 6.0% to 6.4% as of April 2, 2011. Equipment under capital lease arrangements is included in property and equipment and has a cost of less than $0.5 million as of April 2, 2011 and April 3, 2010.

The Company leases the majority of its corporate, wafer fabrication and other facilities from several third-party real estate developers. The remaining terms of these operating leases range from less than 1 year to 12 years. Several have renewal options of up to two 10-year periods and several also include standard inflation escalation terms. Several also include rent escalation, rent holidays, and leasehold improvement incentives which are recognized to expense on a straight-line basis. The amortization period of leasehold improvements made either at the inception of the lease or during the lease term is amortized over the lesser of the remaining life of the lease term or the useful life of the asset. The Company also leases various machinery and equipment and office equipment under non-cancelable operating leases. The remaining terms of these operating leases range from less than one year to approximately three years. As of April 2, 2011, the total future minimum lease payments were approximately $36.1 million related to facility operating leases and approximately $0.4 million related to equipment operating leases.

Minimum future lease payments under non-cancelable capital and operating leases as of April 2, 2011, are as follows (in thousands):

Fiscal Years	Capital	Operating
2012	$ 73	$ 9,570
2013	73	7,957
2014	73	6,177
2015	73	3,820
2016	17	3,237
Thereafter	—	5,750
Total minimum payment	$309	$36,511
Less amounts representing interest	37	
Present value of minimum lease payments	272	
Less current portion	58	
Obligations under capital leases, less current portion	$214	

Rent expense under operating leases, including facilities and equipment, was approximately $9.7 million, $8.7 million, and $12.1 million (with an additional $15.6 million in lease termination costs included in restructuring), for fiscal years 2011, 2010 and 2009, respectively.

Legal Matters

The Company is involved in various legal proceedings and claims that have arisen in the ordinary course of its business that have not been fully adjudicated. These actions, when finally concluded and determined, will not, in the opinion of management, have a material adverse effect upon the Company's consolidated financial position or results of operations.

10. RESTRUCTURING AND ASSET SALE

Restructuring resulting from adverse macroeconomic business environment

During the second half of fiscal 2009, the Company initiated a restructuring to reduce manufacturing capacity and costs and operating expenses due primarily to lower demand for its products resulting from the global economic slowdown. The restructuring decreased the Company's workforce and resulted in the impairment of certain property and equipment, among other charges.

In the fourth quarter of fiscal 2009, the Company initiated additional reductions due to the adverse macroeconomic business environment. The Company decided to outsource certain non-core manufacturing operations and consolidate the Shanghai test and assembly operations with its primary test and assembly facility in Beijing, China.

The Company recorded restructuring charges in "other operating expense" of approximately $0.7 million, $2.8 million and $67.1 million in fiscal years 2011, 2010 and 2009, respectively, related to one-time employee termination benefits, impaired assets, and lease and other contract termination costs. Restructuring charges for impaired assets (including property, plant and equipment) totaled $0.1 million and $0.7 million for fiscal years 2011 and 2010, respectively. The fair value of the impaired assets was estimated based on the discounted cash flow method.

The following table summarizes the restructuring activities associated with the adverse macroeconomic business environment restructuring plan (in thousands):

	One-Time Employee Termination Benefits	Asset Impairments	Lease and Other Contract Terminations	Total
Accrued restructuring balance as of March 28, 2009	$ 1,907	$ —	$10,906	$12,813
Costs incurred and charged to expense	1,574	847	498	2,919
Adjustments to expense*	—	(148)	—	(148)
Cash payments	(3,457)	—	(1,704)	(5,161)
Non-cash settlement	—	(699)	—	(699)
Accrued restructuring balance as of April 3, 2010	$ 24	$ —	$ 9,700	$ 9,724
Costs incurred and charged to expense	—	96	554	650
Cash payments	(24)	—	(1,760)	(1,784)
Non-cash settlement	—	(96)	—	(96)
Accrued restructuring balance as of April 2, 2011	$ —	$ —	$ 8,494	$ 8,494

* Adjustments related to finalizing the sale of certain assets.

Notes to Consolidated Financial Statements

The current and long-term restructuring obligations totaling $8.4 million and $9.7 million as of April 2, 2011 and April 3, 2010, respectively, are included in "accrued liabilities" and "other long-term liabilities" in the consolidated balance sheets.

The Company has incurred and expects to incur the following restructuring charges associated with the adverse macroeconomic business environment restructuring (in thousands):

	Fiscal 2009	Fiscal 2010	Fiscal 2011	Future	Total
One-time employee termination benefit costs	$ 4,390	$1,574	$ —	$ —	$ 5,964
Asset impairments	51,432	699	96	—	52,227
Lease and other contract termination costs	11,292	498	554	3,500	15,844
Total restructuring charges	$67,114	$2,771	$650	$3,500	$74,035

As of April 2, 2011, the restructuring associated with the adverse macroeconomic business environment is substantially complete. The Company expects to record approximately $3.5 million of additional restructuring charges primarily associated with ongoing expenses related to exited leased facilities.

Fiscal 2009 restructuring to reduce or eliminate investments in wireless systems

In the first quarter of fiscal 2009, the Company initiated a restructuring to reduce or eliminate its investment in wireless systems, including cellular transceivers and GPS solutions, in order to focus on RF component opportunities. Additionally, the Company consolidated its production test facilities in an effort to reduce cycle time, better serve its customer base and improve its overall profitability.

As part of this restructuring, the Company reduced its global workforce by approximately 10 percent. The Company recorded restructuring charges in "other operating expense" of less than $0.1 million, $1.0 million and $47.1 million in fiscal years 2011, 2010 and 2009, respectively, related to one-time employee termination benefits, impaired assets (including property, plant and equipment) and lease and other contract termination costs. The fair value of the impaired assets was estimated based on quoted market prices of similar assets.

The following table summarizes restructuring activities associated with the fiscal 2009 restructuring to reduce or eliminate the Company's investment in wireless systems (in thousands):

	One-Time Employee Termination Benefits	Asset Impairments	Lease and Other Contract Terminations	Total
Accrued restructuring balance as of March 28, 2009	$ 61	$ —	$ 3,160	$ 3,221
Costs incurred and charged to expense	5	1,276	433	1,714
Adjustments to expense*	(33)	—	(695)	(728)
Cash payments	(33)	—	(1,333)	(1,366)
Non-cash settlement	—	(1,276)	—	(1,276)
Accrued restructuring balance as of April 3, 2010	$ —	$ —	$ 1,565	$ 1,565
Costs incurred and charged to expense	—	21	—	21
Adjustments to expense*	—	—	(51)	(51)
Cash payments	—	—	(381)	(381)
Non-cash settlement	—	(21)	—	(21)
Accrued restructuring balance as of April 2, 2011	$ —	$ —	$ 1,133	$ 1,133

* Adjustments related to finalizing certain contracts.

The current and long-term restructuring obligations totaling $1.1 million and $1.6 million as of April 2, 2011 and April 3, 2010, respectively, are included in "accrued liabilities" and "other long-term liabilities" in the consolidated balance sheets.

The Company has incurred the following restructuring charges associated with the fiscal 2009 restructuring to reduce or eliminate the Company's investment in wireless systems (in thousands):

	Fiscal 2009	Fiscal 2010	Fiscal 2011	Total
One-time employee termination benefit costs	$ 9,023	$ (28)	$ —	$ 8,995
Asset impairments	24,573	1,276	21	25,870
Lease and other contract termination costs	13,473	(262)	(51)	13,160
Total restructuring charges	$47,069	$ 986	$(30)	$48,025

As of April 2, 2011, the restructuring to reduce or eliminate the Company's investment in wireless systems is substantially complete and the Company doesn't expect to record additional restructuring charges.

Bluetooth® sale and related restructuring charges

In December 2006, the Company sold substantially all of its *Bluetooth®* assets to QUALCOMM for a cash purchase price of $39.0 million and the assumption by QUALCOMM of certain liabilities. These assets related to the Company's *Bluetooth®* 2.0 Enhanced Data Rate products with HCI Interface embodied in the Company's next-generation RF4000 series products, the next-generation radio modem component SiW1722, as well as associated fixed assets, intellectual property, inventory and receivables. The Company has retained and continues to sell and support certain *Bluetooth®* specification Version 1.2 qualified products, including its radio modem products SiW1712 and SiW1721 and HCI interface products, SiW3000 and SiW3500.

On December 15, 2006 (the closing date of the transaction with QUALCOMM), the Company received cash of approximately $32.6 million (net of transaction costs), with the remaining $5.9 million of the cash purchase price retained by QUALCOMM for a period of 18 months as security for the indemnification obligations of the Company, which included indemnification for losses arising out of any breach by the Company of any representations, warranties or covenants contained in the Asset Purchase Agreement with QUALCOMM. During fiscal 2009, the Company received a final cash payment of approximately $5.9 million. The Company incurred restructuring expenses of less than $0.1 million for fiscal years 2011, 2010 and 2009 related to lease costs and miscellaneous administrative expenses, which are included in "other operating (expense) income" in the Company's consolidated financial statements.

11. INCOME TAXES

Income (loss) before income taxes consists of the following components (in thousands):

Fiscal Year	2011	2010	2009
United States	**$ 23,955**	$28,572	$(881,833)
Foreign	**99,550**	56,262	1,825
Total	**$123,505**	$84,834	$(880,008)

The components of the income tax benefit (provision) are as follows (in thousands):

Fiscal Year	2011	2010	2009
Current expense:			
Federal	**$ 1,442**	$ 2,125	$ 19
State	**(568)**	(676)	28
Foreign	**(21,454)**	(17,690)	(10,120)
	(20,580)	(16,241)	(10,073)
Deferred benefit:			
Federal	**(576)**	(1,344)	4,490
State	**(54)**	(72)	6,600
Foreign	**22,263**	3,842	(8,913)
	21,633	2,426	2,177
Total	**$ 1,053**	$(13,815)	$ (7,896)

Notes to Consolidated Financial Statements

A reconciliation of the benefit from or (provision for) income taxes to income tax benefit or (expense) computed by applying the statutory federal income tax rate to pre-tax income (loss) for fiscal years 2011, 2010 and 2009 is as follows (dollars in thousands):

	2011		2010		2009	
Fiscal Year	**Amount**	**Percentage**	**Amount**	**Percentage**	**Amount**	**Percentage**
Income tax (expense) benefit at statutory federal rate	**$(43,227)**	**35.00%**	$(29,692)	35.00%	$ 308,003	35.00%
Decrease (increase) resulting from:						
State tax, net of federal benefit	**(947)**	**0.77**	1,885	(2.22)	5,507	0.62
Research and development credits	**1,594**	**(1.29)**	5,861	(6.91)	432	0.05
Effect of changes in income tax rate applied to net deferred tax assets	**(804)**	**0.65**	—	—	—	—
Foreign tax rate difference	**8,198**	**(6.64)**	8,492	(10.01)	(2,461)	(0.28)
Change in valuation allowance against net deferred tax assets	**39,295**	**(31.82)**	2,355	(2.78)	(106,687)	(12.12)
Repurchase of convertible subordinated notes	**3,353**	**(2.71)**	—	—	—	—
Write off stock compensation deferred tax assets	**(3,048)**	**2.47**	—	—	—	—
In-process research and development	**—**	**—**	—	—	(490)	(0.06)
Goodwill impairment	**—**	**—**	—	—	(210,227)	(23.89)
Settlement China APA and NC Audit	**—**	**—**	(3,084)	3.63	—	—
Carryback of NOL	**—**	**—**	1,909	(2.25)	—	—
Other	**(3,361)**	**2.72**	(1,541)	1.82	(1,973)	(0.22)
	$ 1,053	**(0.85)%**	$(13,815)	16.28%	$ (7,896)	(0.90)%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the basis used for income tax purposes. The deferred income tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Significant components of the Company's net deferred income taxes are as follows (in thousands):

Fiscal Year	2011	2010
Deferred income tax assets:		
Inventory reserve	**$ 7,918**	$ 9,993
Basis in stock and other investments	**6,158**	6,375
Equity compensation	**19,586**	23,204
Accumulated depreciation/basis difference	**38,465**	45,680
Net operating loss carry-forwards	**46,690**	64,285
Research and other credits	**48,204**	47,028
Other deferred assets	**12,560**	15,153
Other comprehensive income	**—**	5
Total deferred income tax assets	**179,581**	211,723
Valuation allowance	**(92,272)**	(132,126)
Net deferred income tax asset	**$ 87,309**	$ 79,597
Deferred income tax liabilities:		
Amortization and purchase accounting basis difference	**$ (30,300)**	$ (37,827)
Convertible debt discount	**(9,393)**	(18,600)
Deferred gain	**(6,341)**	(5,523)
Other deferred liabilities	**(1,354)**	(176)
Other comprehensive income	**(173)**	—
Total deferred income tax liabilities	**(47,561)**	(62,126)
Net deferred income tax asset	**$ 39,748**	$ 17,471
Amounts included in consolidated balance sheets:		
Current assets	**$ 19,255**	$ 17,295
Current liabilities	**—**	—
Non-current assets	**31,516**	16,093
Non-current liabilities	**(11,023)**	(15,917)
Net deferred income tax asset	**$ 39,748**	$ 17,471

At April 2, 2011, the Company has recorded a $92.3 million valuation allowance against net deferred tax assets. This consists of $90.5 million related to U.S. net deferred tax assets and $1.8 million related to Shanghai, China net deferred tax assets. Each of these valuation allowances were established based upon management's opinion that it is more likely than not that the benefit of these deferred tax assets may not be realized. Realization is dependent upon generating future income in the taxing jurisdictions in which the operating loss carryovers, credit carryovers, depreciable tax basis and other tax deferred assets exist. It is management's intent to evaluate the realizability of these deferred tax assets on a quarterly basis.

As of the beginning of fiscal 2010, there was a $138.4 million valuation allowance which arose mainly from uncertainty related to the realizability of Shanghai, China net deferred tax assets acquired in connection with the Sirenza acquisition, U.K. net deferred tax assets acquired in connection with the Filtronic acquisition, and U.S. net deferred tax assets due to operating losses and impairment charges incurred in the third quarter of fiscal 2009 that resulted in the U.S. moving into a cumulative pre-tax loss for the most recent three-year period. During fiscal 2010, the $6.3 million decrease in the overall valuation allowance was comprised of a decrease of $7.6 million related to the carryback of the fiscal 2009 federal NOL and an increase of $1.3 million related to other changes in domestic and foreign deferred tax assets during fiscal 2010. The $39.8 million decrease in the valuation allowance during fiscal 2011 was comprised of a $22.8 million release of the U.K. valuation allowance related to the remaining deferred tax assets as of the end of fiscal 2011 and $17.0 million for other decreases related to changes in domestic and foreign deferred tax assets during fiscal 2011.

During fiscal 2011, all of the U.K. valuation allowance was released. The positive evidence of income being generated in the U.K. in each of the last several quarters, the scheduled completion during fiscal 2012 of the implementation of production technology to allow the U.K. facility to produce power amplifiers in addition to switches, and future projections of continued profitability overcame any remaining negative evidence.

As of the end of fiscal 2011, a valuation allowance remained against the deferred tax assets in the U.S. and Shanghai, China as the negative evidence of cumulative pre-tax losses for the most recent three-year period in those jurisdictions were not overcome by available positive evidence. However, because of favorable operating results over the last two years, management believes a reasonable possibility exists that within the next year sufficient positive evidence may become available to reach a conclusion that a substantial portion of the remaining valuation allowance related to the U.S. deferred tax assets could be released within the next twelve months.

Notes to Consolidated Financial Statements

As of April 2, 2011, the Company had federal loss carryovers of approximately $22.5 million that expire in years 2019-2028 if unused, state losses of approximately $99.8 million that expire in years 2011-2028 if unused, and U.K. loss carryovers of approximately $32.4 million that carry forward indefinitely. Federal credits of $43.2 million and state credits of $27.3 million may expire in years 2011-2029 and 2011-2024, respectively. Federal alternative minimum tax credits of $1.5 million will carry forward indefinitely. Included in the amounts above are certain net operating losses (NOLs) and other tax attribute assets acquired in conjunction with the Filtronic, Sirenza, Resonext and Silicon Wave acquisitions. The utilization of acquired domestic assets is subject to certain annual limitations as required under Internal Revenue Code Section 382 and similar state income tax provisions. The acquired U.K. loss carryovers are potentially subject to limitation under the U.K. anti-avoidance provisions if there is a "major change" in the nature or conduct of the trade or business of Filtronic within three years of its change in ownership. In the opinion of management, there has not been a "major change" in the nature or conduct of the U.K. business that would subject these U.K.-acquired tax loss carryforwards to limitation under the U.K. anti-avoidance provisions.

The Company has continued to expand its operations and increase its investments in numerous international jurisdictions. These activities expose the Company to taxation in multiple foreign jurisdictions. It is management's opinion that current and future undistributed foreign earnings will be permanently reinvested. Accordingly, no provision for U.S. federal and state income taxes has been made thereon. It is not practical to estimate the additional tax that would be incurred, if any, if the permanently reinvested earnings were repatriated.

A subsidiary in a foreign jurisdiction has been granted an exemption from income taxes for a two-year period followed by a three-year period at one-half the normal tax rate. Income tax expense was reduced in fiscal 2011 by $0.5 million (less than $.002 per basic or diluted share) as a result of this agreement. This agreement will expire in fiscal 2014.

The Company's gross unrecognized tax benefits totaled $32.9 million as of April 2, 2011, $31.8 million as of April 3, 2010, and $29.5 million as of March 28, 2009. Of these amounts, $24.4 million (net of federal benefit of state taxes), $21.1 million (net of federal benefit of state taxes) and $18.9 million (net of federal benefit of state taxes), respectively, represent the amounts of unrecognized tax benefits that, if recognized, would impact the effective tax rate in each of the fiscal years. A reconciliation of the fiscal 2009 through fiscal 2011 beginning and ending amount of gross unrecognized tax benefits is as follows (in thousands):

Fiscal Year	2011	2010	2009
Beginning balance	**$31,806**	$29,506	$20,654
Additions based on positions related to current year	**3,258**	4,028	4,181
Additions for tax positions in prior years	**—**	1,544	3,096
Additions for tax positions assumed in business combinations	**—**	—	3,706
Reductions for tax positions in prior years	**(1,534)**	(1,890)	(1,335)
Expiration of Statute of Limitations	**(589)**	(785)	(796)
Settlements	**—**	(597)	—
Ending Balance	**$32,941**	$31,806	$29,506

It is the Company's policy to recognize interest and penalties related to uncertain tax positions as a component of income tax expense. During fiscal years 2011, 2010 and 2009, the Company recognized ($0.2) million, ($0.4) million and $0.1 million, respectively, of interest and penalties related to uncertain tax positions. Accrued interest and penalties related to unrecognized tax benefits totaled less than $0.1 million, $0.3 million, and $0.7 million as of April 2, 2011, April 3, 2010, and March 28, 2009, respectively.

Within the next 12 months, the Company believes it is reasonably possible that $0.5 million to $1.0 million of gross unrecognized tax benefits may be reduced as a result of reductions for temporary tax positions taken in prior years.

Returns for fiscal years 2005 through 2009 have been examined by the U.S. federal taxing authorities and subsequent tax years remain open for examination. North Carolina returns for fiscal years 2006 through 2008 have been examined by the tax authorities and subsequent tax years remain open for examination. Returns for calendar years 2005 through 2007 have been examined by the German taxing authorities and subsequent tax years remain open for examination. Other material jurisdictions that are subject to examination by tax authorities are California (fiscal 2006 through present), the U.K. (fiscal 2002 through present), and China (calendar year 2000 through present). Tax attributes (including net operating loss and credit carryovers) arising in earlier fiscal years remain open to adjustment.

12. NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share (in thousands, except per share data):

For Fiscal Year	2011	2010	2009
Numerator:			
Numerator for basic and diluted net income (loss) per share — net income (loss) available to common shareholders	**$124,558**	$ 71,019	$(887,904)
Effect of dilutive securities:			
Income impact of assumed conversions for interest on 2010 Notes	**27**	1,524	—
Numerator for diluted net income (loss) per share — net income (loss) plus assumed conversion of 2010 Notes	**$124,585**	$ 72,543	$(887,904)
Denominator:			
Denominator for basic net income (loss) per share — weighted average shares	**272,575**	267,349	262,493
Effect of dilutive securities:			
Employee stock options	**7,504**	4,834	—
Assumed conversion of 2010 Notes	**315**	17,246	—
Denominator for diluted net income (loss) per share — adjusted weighted average shares and assumed conversions	**280,394**	289,429	262,493
Basic net income (loss) per share	**$ 0.46**	$ 0.27	$ (3.38)
Diluted net income (loss) per share	**$ 0.44**	$ 0.25	$ (3.38)

In the computation of diluted net income per share for fiscal years 2011 and 2010, 9.0 million shares and 17.9 million shares, respectively, were excluded because the exercise price of the options was greater than the average market price of the underlying common stock and the effect of their inclusion would have been anti-dilutive.

In the computation of diluted net loss per share for fiscal 2009, all outstanding stock options were excluded because the effect of their inclusion would have been anti-dilutive.

On July 1, 2010, the Company repaid the $10.0 million outstanding principal balance plus accrued interest on the Company's 2010 Notes and the conversion option of these notes expired unexercised. As a result, the computation of diluted net income per share for fiscal 2011 includes the effect of the shares that could have been issued upon conversion of the remaining $10.0 million balance of the Company's 2010 Notes prior to their maturity on July 1, 2010 (a total of approximately 0.3 million shares).

The computation of diluted net income per share for fiscal 2010 assumed the conversion of the Company's 2010 Notes. The computation of diluted net loss per share for fiscal 2009 did not assume the conversion of the Company's 2010 Notes because the inclusion would have been anti-dilutive.

The computation of diluted net income per share does not assume the conversion of the Company's 2012 Notes or the Company's 2014 Notes. Upon conversion of each $1,000 principal amount of these two series of notes, a holder will receive in lieu of common stock, an amount in cash equal to the lesser of (i) $1,000 or (ii) the conversion value. If the conversion value exceeds $1,000 on the conversion date, the Company, at its election, will settle the value in excess of $1,000 in cash or common stock. The Company will use the treasury stock method to account for the conversion value in excess of the $1,000 principal amount as the conversion becomes applicable. Pursuant to the applicable indentures governing the two series of notes, the conversion value generally is determined as set forth above in Note 7 to the Consolidated Financial Statements. The two series of notes generally would become dilutive to earnings if the average market price of the Company's common stock exceeds approximately $8.05 per share. The maximum number of shares issuable upon conversion of the 2012 Notes and 2014 Notes as of April 2, 2011, is approximately 19.0 million shares (excluding $177.9 million of the aggregate principal amount of the Notes which were previously purchased and retired by the Company), which may be adjusted as a result of stock splits, stock dividends and antidilution provisions.

13. SHARE-BASED COMPENSATION

Summary of Stock Option Plans

1997 Key Employees' Stock Option Plan

In April 1997, the Company and its shareholders adopted the 1997 Key Employees' Stock Option Plan (the 1997 Option Plan), which provides for the granting of options to purchase common stock to key employees and independent contractors in the service of the Company. The 1997 Option Plan permits the granting of both incentive options and nonqualified options. The aggregate number of shares of common stock that may be issued pursuant to options granted under the 1997 Option Plan may not exceed 10.4 million shares, subject to adjustment upon the occurrence of certain events affecting the Company's capitalization. No further awards are granted under this plan.

Directors' Option Plan
In April 1997, the Company and its shareholders adopted the Non-employee Directors' Stock Option Plan. Under the terms of this plan, directors who are not employees of the Company are entitled to receive options to acquire shares of common stock. An aggregate of 1.6 million shares of common stock have been reserved for issuance under this plan, subject to adjustment for certain events affecting the Company's capitalization. No further awards are granted under this plan.

1999 Stock Incentive Plan
The 1999 Stock Incentive Plan (the 1999 Stock Plan), which the Company's shareholders approved at the 1999 annual meeting of shareholders, provides for the issuance of a maximum of 16.0 million shares of common stock pursuant to awards granted thereunder. The maximum number of shares of common stock that may be issued under the plan pursuant to grant of restricted awards shall not exceed 2.0 million shares. The number of shares reserved for issuance under the 1999 Stock Plan and the terms of awards may be adjusted upon certain events affecting the Company's capitalization. No further awards are granted under this plan.

RF Nitro Communications, Inc. 2001 Stock Incentive Plan
In connection with its merger with RF Nitro, the Company assumed the RF Nitro Communications, Inc. 2001 Stock Incentive Plan. This plan provides for the grant of awards to acquire common stock to key employees, non-employee directors and consultants in the service of the Company. This plan permits the grant of incentive and nonqualified options and restricted stock awards. The aggregate number of shares reserved for issuance under the plan is 52,123. The terms of awards may be adjusted upon certain events affecting the Company's capitalization. No further awards are granted under this plan.

Resonext Communications, Inc. 1999 Stock Option Plan
In connection with its merger with Resonext Communications, Inc. (Resonext), the Company assumed the Resonext 1999 Stock Option Plan. This plan provides for the grant of options to purchase common stock to key employees, non-employee directors and consultants in the service of the Company. This plan permits the grant of incentive and nonqualified options, but does not allow for restricted grants. Stock purchase rights may also be granted under the plan. The aggregate number of shares reserved for issuance under the plan is 1.4 million shares. The terms of awards may be adjusted upon certain events affecting the Company's capitalization. No further awards are granted under this plan.

Sirenza Microdevices, Inc. Amended and Restated 1998 Stock Plan
In connection with the merger of a wholly owned subsidiary of the Company with and into Sirenza and the subsequent merger of Sirenza with and into the Company, the Company assumed the Sirenza Amended and Restated 1998 Stock Plan. This plan provides for the grant of awards to acquire common stock to employees, non-employee directors and consultants. This plan permits the grant of incentive and nonqualified options, restricted awards and performance share awards. No further awards are granted under this plan.

2003 Stock Incentive Plan
The Company currently grants stock options and restricted stock units to employees and restricted stock units to directors under the 2003 Stock Incentive Plan (the "2003 Plan"). The Company's shareholders approved the 2003 Stock Plan on July 22, 2003, and, effective upon that approval, new stock option and other share-based awards for employees may be granted only under the 2003 Plan. The Company is also permitted to grant other types of equity incentive awards, such as stock appreciation rights, restricted stock awards, performance shares and performance units, under the 2003 Plan. On May 5, 2010, the Company granted performance-based restricted stock units that were awarded on May 4, 2011, after it was determined that certain performance objectives had been met. The aggregate number of shares subject to performance-based restricted stock units awarded for fiscal 2011 under the 2003 plan was 1.7 million shares. On May 6, 2009, the Company granted performance-based restricted stock units that were awarded on May 5, 2010, after it was determined that certain performance objectives had been met. The aggregate number of shares subject to performance-based restricted stock units awarded for fiscal 2010 under the 2003 plan was 2.5 million shares. On May 21, 2008 and July 8, 2008, the Company granted performance-based restricted stock units that were awarded on May 6, 2009, after it was determined that certain performance objectives had been met. The aggregate number of shares subject to performance-based restricted stock units awarded for fiscal 2009 under the 2003 Plan was 2.5 million shares. In the past, the Company had various employee stock and incentive plans under which stock options and other share-based awards were granted. Stock options

and other share-based awards that were granted under prior plans and were outstanding on July 22, 2003, continued in accordance with the terms of the respective plans.

The maximum number of shares issuable under the 2003 Plan may not exceed the sum of (a) 30.3 million shares, plus (b) any shares of common stock (i) remaining available for issuance as of the effective date of the 2003 Plan under the Company's prior plans and (ii) subject to an award granted under a prior plan, which awards are forfeited, canceled, terminated, expire or lapse for any reason. As of April 2, 2011, 9.8 million shares were available for issuance under the 2003 Plan.

2006 Directors' Stock Option Plan
At the Company's 2006 Annual Meeting of Shareholders, shareholders of the Company adopted the 2006 Directors' Stock Option Plan, which replaced the Non-Employee Directors' Stock Option Plan and reserved an additional 1.0 million shares of common stock for issuance to non-employee directors. Under the terms of this plan, directors who are not employees of the Company are entitled to receive options to acquire shares of common stock. An aggregate of 1.4 million shares of common stock has been reserved for issuance under this plan, including shares remaining available for issuance under the prior Non-employee Directors' Stock Option Plan. As of April 2, 2011, 0.6 million shares were available for issuance under the 2006 Directors' Stock Option Plan. No awards may be granted under the Directors' Stock Option Plan after July 30, 2016.

Employee Stock Purchase Plan
In April 1997, the Company adopted its Employee Stock Purchase Plan (ESPP), which is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. All regular full-time employees of the Company (including officers) and all other employees who meet the eligibility requirements of the plan may participate in the ESPP. The ESPP provides eligible employees an opportunity to acquire the Company's common stock at 85% of the lower of the closing price per share of the Company's common stock on the first or last day of each six-month purchase period. At April 2, 2011, 3.6 million shares were available for future issuance under this plan, subject to anti-dilution adjustments in the event of certain changes in the capital structure of the Company. The Company makes no cash contributions to the ESPP, but bears the expenses of its administration. The Company issued 0.7 million shares under this plan in fiscal 2011.

For fiscal years 2011, 2010 and 2009, the primary share-based awards and their general terms and conditions are as follows:

Stock options are granted to employees with an exercise price equal to the market price of the Company's stock at the date of grant, generally vest over a four-year period from the grant date, and expire 10 years from the grant date. Restricted stock units granted by the Company in fiscal years 2011, 2010 and 2009 generally vest over a four-year period from the grant date. Under the 2006 Directors' Stock Option Plan, stock options granted to non-employee directors (other than initial options, as described below) in fiscal years 2011, 2010 and 2009 had an exercise price equal to the market price of the Company's stock at the date of grant, vested immediately upon grant and expire 10 years from the grant date. Each non-employee director who is first elected or appointed to the Board of Directors will receive an initial option at an exercise price equal to the market price of the Company's stock at the date of grant, which vests over a two-year period from the grant date and expires 10 years from the grant date. At the director's option, he may instead elect to receive all or part of the initial grant in restricted stock units. Thereafter, each non-employee director is eligible to receive an annual option or, if he so chooses, an annual grant of restricted stock units.

The options and time-vested restricted units granted to certain officers of the Company generally will, in the event of the officer's termination other than for cause, continue to vest pursuant to the same vesting schedule as if the officer had remained an employee of the Company (unless the administrator of the 2003 Plan determines otherwise) and as a result, these options are expensed at grant date. In fiscal 2011, share-based compensation of $3.6 million was recognized upon the grant of 0.8 million options and restricted units to certain officers of the Company.

Share-Based Compensation
Under FASB ASC Topic 718, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award using an option pricing model, and is recognized as expense over the employee's requisite service period. FASB ASC Topic 718 covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights and employee stock purchase plans.

Total pre-tax share-based compensation expense recognized in the consolidated statements of operations was $25.4 million for fiscal 2011, net of expense capitalized into inventory. For fiscal years 2010 and 2009, the total

Notes to Consolidated Financial Statements

pre-tax share-based compensation expense recognized was $25.6 million and $23.7 million, respectively. For fiscal years 2011, 2010 and 2009, $0.1 million, $0.3 million and $0.0 million of share-based compensation expense was capitalized into inventory, respectively.

During the second quarter of fiscal 2010 at the Company's annual meeting, the Company's shareholders approved a stock option exchange program for eligible Company employees, excluding the Company's chief executive officer, chief financial officer and the three next most highly compensated officers, members of its Board of Directors, consultants and former and retired employees. Under the exchange program, eligible employees were given the opportunity to exchange certain of their outstanding stock options previously granted to them that had an option price not less than the greater of $5.00 or the 52-week closing stock price high of the Company's common stock as of July 10, 2009, for new options to be granted promptly after termination of the exchange program. The ratio of exchanged eligible options to new options was two-to-one, meaning that one new option share was issued in exchange for every two canceled option shares. As a result of the exchange program, approximately 1.8 million shares subject to old options were canceled (with exercise prices ranging from $5.19 to $63.63) on August 7, 2009, and approximately 0.9 million shares subject to new options were granted under the Company's 2003 Plan on August 7, 2009, with the new options having an exercise price of $4.86 (the closing price of the Company's common stock as reported by the NASDAQ Global Select Market on the trading date immediately preceding the date the new options were granted). The new options will vest and become exercisable over a two-year period, with 25% of each new option generally becoming exercisable after each six-month period of continued service following the grant date. As a result of the exchange program, the Company will be required to recognize $0.6 million of incremental compensation cost over the two-year vesting period.

A summary of activity of the Company's director and employee stock option plans follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
	(in thousands)		(in years)	(in thousands)
Outstanding as of April 3, 2010	18,063	$ 6.79		
Granted	116	$ 4.41		
Exercised	(3,106)	$ 5.55		
Canceled	(929)	$16.40		
Forfeited	(42)	$ 5.17		
Outstanding as of April 2, 2011	14,102	$ 6.40	3.82	$9,338
Vested and expected to vest as of April 2, 2011	14,098	$ 6.40	3.82	$9,334
Options exercisable as of April 2, 2011	13,309	$ 6.44	3.73	$8,809

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value, based upon the Company's closing stock price of $6.39 as of April 2, 2011, that would have been received by the option holders had all option holders with in-the-money options exercised their options as of that date.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option-pricing model based on the assumptions noted in the following tables:

Fiscal Year	2011	2010	2009
Expected volatility	48.3%	64.1%	77.6%
Expected dividend yield	0.0%	0.0%	0.0%
Expected term (in years)	5.4	2.9	5.2
Risk-free interest rate	1.8%	1.7%	3.1%
Weighted-average grant-date fair value of options granted during the period	$1.87	$1.98	$2.20

The total intrinsic value of options exercised during fiscal 2011 was $5.6 million. For fiscal years 2010 and 2009, the total intrinsic value of options exercised was $1.5 million and $3.0 million, respectively.

Cash received from the exercise of stock options and from participation in the employee stock purchase plan was $20.7 million for fiscal 2011 and is reflected in cash flows from financing activities in the consolidated statements of cash flows. The Company settles employee stock options with newly issued shares of the Company's common stock.

The Company used the implied volatility of market-traded options on the Company's common stock for the expected volatility assumption input to the Black-Scholes option-pricing model, consistent with the guidance in FASB ASC Topic 718. The selection of implied volatility data to estimate expected volatility was based upon the availability of actively-traded options on the Company's common stock and the Company's assessment that implied volatility is more representative of future common stock price trends than historical volatility.

The dividend yield assumption is based on the Company's history and expectation of future dividend payouts and may be subject to change in the future. The Company has never paid a dividend.

The expected life of employee stock options represents the weighted-average period that the stock options are expected to remain outstanding. The Company's method of calculating the expected term of an option is based on the assumption that all outstanding options will be exercised at the midpoint of the current date and full contractual term, combined with the average life of all options that have been exercised or canceled. The Company believes that this method provides a better estimate of the future expected life based on analysis of historical exercise behavioral data.

The risk-free interest rate assumption is based upon observed interest rates appropriate for the terms of the Company's employee stock options.

FASB ASC Topic 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Based upon historical pre-vesting forfeiture experience, the Company assumed an annualized forfeiture rate of 1.59% for both stock options and restricted stock units.

The following activity has occurred under the Company's existing restricted share plans:

	Shares	Weighted-Average Grant-Date Fair Value
	(In thousands)	
Balance at April 3, 2010	10,275	$4.30
Granted	5,879	3.50
Vested	(4,699)	3.82
Forfeited	(205)	4.25
Balance at April 2, 2011	11,250	$4.09

As of April 2, 2011, total remaining unearned compensation cost related to nonvested restricted stock units was $29.2 million, which will be amortized over the weighted-average remaining service period of approximately 1.2 years.

The total fair value of restricted stock units that vested during fiscal 2011 was $22.1 million, based upon the fair market value of the Company's common stock on the vesting date. For fiscal years 2010 and 2009, the total fair value of restricted stock units that vested was $13.4 million and $4.4 million, respectively.

14. SHAREHOLDERS' EQUITY

Share Repurchase

In the fourth quarter of fiscal 2011, the Company announced that its Board of Directors authorized the repurchase of up to $200.0 million of its outstanding common stock, exclusive of related fees, commissions or other expenses, from time to time during a period commencing on January 28, 2011, and expiring on January 27, 2013. This share repurchase program authorizes the Company to repurchase shares through solicited or unsolicited transactions in the open market or in privately negotiated transactions. During the fiscal year ended April 2, 2011, the Company repurchased 1.7 million shares at an average price of $7.44 on the open market.

Common Stock Reserved For Future Issuance

At April 2, 2011, the Company had reserved a total of approximately 58.6 million of its authorized 500.0 million shares of common stock for future issuance as follows (in thousands):

Outstanding stock options under formal directors' and employees' stock option plans	14,102
Possible future issuance under Company stock option plans	10,584
Employee stock purchase plan	3,618
Restricted share-based units granted	11,250
Possible future issuance pursuant to convertible subordinated notes	19,025
Total shares reserved	58,579

Shareholder Rights Plan

On August 10, 2001, the Company's Board of Directors adopted a shareholder rights plan, pursuant to which uncertificated stock purchase rights were distributed to shareholders at a rate of one right for each share of common stock held of record as of August 30, 2001. The rights plan is designed to enhance the Board's ability to prevent an acquirer from depriving shareholders of the long-term value of their investment and to protect shareholders against attempts to acquire the Company by means of unfair or abusive takeover tactics. The rights become exercisable based upon certain limited conditions related to acquisitions of stock, tender offers and certain business combination transactions involving the Company. Pursuant to the July 2003 amendment to the shareholder rights plan, an independent committee of the Company's Board of Directors is required to evaluate the shareholder rights plan at least once every three years in order to determine whether the plan continues to be in the best interests of the Company and its shareholders.

15. OPERATING SEGMENT AND GEOGRAPHIC INFORMATION

The consolidated financial statements include sales to customers by geographic region that are summarized as follows (in thousands):

Fiscal Year	2011	2010	2009
Sales:			
United States	**$156,746**	$151,673	$159,885
International	**895,010**	826,720	726,621

Fiscal Year	2011	2010	2009
Sales:			
United States	**15%**	16%	18%
Asia	**77**	71	63
Europe	**6**	11	16
Central and South America	**1**	2	2
Canada	**<1**	<1	<1
Other	**<1**	<1	<1

The Company classifies its revenue based upon the end application of the products in which the Company's products are used. Net sales by end application are regularly reviewed by the chief operating decision maker and are as follows (in thousands):

Fiscal Year	2011	2010	2009
Net Revenue:			
Cellular Products Group	**$ 819,230**	$800,535	$659,824
Multi-Market Products Group	**232,526**	177,858	226,682
Total	**$1,051,756**	$978,393	$886,506

The consolidated financial statements include the following long-lived asset amounts related to operations of the Company by geographic region (in thousands):

Fiscal Year	2011	2010	2009
Long-lived tangible assets:			
United States	**$148,745**	$178,012	$224,461
International	**60,733**	69,073	90,666

Sales, for geographic disclosure purposes, are based on the "bill to" address of the customer. The "bill to" address is not always an accurate representation of the location of final consumption of the Company's components. Of the Company's total international revenue for fiscal 2011, approximately 40% ($418.2 million) was from customers in China, 14% ($144.9 million) from customers in Taiwan, 14% ($143.4 million) from customers in India, and 7% ($69.3 million) from customers in Korea. Long-lived tangible assets primarily include property and equipment and at April 2, 2011, approximately $55.2 million (or 26%) of the Company's total property and equipment was located in China.

16. QUARTERLY FINANCIAL SUMMARY (UNAUDITED):

Fiscal 2011 Quarter	First	Second	Third	Fourth
(In thousands, except per share data)				
Revenue	$273,842	$285,794	$278,794	$213,326
Gross profit	102,407	108,655	103,089	75,520
Net income	28,341[(1)]	35,396[(1)]	36,686	24,135[(2)]
Net income per share:				
Basic	$ 0.10	$ 0.13	$ 0.13	$ 0.09
Diluted	$ 0.10	$ 0.13	$ 0.13	$ 0.08

Fiscal 2010 Quarter	First	Second	Third	Fourth
(In thousands, except per share data)				
Revenue	$212,540	$254,757	$250,271	$260,825
Gross profit	74,001	91,549	91,190	98,429
Net income	4,784	14,579	24,928	26,728
Net income per share:				
Basic	$ 0.02	$ 0.05	$ 0.09	$ 0.10
Diluted	$ 0.02	$ 0.05	$ 0.09	$ 0.10

The Company uses a 52- or 53-week fiscal year ending on the Saturday closest to March 31 of each year. The first fiscal quarter of each year ends on the Saturday closest to June 30, the second fiscal quarter of each year ends on the Saturday closest to September 30 and the third fiscal quarter of each year ends on the Saturday closest to December 31. Fiscal year 2010 was a 53-week fiscal year, with the second quarter of fiscal 2010 having an extra week (14 weeks). Each quarter of fiscal 2011 contained a comparable number of weeks (13 weeks).

1. In the first and second quarters of fiscal 2011, net income was $0.2 million and $0.3 million higher, respectively, than previously reported, due to the Company's increased ownership percentage in an equity investment (see Note 1 to the Consolidated Financial Statements).
2. Net income includes an income tax benefit related to the effects of a reduction of a valuation reserve against deferred tax assets.

17. SUBSEQUENT EVENTS

During the first quarter of fiscal 2012 (through May 31, 2011), the Company repurchased and retired $22.0 million aggregate principal amount of its 2012 Notes, equal to approximately 35% of the outstanding balance of its 2012 Notes. The Company paid $1.05 per $1.00 of par value for the 2012 Notes. The primary impact of this transaction to the Company's financial statements in the first quarter of fiscal 2012 is expected to be a reduction of debt of approximately $20.0 million (net of discount) and a reduction in cash of approximately $23.0 million.

Also during the first quarter of fiscal 2012 (through May 31, 2011), the Company repurchased 0.9 million shares of common stock at an average price of $5.93 on the open market.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

RF Micro Devices and Subsidiaries

Management of the Company is responsible for the preparation, integrity, accuracy and fair presentation of the Consolidated Financial Statements appearing in our Annual Report on Form 10-K for the fiscal year ended April 2, 2011. The financial statements were prepared in conformity with generally accepted accounting principles in the United States (GAAP) and include amounts based on judgments and estimates by management.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements in accordance with GAAP. Our internal control over financial reporting is supported by internal audits, appropriate reviews by management, policies and guidelines, careful selection and training of qualified personnel, and codes of ethics adopted by our Company's Board of Directors that are applicable to all directors, officers and employees of our Company.

Because of its inherent limitations, no matter how well designed, internal control over financial reporting may not prevent or detect all misstatements. Internal controls can only provide reasonable assurance with respect to financial statement preparation and presentation. Further, the evaluation of the effectiveness of internal control over financial reporting was made as of a specific date, and continued effectiveness in future periods is subject to the risks that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies and procedures may decline.

Management assessed the effectiveness of the Company's internal control over financial reporting, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, as of April 2, 2011. In conducting this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework.* Based on our assessment, management believes that the Company maintained effective internal control over financial reporting as of April 2, 2011.

The Company's auditors, Ernst & Young LLP, an independent registered public accounting firm, are appointed by the Audit Committee of the Company's Board of Directors. Ernst & Young LLP has audited and reported on the Consolidated Financial Statements of RF Micro Devices, Inc. and subsidiaries and has issued an attestation report on the Company's internal control over financial reporting. The reports of the independent registered public accounting firm are contained in this Annual Report on Form 10-K for the fiscal year ended April 2, 2011.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of RF Micro Devices, Inc. and Subsidiaries

We have audited RF Micro Devices, Inc. and Subsidiaries' internal control over financial reporting as of April 2, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). RF Micro Devices, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, RF Micro Devices, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of April 2, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of RF Micro Devices, Inc. and Subsidiaries as of April 2, 2011 and April 3, 2010, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended April 2, 2011 of RF Micro Devices, Inc. and Subsidiaries and our report dated June 1, 2011 expressed an unqualified opinion thereon.

Ernst + Young LLP

Greensboro, North Carolina
June 1, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
RF Micro Devices, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of RF Micro Devices, Inc. and Subsidiaries as of April 2, 2011 and April 3, 2010, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended April 2, 2011. Our audits also included the financial statement schedule listed in the index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of RF Micro Devices, Inc. and Subsidiaries at April 2, 2011 and April 3, 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 2, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), RF Micro Devices, Inc. and Subsidiaries' internal control over financial reporting as of April 2, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 1, 2011 expressed an unqualified opinion thereon.

Ernst + Young LLP

Greensboro, North Carolina
June 1, 2011

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES.

(a) Evaluation of disclosure controls and procedures

As of the end of the period covered by this report, the Company's management, with the participation of the Company's Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures in accordance with Rule 13a-15 under the Exchange Act. Based on their evaluation as of the end of the period covered by this report, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective, as of such date, to enable the Company to record, process, summarize and report in a timely manner the information that the Company is required to disclose in its Exchange Act reports. The Company's Chief Executive Officer and Chief Financial Officer also concluded that the Company's disclosure controls and procedures were effective, as of the end of the period covered by this report, in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Internal control over financial reporting

Our Report of Management on Internal Control Over Financial Reporting is included with the financial statements in Part II, Item 8 of this Annual Report on Form 10-K and is incorporated herein by reference.

The Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting is included with the financial statements in Part II, Item 8 of this Annual Report on Form 10-K and is incorporated herein by reference.

(c) Changes in internal control over financial reporting

There were no changes in the Company's internal control over financial reporting that occurred during the quarter ended April 2, 2011, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Information required by this Item may be found in our definitive proxy statement for our 2011 Annual Meeting of Shareholders under the captions "Corporate Governance," "Executive Officers," "Proposal 1 — Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance," and the information therein is incorporated herein by reference.

The Company has adopted its "Code of Ethics for Senior Financial Officers" and a copy is posted on the Company's website at www.rfmd.com. In the event that we amend any of the provisions of the Code of Ethics for Senior Financial Officers that requires disclosure under applicable law, SEC rules or NASDAQ listing standards, we intend to disclose such amendment on our website. Any waiver of the Code of Ethics for Senior Financial Officers for any executive officer or director must be approved by the Board and will be promptly disclosed, along with the reasons for the waiver, as required by applicable law or NASDAQ rules.

ITEM 11. EXECUTIVE COMPENSATION.

Information required by this Item may be found in our definitive proxy statement for our 2011 Annual Meeting of Shareholders under the captions "Executive Compensation" and "Compensation Committee Interlocks and Insider Participation," and the information therein is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Information required by this Item may be found in our definitive proxy statement for our 2011 Annual Meeting of Shareholders under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information," and the information therein is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Information required by this Item may be found in our definitive proxy statement for our 2011 Annual Meeting of Shareholders under the captions "Related Person Transactions" and "Corporate Governance," and the information therein is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

Information required by this Item may be found in our definitive proxy statement for our 2011 Annual Meeting of Shareholders under the captions "Proposal 5 — Ratification of Appointment of Independent Registered Public Accounting Firm" and "Corporate Governance," and the information therein is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) The following documents are filed as part of this report:

(1) Financial Statements

i. Consolidated Balance Sheets as of April 2, 2011 and April 3, 2010.

ii. Consolidated Statements of Operations for fiscal years 2011, 2010 and 2009.

iii. Consolidated Statements of Shareholders' Equity for fiscal years 2011, 2010 and 2009.

iv. Consolidated Statements of Cash Flows for fiscal years 2011, 2010 and 2009.

v. Notes to Consolidated Financial Statements.

Report of Management on Internal Control Over Financial Reporting.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting.

Report of Independent Registered Public Accounting Firm.

(2) Financial Statement Schedules:

Schedule II — "Valuation and Qualifying Accounts" appears below.

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions, are included within the consolidated financial statements or the notes thereto in this Annual Report on Form 10-K or are inapplicable and, therefore, have been omitted.

Schedule II Valuation and Qualifying Accounts

Fiscal Years Ended 2011, 2010 and 2009

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Additions for Amounts Acquired through Acquisition	Deductions from Reserve	Balance at End of Period
			(In thousands)		
Year ended April 2, 2011					
Allowance for doubtful accounts	$ 802	$ —	$ —	$ 2(i)	$ 800
Inventory reserve	25,597	2,046	—	7,561(ii)	20,082
Year ended April 3, 2010					
Allowance for doubtful accounts	$ 886	$ 293	$ —	$ 377(i)	$ 802
Inventory reserve	39,544	2,480	—	16,427(ii)	25,597
Year ended March 28, 2009					
Allowance for doubtful accounts	$ 796	$ 1,183	$ —	$ 1,093(i)	$ 886
Inventory reserve	30,328	21,022	103	11,909(ii)	39,544

(i) The Company wrote-off a fully reserved balance against the related receivable; write-offs totaled less than $0.1 million for both fiscal 2011 and fiscal 2010, and $0.8 million for fiscal 2009.

(ii) The Company sold excess inventory or wrote-off scrap related to quality and obsolescence against a fully reserved balance and reduced reserves based on the Company's reserve policy.

(3) The exhibits listed in the accompanying Exhibit Index are filed as a part of this Annual Report on Form 10-K.

(b) Exhibits.

See the Exhibit Index.

(c) Separate Financial Statements and Schedules.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RF Micro Devices, Inc.

By: /s/ ROBERT A. BRUGGEWORTH
Robert A. Bruggeworth
President and Chief Executive Officer

Date: June 1, 2011

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert A. Bruggeworth and William A. Priddy, Jr., and each of them, as true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all which said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on June 1, 2011.

Name:	Title:
/s/ ROBERT A. BRUGGEWORTH Robert A. Bruggeworth	President, Chief Executive Officer and Director (principal executive officer)
/s/ WILLIAM A. PRIDDY, JR. William A. Priddy, Jr.	Chief Financial Officer, Corporate Vice President of Administration and Secretary (principal financial officer)
/s/ BARRY D. CHURCH Barry D. Church	Vice President and Corporate Controller (principal accounting officer)
/s/ WALTER H. WILKINSON, JR. Walter H. Wilkinson, Jr.	Chairman of the Board of Directors
/s/ DANIEL A. DILEO Daniel A. DiLeo	Director
/s/ JEFFERY R. GARDNER Jeffery R. Gardner	Director
/s/ JOHN R. HARDING John R. Harding	Director
/s/ MASOOD A. JABBAR Masood A. Jabbar	Director
/s/ CASIMIR S. SKRZYPCZAK Casimir S. Skrzypczak	Director
/s/ ERIK H. VAN DER KAAY Erik H. van der Kaay	Director

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger among RF Micro Devices, Inc., Deere Merger Corp. and Silicon Wave, Inc., dated as of April 21, 2004(1)
2.2	Asset Purchase Agreement, by and among QUALCOMM Incorporated, RF Micro Devices, Inc. and RFMD WPAN, Inc., dated as of December 1, 2006(2)
2.3	Agreement and Plan of Merger and Reorganization, dated as of August 12, 2007, by and among RF Micro Devices, Inc., Iceman Acquisition Sub, Inc., and Sirenza Microdevices, Inc. (24)
3.1	Restated Articles of Incorporation of RF Micro Devices, Inc., dated July 27, 1999(3)
3.2	Articles of Amendment of RF Micro Devices, Inc. to Articles of Incorporation, dated July 26, 2000(4)
3.3	Articles of Amendment of RF Micro Devices, Inc. to Articles of Incorporation, dated August 10, 2001(5)
3.4	Bylaws of RF Micro Devices, Inc., as amended and restated through November 8, 2007 (26)
4.1	Specimen Certificate of Common Stock(6)
4.2(a)	Rights Agreement, by and between RF Micro Devices, Inc. and First Union National Bank, as Rights Agent, dated as of August 10, 2001(7)
4.2(b)	First Amendment to Rights Agreement, dated as of July 22, 2003, between RF Micro Devices, Inc., and Wachovia Bank, National Association (formerly First Union National Bank), as Rights Agent(8)
4.3	Indenture, dated as of July 1, 2003, between RF Micro Devices, Inc. and Wachovia Bank, National Association, as Trustee(9)
4.4	Form of Note for 1.50% Convertible Subordinated Notes due July 1, 2010, filed as Exhibit A to Indenture, dated as of July 1, 2003, between RF Micro Devices, Inc. and Wachovia Bank National Association, as Trustee(9)
4.5	Registration Rights Agreement, by and among RF Micro Devices, Inc. and the Initial Purchasers named therein, dated as of July 1, 2003(9)
4.6	Indenture, dated as of April 4, 2007, between RF Micro Devices, Inc. and U.S. Bank National Association, as Trustee, relating to the 0.75% Convertible Subordinated Notes due April 15, 2012 (10)
4.7	Form of Note for 0.75% Convertible Subordinated Notes due April 15, 2012, filed as Exhibit A to Indenture, dated as of April 4, 2007, between RF Micro Devices, Inc. and U.S. Bank National Association, as Trustee (10)
4.8	Indenture, dated as of April 4, 2007, between RF Micro Devices, Inc. and U.S. Bank National Association, as Trustee, relating to the 1.00% Convertible Subordinated Notes due April 15, 2014 (10)
4.9	Form of Note for 1.00% Convertible Subordinated Notes due April 15, 2014, filed as Exhibit A to Indenture, dated as of April 4, 2007, between RF Micro Devices, Inc. and U.S. Bank National Association, as Trustee (10)
4.10	Registration Rights Agreement between RF Micro Devices, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated as of April 4, 2007 (10) *The registrant hereby undertakes to furnish to the Securities and Exchange Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of the registrant not filed herewith pursuant to Item 601(b)(4)(iii) of Regulation S-K*
10.1	1997 Key Employees' Stock Option Plan of RF Micro Devices, Inc., as amended (11)*
10.2	Form of Stock Option Agreement (1997 Key Employees' Stock Option Plan)(6)*
10.3	Stock Option Agreement, dated as of October 27, 1998, between RF Micro Devices, Inc. and Walter H. Wilkinson, Jr., as amended (11)*
10.4	Stock Option Agreement, dated as of October 27, 1998, between RF Micro Devices, Inc. and Albert E. Paladino, as amended (11)*
10.5	Stock Option Agreement, dated as of October 27, 1998, between RF Micro Devices, Inc. and Erik H. van der Kaay, as amended (11)*
10.6	1999 Stock Incentive Plan of RF Micro Devices, Inc., as amended (11)*
10.7	RF Nitro Communications, Inc. 2001 Stock Incentive Plan (as amended and restated effective October 23, 2001) (12)
10.8	Resonext Communications, Inc. 1999 Stock Plan (as amended and restated effective December 19, 2002) (13)
10.9	License and Technical Assistance Agreement, by and between the Electronic Systems & Technology Division of the Space and Electronics Group of TRW Inc. and RF Micro Devices, Inc., dated June 6, 1996(6)
10.10	Lease Agreement, dated October 31, 1995, between RF Micro Devices, Inc. and Piedmont Land Company, as amended (14)
10.11	Lease Agreement, dated October 9, 1996, between RF Micro Devices, Inc. and Highwoods/Forsyth Limited Partnership, as amended (14)

Exhibit No.	Description
10.12	Lease Agreement, dated February 12, 1999, between Highwoods Realty Limited Partnership and RF Micro Devices, Inc. (15)
10.13	Lease Agreement, dated May 25, 1999, by and between CK Deep River, LLC and RF Micro Devices, Inc. (16)
10.14	Lease Agreement, dated November 5, 1999, between Highwoods Realty Limited Partnership and RF Micro Devices, Inc. (11)
10.15	Change in Control Agreement, effective as of March 1, 2001, between RF Micro Devices, Inc. and William J. Pratt (17)*
10.16	Change in Control Agreement, effective as of February 1, 2005, between RF Micro Devices, Inc. and Gregory J. Thompson (18)*
10.17	Form of Amendment No. 1 to Change in Control Agreements, effective as of June 9, 2005 (19)*
10.18	Amended and Restated Preferred Stock Purchase Agreement, dated October 15, 2002, by and between Jazz Semiconductor, Inc. and RF Micro Devices, Inc. (20)
10.19	2003 Stock Incentive Plan of RF Micro Devices, Inc., as amended through June 11, 2010 (34)*
10.20	Form of Stock Option Agreement (Senior Officers) pursuant to the 2003 Stock Incentive Plan of RF Micro Devices, Inc., as amended effective June 1, 2006 (21)*
10.21	Form of Restricted Stock Award Agreement (Service-Based Award for Senior Officers) pursuant to the 2003 Stock Incentive Plan of RF Micro Devices, Inc., as amended effective June 1, 2006 (21)*
10.22	Form of Stock Option Agreement for Employees pursuant to the 2003 Stock Incentive Plan of RF Micro Devices, Inc. (19)*
10.23	Form of Restricted Stock Award Agreement (Service-Based Award for Employees) pursuant to the 2003 Stock Incentive Plan of RF Micro Devices, Inc. (19)*
10.24	Form of Stock Option Agreement for Nonemployee Directors pursuant to the 2003 Stock Incentive Plan of RF Micro Devices, Inc. (22)*
10.25	RF Micro Devices, Inc. 2006 Directors Stock Option Plan, as amended and restated effective May 7, 2009 (32)*
10.26	Form of Stock Option Agreement — Initial Option, for Nonemployee Directors pursuant to the RF Micro Devices, Inc. 2006 Directors Stock Option Plan, effective July 31, 2006 (21)*
10.27	Form of Stock Option Agreement — Annual Option, for Nonemployee Directors pursuant to the RF Micro Devices, Inc. 2006 Directors Stock Option Plan, effective July 31, 2006 (21)*
10.28	RF Micro Devices, Inc. Cash Bonus Plan, effective June 1, 2006 (21)*
10.29	Nonemployee Directors' Stock Option Plan of RF Micro Devices, Inc. (as amended and restated through June 13, 2003) (23)*
10.30	Offer letter between RF Micro Devices, Inc. and Robert Van Buskirk, dated August 13, 2007 (25)*
10.31	Noncompetition Agreement, dated August 13, 2007, executed by Robert Van Buskirk in favor of RF Micro Devices, Inc., Sirenza Microdevices, Inc. and other beneficiaries (25)*
10.32	RFMD NC Inventions, Confidentiality and Non-Solicitation Agreement, dated August 13, 2007, by and between Robert Van Buskirk and RF Micro Devices, Inc. (25)*
10.33	Sirenza Microdevices, Inc. Amended and Restated 1998 Stock Plan, as Assumed by RF Micro Devices, Inc. and Amended and Restated Effective November 13, 2007 (26)*
10.34	Change in Control Agreement between RF Micro Devices, Inc. and Robert Van Buskirk, effective as of November 14, 2007 (27)*
10.35	Form of Restricted Stock Award Agreement (Performance-Based and Service-Based Award for Senior Officers) pursuant to the 2003 Stock Incentive Plan of RF Micro Devices, Inc. (28)*
10.36	Retirement and Transition Agreement, dated as of March 31, 2008, between William J. Pratt and RF Micro Devices, Inc. (29)*
10.37	Employment Agreement, dated as of November 12, 2008, between RF Micro Devices, Inc. and Robert A. Bruggeworth (30)*
10.38	Second Amended and Restated Change in Control Agreement, effective as of December 31, 2008, by and between RF Micro Devices, Inc. and Robert A. Bruggeworth (31)*
10.39	Amended and Restated Change in Control Agreement, effective as of December 31, 2008, by and between RF Micro Devices, Inc. and Barry D. Church (31)*
10.40	Amended and Restated Change in Control Agreement, effective as of December 31, 2008, by and between RF Micro Devices, Inc. and Steven E. Creviston (31)*
10.41	Amended and Restated Change in Control Agreement, effective as of December 31, 2008, by and between RF Micro Devices, Inc. and Jerry D. Neal (31)*
10.42	Amended and Restated Change in Control Agreement, effective as of December 31, 2008, by and between RF Micro Devices, Inc. and William A. Priddy, Jr. (31)*

Exhibit No.	Description
10.43	Amended and Restated Change in Control Agreement, effective as of December 31, 2008, by and between RF Micro Devices, Inc. and Suzanne B. Rudy (31)*
10.44	Amended and Restated Change in Control Agreement, effective as of December 31, 2008, by and between RF Micro Devices, Inc. and James D. Stilson (31)*
10.45	Amended and Restated Change in Control Agreement, effective as of December 31, 2008, by and between RF Micro Devices, Inc. and Robert Van Buskirk (31)*
10.46	Equity Award Election Form, pursuant to the RF Micro Devices, Inc. 2006 Directors Stock Option Plan, as amended and restated effective May 7, 2009 (32)*
10.47	Form of Stock Option Agreement — Annual/Supplemental Option, for Nonemployee Directors pursuant to the RF Micro Devices, Inc. 2006 Directors Stock Option Plan, as amended and restated effective May 7, 2009 (32)*
10.48	Form of Restricted Stock Unit Agreement — Initial RSU, for Nonemployee Directors pursuant to the 2003 Stock Incentive Plan of RF Micro Devices, Inc., as amended (32)*
10.49	Form of Restricted Stock Unit Agreement — Annual/Supplemental RSU, for Nonemployee Directors pursuant to the 2003 Stock Incentive Plan of RF Micro Devices, Inc., as amended (32)*
10.50	RF Micro Devices, Inc. Director Compensation Plan, effective May 7, 2009 (32)*
10.51	2009 Declaration of Amendment, effective July 30, 2009, to the Nonemployee Directors' Stock Option Plan of RF Micro Devices, Inc., as amended and restated through June 13, 2003 (32)*
10.52	Form of Restricted Stock Unit Agreement (Performance-Based and Service-Based Award) pursuant to the 2003 Stock Incentive Plan of RF Micro Devices, Inc.* (33)
21	Subsidiaries of RF Micro Devices, Inc.
23	Consent of Ernst & Young LLP
31.1	Certification of Periodic Report by Robert A. Bruggeworth, as Chief Executive Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Periodic Report by William A. Priddy, Jr., as Chief Financial Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Periodic Report by Robert A. Bruggeworth, as Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Periodic Report by William A. Priddy, Jr., as Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	The following materials from our Annual Report on Form 10-K for the year ended April 2, 2011, formatted in XBRL (eXtensible Business Reporting Language):(i) the Consolidated Balance Sheets as of April 2, 2011 and April 3, 2010, (ii) the Consolidated Statements of Operations for the years ended April 2, 2011, April 3, 2010 and March 28, 2009, (iii) the Consolidated Statements of Shareholders' Equity for the years ended April 2, 2011, April 3, 2010 and March 28, 2009, (iv) the Consolidated Statements of Cash Flows for the years ended April 2, 2011, April 3, 2010 and March 28, 2009, and(v) the Notes to the Consolidated Financial Statements, tagged as blocks of text **

(1) Incorporated by reference to the exhibit filed with our Current Report on Form 8-K, filed June 8, 2004.
(2) Incorporated by reference to the exhibit filed with our Current Report on Form 8-K, filed December 7, 2006.
(3) Incorporated by reference to the exhibit filed with our Quarterly Report on Form 10-Q for the quarterly period ended June 26, 1999.
(4) Incorporated by reference to the exhibit filed with our Quarterly Report on Form 10-Q for the quarterly period ended July 1, 2000.
(5) Incorporated by reference to the exhibit filed with our Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2001.
(6) Incorporated by reference to the exhibit filed with Amendment No. 1 to our Registration Statement on Form S-1, filed April 8, 1997 (File No. 333-22625).
(7) Incorporated by reference to the exhibit filed with our Registration Statement on Form 8-A, filed August 14, 2001.
(8) Incorporated by reference to the exhibit filed with our Registration Statement on Form 8-A/A, filed August 1, 2003.
(9) Incorporated by reference to the exhibit filed with our Registration Statement filed on Form S-3, filed August 22, 2003 (File No. 333-108141).
(10) Incorporated by reference to the exhibit filed with our Current Report on Form 8-K, filed April 10, 2007.
(11) Incorporated by reference to the exhibit filed with our Quarterly Report on Form 10-Q for the quarterly period ended December 25, 1999.
(12) Incorporated by reference to the exhibit filed with our Registration Statement on Form S-8, filed November 30, 2001 (File No. 333-74230).
(13) Incorporated by reference to the exhibit filed with our Registration Statement on Form S-8, filed December 20, 2002 (File No. 333-102048).
(14) Incorporated by reference to the exhibit filed with our Registration Statement on Form S-1, filed February 28, 1997 (File No. 333-22625).
(15) Incorporated by reference to the exhibit filed with our Annual Report on Form 10-K for the fiscal year ended March 27, 1999.
(16) Incorporated by reference to the exhibit filed with our Quarterly Report on Form 10-Q for the quarterly period ended June 26, 1999.
(17) Incorporated by reference to the exhibit filed with our Annual Report on Form 10-K for the fiscal year ended March 31, 2001.
(18) Incorporated by reference to the exhibit filed with our Current Report on Form 8-K, filed February 2, 2005.
(19) Incorporated by reference to the exhibit filed with our Annual Report on Form 10-K for the fiscal year ended April 2, 2005.
(20) Incorporated by reference to the exhibit filed with our Quarterly Report on Form 10-Q for the quarterly period ended September 28, 2002.
(21) Incorporated by reference to the exhibit filed with our Current Report on Form 8-K, filed August 7, 2006.
(22) Incorporated by reference to the exhibit filed with our Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2005.

(23) Incorporated by reference to the exhibit filed with our Current Report on Form 8-K, filed May 8, 2006.
(24) Incorporated by reference to the exhibit filed with our Current Report on Form 8-K, filed August 16, 2007.
(25) Incorporated by reference to the exhibit filed with our Registration Statement on Form S-4, filed September 13, 2007 (File No. 333-146027).
(26) Incorporated by reference to the exhibit filed with our Registration Statement on Form S-8, filed November 15, 2007 (File No. 333-147432).
(27) Incorporated by reference to the exhibit filed with our Current Report on Form 8-K, filed November 19, 2007.
(28) Incorporated by reference to the exhibit filed with our Annual Report on Form 10-K for the fiscal year ended March 29, 2008.
(29) Incorporated by reference to the exhibit filed with our Current Report on Form 8-K, filed April 4, 2008.
(30) Incorporated by reference to the exhibit filed with our Current Report on Form 8-K, filed November 14, 2008.
(31) Incorporated by reference to the exhibit filed with our Quarterly Report on Form 10-Q for the quarterly period ended December 27, 2008.
(32) Incorporated by reference to the exhibit filed with our Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2009.
(33) Incorporated by reference to the exhibit filed with our Annual Report on Form 10-K for the fiscal year ended April 3, 2010, filed June 2, 2010.
(34) Incorporated by reference to the exhibit filed with our Current Report on Form 8-K, filed August 5, 2010.
* Executive compensation plan or agreement
** Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

Our SEC file number for documents filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended, is 000-22511.

OFFICERS AND DIRECTORS

EXECUTIVE OFFICERS

Robert A. Bruggeworth
President and Chief Executive Officer

Barry D. Church
Vice President and Corporate Controller

Steven E. Creviston
Corporate Vice President and President of Cellular Products Group

Jerry D. Neal
Executive Vice President of Marketing and Strategic Development

William A. Priddy, Jr.
Chief Financial Officer, Corporate Vice President of Administration and Secretary

Suzanne B. Rudy
Vice President, Corporate Treasurer, Compliance Officer and Assistant Secretary

James D. Stilson
Corporate Vice President of Operations

Robert M. Van Buskirk
Corporate Vice President and President of Multi-Market Products Group

CORPORATE OFFICERS

Gary J. Grant
Corporate Vice President of Quality Assurance

J. Forrest Moore
Chief Information Officer and
Corporate Vice President of Information Technology

BOARD OF DIRECTORS

Walter H. Wilkinson, Jr.[1,3†,4]
Chairman of the Board
Founder and General Partner, Kitty Hawk Capital

Robert A. Bruggeworth[5]
President and Chief Executive Officer, RF Micro Devices, Inc.

Daniel A. DiLeo[1,3]
Former Executive Vice President, Agere Systems, Inc.

Jeffery R. Gardner[2,4†]
President and Chief Executive Officer, Windstream Corporation

John R. Harding[1†,5]
Co-founder, Chairman, President and Chief Executive Officer, eSilicon Corporation

Masood A. Jabbar[2,5†]
Former Executive Vice President, Sun Microsystems, Inc.

Casimir S. Skrzypczak[2,3]
Former Senior Vice President, Cisco Systems

Erik H. van der Kaay[2†,3,4]
Retired Chairman of the Board, Symmetricom Inc.

1. Compensation Committee 2. Audit Committee 3. Governance and Nominating Committee
4. Finance Committee 5. Strategic Development Committee † Committee Chairman

CORPORATE INFORMATION

CORPORATE HEADQUARTERS

7628 Thorndike Road
Greensboro, NC 27409-9421

Stock Transfer Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
www.amstock.com
phone: (718) 921-8124
toll free: (800) 937-5449

Independent Registered Public Accounting Firm
Ernst & Young LLP
3200 Beechleaf Court, Suite 700
Raleigh, NC 27604

ANNUAL MEETING

The Annual Meeting of Shareholders will be held on Wednesday, August 3, 2011, at 8:00 a.m. local time at the office of Womble Carlyle Sandridge & Rice, PLLC, One Wells Fargo Center, Suite 3500, 301 South College Street, Charlotte, North Carolina. A notice of the meeting, proxy and proxy statement will be sent or made available on or about June 22, 2011, at which time proxies will be solicited on behalf of the Board of Directors.

SEC ANNUAL REPORT ON FORM 10-K

Additional copies of our fiscal 2011 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, including the financial statements and the financial statement schedules but not including the exhibits contained therein, are available without charge upon written request, directed to:

Douglas DeLieto
Vice President, Investor Relations
Investor Relations Department
RF Micro Devices, Inc.
7628 Thorndike Road
Greensboro, NC 27409-9421
www.rfmd.com

We will furnish any exhibit to our fiscal 2011 Annual Report on Form 10-K upon receipt of payment for our reasonable expenses in furnishing such exhibit.

PRICE RANGE OF COMMON STOCK

Our common stock trades on the NASDAQ Global Select Market under the symbol "RFMD." The table below sets forth the high and low sales prices of our common stock for the quarterly periods during the fiscal years ended April 3, 2010, and April 2, 2011, as reported by the NASDAQ Stock Market LLC.

Fiscal 2011	High	Low
First Quarter	$ 6.05	$ 3.83
Second Quarter	6.25	3.65
Third Quarter	7.99	5.89
Fourth Quarter	8.48	6.01
Fiscal 2010	**High**	**Low**
First Quarter	$ 3.96	$ 1.24
Second Quarter	5.85	3.18
Third Quarter	5.24	3.72
Fourth Quarter	5.27	3.76

We have never declared or paid cash dividends on our common stock. We currently intend to retain our earnings for use in our business and do not anticipate paying any cash dividends in the foreseeable future.

Based on information obtained from our transfer agent, we believe that the number of record holders of our common stock was 2,145 at June 3, 2011. This number does not include beneficial owners, for whom shares are held in a "nominee" or "street" name. At June 3, 2011, we believe that there were approximately 94,565 beneficial owners of our common stock.

This report includes "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about our plans, objectives, representations and contentions and are not historical facts and typically are identified by use of terms such as "may," "will," "should," "could," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue" and similar words, although some forward-looking statements are expressed differently. You should be aware that the forward-looking statements included herein represent management's current judgment and expectations, but our actual results, events and performance could differ materially from those expressed or implied by forward-looking statements. We do not intend to update any of these forward-looking statements or publicly announce the results of any revisions to these forward-looking statements, other than as is required under the federal securities laws. Our business is subject to numerous risks and uncertainties, including those relating to variability in our operating results, the inability of certain of our customers or suppliers to access their traditional sources of credit, our industry's rapidly changing technology, our dependence on a few large customers for a substantial portion of our revenue, our ability to implement innovative technologies, our ability to bring new products to market, the efficient and successful operation of our wafer fabrication facilities, molecular beam epitaxy facility, assembly facilities and test and tape and reel facilities, our ability to adjust production capacity in a timely fashion in response to changes in demand for our products, variability in manufacturing yields, industry overcapacity and current macroeconomic conditions, inaccurate product forecasts and corresponding inventory and manufacturing costs, dependence on third parties and our ability to manage channel partners and customer relationships, our dependence on international sales and operations, our ability to attract and retain skilled personnel and develop leaders, the possibility that future acquisitions may dilute our shareholders' ownership and cause us to incur debt and assume contingent liabilities, fluctuations in the price of our common stock, claims of infringement on our intellectual property portfolio, lawsuits and claims relating to our products, and the impact of stringent environmental regulations. These and other risks and uncertainties, which are described in more detail in our most recent Annual Report on Form 10-K and in other reports and statements that we file with the Securities and Exchange Commission, could cause actual results and developments to be materially different from those expressed or implied by any of these forward-looking statements.



WWW.RFMD.COM • 7628 THORNDIKE ROAD, GREENSBORO, NC 27409-9421 • PHONE 336.664.1233